Annual Report and Accounts 2008

Registered number SC089839

wolfson microelectronics

Increasing Opportunities

in a Growing Market

2008

Contents

$198.2m

2008 Revenue. Because of a strong first half, Wolfson returned a healthy performance in 2008.

Financial Highlights

Annual revenue and profit before tax ($m)



2004
15.1
119.3
2005
38.7
166.6
2006
50.3*
204.1
2007
40.8
231.6
2008
17.0**
198.2

Profit before tax
Revenue

* Before non recurring charge
** Before exceptional charges

Summary of profit and costs (as a % of revenue)



2004
12.8
11.3
13.3
10.6
1.3
49.3
2005
22.8
8.6
12.4
5.0
1.4
50.2
2006
20.2
9.7
15.6
4.7
1.6
51.8
2007
16.9*
9.7
16.9*
6.1
2.9
52.5
2008**
9.9*
12.2
20.1*
7.0
1.6
50.9

Adjusted operating profit
Distribution & selling costs
R&D expenses
Admin expenses
Share-based compensation
Gross margin

* Excluding the amortisation costs of acquired intangible assets
** Before exceptional charges

Adjusted diluted earnings per share (cents)



2004
9.2
2005
24.9
2006*
30.1
2007**
26.2
2008***
13.5

* Before non recurring charge
** Excluding the amortisation costs of acquired intangible assets
*** Before exceptional charges and excluding the amortisation costs of acquired intangible assets

Net assets ($m)



2004
44.2
40.5
84.7
2005
81.0
42.5
123.5
2006
99.4
61.6
161.0
2007
89.6
84.3
173.9
2008
92.2
84.1
176.3

Cash and short-term deposits
Other net assets

Chairman's Statement

Michael Ruettgers, Chairman

> We aim to triple our addressable market over the next few years and grow our market share, enabling us to deliver strong financial results as conditions improve.

2008, my first full year as Chairman, proved to be a challenging year, not just for Wolfson, but also for the whole global economy. However, despite the macroeconomic downturn, I am pleased with the progress Wolfson has made in its long term strategy and investments. Wolfson has the financial strength to weather the current economic storm. With $92.2m in cash and short-term deposits, no debt, a strong gross margin and positive cash flow, we are well positioned to continue to execute our long term plans for success. We aim to triple our addressable market over the next few years and grow our market share, enabling us to deliver strong financial results as conditions improve.

As 2008 progressed, the macroeconomic environment became increasingly weak and Wolfson experienced a rapid and broad-based deterioration in customer demand in the second half of the year, leading us to downgrade our revenue expectations. While this was disappointing, Wolfson did not stand idly by. As soon as it became apparent that the downturn was significant, we took action in Q3 2008, initiating a thorough non-R&D cost review. One unfortunate outcome was a reduction in staff numbers but our prompt action has, we believe, placed Wolfson ahead of the curve in responding to the adverse economic climate and underlines our proactive discipline and mindset in managing costs.

Even in the face of these challenges, and because of a strong first half, Wolfson returned a healthy performance in 2008, with revenue of $198m, gross margin (before exceptional charge) of 50.9% and a positive operating cash flow of $16m. Of particular note during the year was the impressive growth of 60% in our mobile handset revenue, leading this to become our largest segment for the first time. Design win traction across a wide spectrum of segments has also maintained momentum and, although orders are suppressed currently due to the macro economy, these represent tangible future business with the ability to upturn when economic conditions improve.

Although we have very limited visibility regarding business prospects in the near term, we do believe that the significant downturn in consumer demand will last well into 2009 and that conditions may well get worse before they get better. We are therefore remaining focused on managing our business prudently. Firstly, and crucially, Wolfson has a track record of positive cash flow and careful cash management, which places us in a strong cash position with no borrowings. Secondly, we are being proactive in continuing to keep a tight rein on costs and ensuring that we manage inventory levels carefully. Thirdly, we are actively funding an R&D plan that will give us long term growth.

Looking beyond the current difficulties, the Board believes that Wolfson's long term strategy and prospects are excellent. Wolfson has a strong market position with a leading share in several key market segments and, through Wolfson's AudioPlus™ strategy, we believe, we are significantly enhancing this position, providing more value to our existing customers and enabling new account wins.



"We have a detailed and focused product roadmap in place and all of our resources are highly aligned to its successful delivery."

Purity of sound is the core of our audio product offering and our world renowned audio architecture ensures a natural sound that enables our customers to differentiate their products. The Wolfson AudioPlus™ technologies leverage our skills and add incremental mixed-signal functionality to elements of the audio signal chain. This positions us well to help our customers differentiate their products in the eyes and ears of the end consumer.

As a technology company, Wolfson's core strength is in innovation and the unique intellectual property that we produce. We have, I believe, a world class mixed-signal design team and, with our technological capabilities broadened through our recent acquisitions, are very well placed to add value to our customer base of leading consumer electronics companies. We have a detailed and focused product roadmap in place and all of our resources are highly aligned to its successful delivery. We intend to continue to invest in this critical product development activity, so that we will emerge from the current adverse market conditions in a stronger position.

I would like to thank Dave Shrigley, who stepped down as Chief Executive Officer at the end of 2008, for his dedication and drive during his time at the Company. Dave made a bold contribution to the evolution of Wolfson, developing the processes and people to take us to the next level and significantly accelerating the Wolfson AudioPlus™ strategy, including the development of the technologies obtained in 2007 from the Oligon Ltd and Sonaptic Ltd acquisitions. Although many elements of these long term investments are at an early stage, I have no doubt that they represent valuable additions to our future technological capabilities.

We welcome Mike Hickey to Wolfson. Mike took over as Chief Executive Officer from 1 January 2009 and brings considerable experience at a senior level, in particular within Wolfson's now largest application area, mobile handsets. I know that his knowledge and insight of the consumer electronics industry will prove a great asset to Wolfson as we continue to execute our Wolfson AudioPlus™ strategy. Mike joins us at a time that is well matched to his pragmatic, no nonsense style and he has wasted no time in conducting a full product-focused operational review, refining our priorities and alignment of resources on delivering our product development plan. With his emphasis on innovation and the delivery of compelling products, whilst at the same time conserving cash, Mike has ideal experience to lead us through the current economic situation.

In September we strengthened our industry expertise and knowledge, with the appointment, as a non-executive director, of Glenn Collinson. Glenn is recognised as a successful and innovative entrepreneur, having expertly managed the growth of Cambridge Silicon Radio (CSR) from its roots as a start-up project in 1998 to its listing as a public company in 2004. We look forward to benefiting from Glenn's substantial experience in business development, and his outstanding sales and marketing credentials.

Finally, I wish to thank all of our hard-working and dedicated employees, without whom Wolfson would not be where it is today and you, our shareholders, for your continuing support.

Michael Ruettgers
Chairman

Wolfson's focus is on emerging and high growth segments of the digital consumer electronics market.

Business Review

Business Description

Wolfson is a semiconductor company specialising in the design and supply of high performance mixed-signal integrated circuits. Its devices play an essential role in many digital consumer products, converting information from the real world of analogue signals, emanating from sounds, images and physical touch, to the digital domain and back again. Wolfson focuses on the supply of high performance audio and ultra low power integrated circuits and has a worldwide reputation built around these key competencies.

Wolfson's devices can be found inside a wide range of consumer electronics products. These include portable battery operated products, such as mobile phones, portable media players, headsets, portable navigation devices, handheld game consoles and digital cameras and also mains operated products such as Hi-Fis, flat panel TVs, set-top boxes, games consoles and multi-functional printers and scanners. In each of these, Wolfson devices sit at the interface with the real world and "touch" the end user. They are a key component in enabling product manufacturers to create exciting new user experiences that differentiate their end products.

With its unique range of mixed-signal devices, Wolfson's focus is on emerging and high growth segments of the digital consumer electronics market. The emergence of a wide range of increasingly complex multimedia portable devices has been a key driver for Wolfson over the past few years. Wolfson specialises in the development of these highly complex mixed-signal devices. This specialism requires both in-depth market understanding and engineering know-how, as well as the ability to supply to exacting standards of quality and performance.

While no single competitor competes with Wolfson across all its product segments, a small number of other suppliers of mixed-signal devices, notably Texas Instruments, AKM, Cirrus Logic, Analog Devices, Maxim and AMS compete with Wolfson on a segment by segment basis. Wolfson aims to differentiate its devices through superior and additional functionality and performance derived from an understanding of market needs combined with innovative engineering. An important aspect is Wolfson's ability to specify and supply products which anticipate market needs.

The consumer electronics industry is global and Wolfson has a worldwide customer base. Headquartered in Edinburgh, UK, Wolfson has a total of over 350 employees working out of 14 locations worldwide, with design centres, sales and engineering teams in the UK, USA, Japan, China, Taiwan, Korea, Singapore and India.

Wolfson's customers include most leading household consumer electronics names, such as Alpine, Apple, Canon, Creative, Epson, Garmin, Hewlett Packard, LG, Microsoft, Olympus, Samsung, Sanyo, Sony and TomTom.

Wolfson's leading customers are amongst the most exacting in the world with regard to product performance, quality and supply and Wolfson has become a trusted supplier.

Innovative mixed-signal devices, combining both analogue and digital circuitry on the same piece of silicon, are at the core of Wolfson's business.

With consumer expectations for multimedia performance rising, manufacturers must strive to differentiate their products right at the user interface. Wolfson products play a crucial role in the quality and performance of the human interface of consumer electronic products and directly impact the end user's experience.

Many consumer electronics products are increasingly differentiated in the market by their sound quality. The quality of the sound is critical to the end user's multimedia experience. With its worldwide reputation for high performance audio and ultra low power devices, Wolfson offers a proven path to that essential differentiation.

In 2007 Wolfson took a significant step forward, in developing the Wolfson AudioPlus™ strategy. This strategy adds incremental mixed-signal technologies to Wolfson's established competencies in high performance audio and low power consumption devices, leading to the design of more powerful, efficient and optimised devices for the audio signal path.

First Wolfson embarked on the development of Power Management technology. This mixed-signal circuitry manages the voltages and currents within consumer electronics devices, reducing their power consumption – an important feature in battery operated portable consumer electronic devices.

The Wolfson AudioPlus™ strategy was accelerated by the acquisition in 2007 of two complementary innovative audio technology companies: Oligon Ltd, which brought Micro-Electro-Mechanical Systems (MEMS) based transducer technology for silicon microphone devices that combine high performance with an ultra compact form factor, and Sonaptic Ltd, which added acoustic technology to enable active noise cancellation, sound enhancement and 3D sound technologies to significantly enhance the user listening experience. These acquisitions were a natural, synergistic and efficient fit with Wolfson's existing business and enable Wolfson to bring a full suite of complementary technologies to its customers, sold and supported through the same channels and utilising the same manufacturing processes.

World class engineering

With innovative mixed-signal devices at the core of its success, Wolfson aims to invest, in terms of cash expenditure, 14-15% of revenues in new product development on average across the economic cycle.

The process of integrated circuit development is demanding and complex. It is assisted by Computer Aided Design facilities but requires substantial creative input from engineering designers, test engineers and product engineers to produce a fully functional device that can be manufactured in millions of units with the required quality.

Specialised techniques and technology are used to optimise the performance, power consumption and cost of mixed-signal circuitry. Wolfson has built up an outstanding capability over more than 20 years. In its first 10 years, prior to developing its own products, Wolfson undertook contract design work and built up expertise and experience of a wide range of different applications. As a result, Wolfson has established a world-class engineering team and, because it takes several years to train expert designers of mixed-signal circuits, the engineering capability at Wolfson represents a very valuable asset of the Company.

The process of new product development not only generates a catalogue of feature differentiated products but also creates valuable proprietary intellectual property, which Wolfson protects through patents in key countries. At the end of 2008, Wolfson had more than 250 patents and patent applications throughout the world.

Sales, marketing and engineering support

To maintain its position as a market leader Wolfson must continually develop products with the innovative functions and features demanded by the fast changing consumer electronics marketplace. To do this Wolfson must look not only at the next generation of end products but also at the generation beyond. As a result, Wolfson has formed close technical relationships with its customers. Wolfson's marketing specialists work closely with the Company's customers to define new product roadmaps that meet both their current and their future needs, aiming to develop products that can be used by many customers across a broad range of applications.

Wolfson's customers are located in key global markets and so are its sales teams. Its offices throughout the world are staffed by local nationals experienced in the business culture of their region and provide customers with skilled technical and commercial support.

Most of these offices are equipped with applications laboratories, which are used by both customers and Wolfson for product demonstrations and system debugging. The combination of local application engineers and local laboratory facilities ensures close customer linkages from product definition, through to market launch and on-going application support.

Business model

Wolfson employs a fabless business model by which it outsources all of its manufacturing requirements to specialist silicon foundries and assembly plants. This brings Wolfson three distinct benefits: the ability to focus on its key design and development strengths; relatively low fixed costs and capital expenditure; and a highly scalable and responsive production capability. In addition, to ensure adequate supply and to mitigate against possible supply disruption at any one supplier site, a number of different fabrication plants are utilised.

Wafer fabrication is outsourced to Chartered Semiconductor in Singapore, Magnachip in South Korea, CSMC in China, TSMC in Taiwan and X-FAB in Germany. These multiple plants offer ample high volume capacity and flexibility for current and anticipated future needs. The majority of assembly and testing of products is carried out by Unisem and Carsem in Malaysia or at the more specialist facilities at Unisem Europe in the UK. These suppliers provide access to high quality manufacturing and test technology.

Getting the right product to the customer at the right time is vital. As the vast majority of electronic products are built in the Asia Pacific region, Wolfson has established a distribution hub in Malaysia to ensure a short supply chain and optimised local customer responsiveness. From this hub, locally manufactured Wolfson devices are distributed to customers throughout the Asia Pacific region. Wolfson also supplies many of its products to customers with lower volume requirements through independent distributors in a number of countries.

Quality and environmental

Quality of manufacturing is of paramount importance to Wolfson's customers. The performance of each device is characterised as part of the rigorous development process and qualified through a process of accelerated life test to ensure reliable and economic manufacturability.

In production, rigorous monitoring of the manufacturing process is undertaken and each individual device is tested to the published performance standards before shipment to customers.

Wolfson complies with the quality standards and methodology defined by BSI EN ISO 9001: 2000 for which it is certified by the British Standards Institution. Wolfson is also qualified to BSI EN ISO 14001: 2004 and is a Sony Green Partner. Wolfson is dedicated to supplying high quality products in a manner consistent with the environmental and ethical requirements of its customers (see further details on page 32).

17

In total Wolfson launched 17 new products in 2008 (16 in 2007) and we aim to increase this in 2009.

Business Review

2008 Strategic Update

The rapid decline in consumer confidence globally in the second half of 2008 has meant that this has been a very challenging year for Wolfson. Wolfson however remains a business with the strong foundations required for continued success. It also has sufficient cash resources ($92.2m on 28 December 2008, with no debt) to help it meet the shorter term macro economic challenges. The Company has a clear strategy, as embedded in our six strategic imperatives, which, we believe, enables a tripling of its serviceable addressable market and future growth over both the medium and long term. Wolfson has made solid progress against its product and market development plans in 2008 and these position the Company well for when the global economy and business conditions improve.

Our strategic imperatives, as developed during 2007 and listed in last year's Annual Report and Accounts, will, we believe, lead us to medium and long term growth. We continue to hold to these previously stated fundamentals in running our business. We will now briefly look at each of these imperatives in turn, and explain why we believe they continue to be the right strategy for Wolfson. We will also assess the progress made against this strategy in 2008 and describe our 2009 priorities.

Focus on key feature-differentiated consumer electronic applications

Wolfson operates in the dynamic consumer electronics market, where today's trends for feature-rich portable devices and broadband technology are converging to position audio performance as a fundamental end market differentiator critical to the end user's multimedia experience.

Wolfson has built a strong brand reputation for very high audio performance. This is demonstrated by the adoption of our technology not just in everyday electronic products, like mobile phones, digital cameras and portable music players but also in the very high end of hi-fi equipment, where superior audio quality is of paramount importance. Leading companies such as Arcam, Panasonic, Pioneer, Kenwood and Linn utilise Wolfson audio devices as a foundation for their own renowned audio performance and frequently cite Wolfson's name in their marketing materials.

While we are justifiably proud of our high-end reputation and success, this sector is highly specialised and represents only a very small proportion of our annual revenues in 2008. The large majority of Wolfson's business has come from extending that same high performance audio into the everyday consumer electronics that we all have in our homes, cars and pockets. Meeting the increasing demand in this market for feature differentiated high performance audio devices in the required compact, low power and cost effective packages. Wolfson has built an enviable broad base of the world's leading customers within the consumer electronics market.

While the short to medium term environment may be very challenging for the consumer electronics sector. Wolfson's end markets, in particular mobile handset (especially high-end smart and multimedia phones), digital still cameras and headsets are projected for healthy growth longer term and we believe that consumer electronics is still a major and growing serviceable market in the long term.

Develop Wolfson AudioPlus™ technologies to enable exciting new user experiences and expand our addressable market

Building on our audio foundation we continue to develop our Wolfson AudioPlus™ strategy, which combines incremental mixed-signal technologies that compose key elements of the audio / mixed-signal chain, to enable new and improved end user experiences and more highly optimised and cost effective products for our customers.

We have added integrated power management, silicon microphones and noise cancellation technologies to our existing high performance and low power audio converter products. This has been achieved through both in-house investment and the acquisitions of Oligon Ltd and Sonaptic Ltd. Our Pure Sound, Smart Power, Enhanced Soundware and True Mic technologies will enable us to further broaden and strengthen our customer base, supplying even more value to our existing customers and gaining new customer accounts.

Five semiconductor value centres continue to evolve within portable devices such as mobile handsets, media players and navigation devices. These are memory, processor, radio frequency

> The Company has a clear strategy, as embedded in our six strategic imperatives, which, we believe, enables a tripling of its serviceable addressable market.

(RF), display driver and mixed-signal functions. As the performance and cost effectiveness of each of these five value centres can best be optimised utilising different semiconductor manufacturing processes, it makes sense for the circuitry associated with each to be grouped into these five specialised functions. This enables manufacturers to achieve a better balance of the often conflicting needs to differentiate their products' capabilities, while ensuring the development flexibility, lower material costs and smaller form factors required.

Wolfson's customers continue to differentiate themselves over their competition by seeking innovation in all of these semiconductor value centres. The speed of innovation in each is very different and therefore the move to a System on Chip (SoC) approach, which seeks to integrate some or all of these value centres into one integrated circuit, is limited to the very low end 'ultra low cost' segment only. Our innovative Wolfson AudioPlus™ technologies and unique intellectual property (IP) assist our customers in differentiating their end products.

We estimate that Wolfson AudioPlus™ products will enable Wolfson to triple its serviceable addressable market (SAM) between now and 2012 (see pages 8 and 9).

» Broaden and balance our portfolio of audio technologies, customers and consumer electronic applications to diversify our revenue base

The consumer electronics market is fast moving, seasonal and volatile. Product life cycles are short with most products being replaced at least annually and new applications appear all the time. End product sales are highly dependent on end consumer buying patterns with seasonality built around the holiday seasons and with a strong correlation to macro economic conditions.

In order to protect our business from fluctuations in demand from any one customer or application, we aim to serve a broad and balanced customer base and application portfolio. We have implemented clear and compelling product and IP roadmaps, which address perceived customer needs, to fulfil this strategy (see figures 1a and 1b on pages 8 and 9).

» Strengthen the organisation around our world-class development team

Wolfson's success depends not just on our ability to develop innovative technology. We recognise the need to continue to invest throughout our business in developing our organisation, people and processes to better face the challenges ahead. A strong leadership team, focused management and highly experienced technical team are required to execute effectively, while our marketing, sales and operational teams are key in the successful generation of new product ideas and in assuring a return on our development investment. With the investments we have made in recent years to strengthen the organisation, we believe we are now well placed to deliver on our strategy.

To further strengthen our organisation, we have invested significantly in both technical and management skills development. Recognising the need to drive the right behaviours, we have also developed a Wolfson cultural value system, which focuses on rewarding innovation, teamwork, ownership and results. We have embraced both performance management and management by objectives methodologies to ensure that we align compensation with achievement of strategic goals.

We aim to sustain a motivating, rewarding and exciting work environment that fosters excellence at Wolfson.

» Build enduring customer relationships through individualised product cycle support

Wolfson's products are complex and so are our customers' application needs. To be successful we need to deliver not just a piece of hardware in the form of a chip, but rather a complete solution, including evaluation tools and software drivers, as well as the critical engineer to engineer support our customers require throughout the life cycle of their products.

We work very closely with our customers in the design-in phase of product development and our ability to create products to match their needs has made us a trusted supplier for many of the world's leading consumer electronics manufacturers. Once shipped, our products come with a comprehensive customer and technical support structure. With applications and engineering support, ›


2008
[Audio]
[SAM* $1.1bn]

Increasing Opportunities
in a Growing Market

We estimate that Wolfson AudioPlus™ products will enable Wolfson to triple its serviceable addressable market (SAM*) between now and 2012.

- **Pure sound** – Wolfson's pure, natural sounding high performance audio
- **Smart power** – Ultra low power consumption and integrated power management
- **Enhanced soundware** – Advanced audio algorithms to enhance your listening experience
- **True mics** – High performance silicon microphones


Handsets
Headphones / sets
Flat panel TV
Automotive
Portable navigation device
Portable media player
PC / Notebook
Game consoles
Digital still camera
Audio visual
Set-top box
2008

Figure 1a Addressable market in **2008** by application segment

● Addressed ● Partially addressed


Handsets
Headphones / sets
Flat panel TV
Automotive
Portable navigation device
Portable media player
PC / Notebook
Game consoles
Digital still camera
Audio visual
Set-top box
Other
2012
[Wolfson AudioPlus™]
[SAM* $3.2bn]


Handsets
Headphones / sets
Flat panel TV
Automotive
Portable navigation device
Portable media player
PC / Notebook
Game consoles
Digital still camera
Audio visual
Set-top box
2012

Figure 1b Addressable market in **2012** by application segment

● Addressed ● Partially addressed

Source: iSuppli Q4 2008 AMFT / Wolfson

31%

The mobile handset segment represented 31% of 2008 revenue.

product notes and white papers, Wolfson engineers talk every day to our customers' engineers worldwide. Wolfson engineers speak the language of our customers' design engineers. We understand our customers' applications and can quickly help them get the most out of Wolfson's devices.

Our customers are located in key global markets and so are our sales and support teams. We pride ourselves on the level of service we can offer our customers, with both local application engineering and sales support available across the global network. The ability to quickly and effectively meet the intensive local support needs of our customers has been a vital component in Wolfson's success.

» Pursue double-digit revenue growth while maintaining financial discipline

Although the current market conditions are tough, we believe effective execution of our strategy and the associated expansion of our serviceable addressable market should enable Wolfson to return to double-digit annual revenue growth in the longer term. Most importantly, as a technology company, we can only be successful through the delivery of compelling products that solve customers' problems at the time that they want them solved. We are therefore continuing to invest significantly in product development, while managing our business closely and prudently to ensure we are in the best possible position when the consumer electronics market recovers.

Product Update

During the year we have continued to make progress with our Wolfson AudioPlus™ products and technologies, evolving from our core audio chips to increasingly sophisticated audio solutions. In total Wolfson launched 17 new products in 2008 (16 in 2007) and we aim to increase this in 2009.

In the first quarter, we launched three Smart Power products targeted at the portable market. These included our second power management solution, the WM8400, which is a highly integrated audio CODEC and power management unit providing a cost-effective companion solution for multimedia applications processors in mobile handsets. The WM8400 was rapidly selected by Mtekvision, a South Korean manufacturer of multimedia processors and IC solutions for mobile and portable devices, to support its Tiger 7 processor. Also launched were the WM9001, a powerful class AB/D speaker driver providing exceptional audio performance and enhanced flexibility for mobile handsets, media players and portable navigation devices, and the WM8900, an ultra low power multimedia CODEC with Class G headphone amplifier, designed to extend battery life in portable multimedia applications.

In the second quarter, Wolfson brought to market its next generation ultra low power CODEC, the WM8903. Including various innovative new technologies, such as SmartDAC™, Class W amplifier and SilentSwitch™, the WM8903 is designed to dramatically extend playback time for audio enabled portable devices, such as portable media players, multimedia handsets and handheld gaming systems. It takes high performance audio at ultra low power consumption to a new level and enables designers to create portable devices with audio playback times of up to forty hours on a single charge. The WM8903 is a great example of the Wolfson AudioPlus™ product line, interlacing elements of Pure Audio, Smart Power, True Mics and Enhanced Soundware. This proprietary new technology provides the foundation for Wolfson's next generation of ultra low power audio devices.

In the third quarter, we launched the first devices in our new family of True Mic silicon microphones. These ultra compact microphones enable high performance recording in a wide range of portable consumer products. These products are the first following from Wolfson's acquisition of Oligon Ltd in January 2007 and the first deployment of Wolfson's AudioPlus™ True Mics technology. Wolfson's technology is based on its unique MEMS transducer IP which uses standard foundries to deliver greater reliability, repeatability and scalable production capacity, enabling cost and flexibility benefits to be passed on to the end customer. With world leading sensitivity tolerance, these silicon microphones also bring multiple microphone applications into cost effective reach for many end product manufacturers.

In the fourth quarter, we launched two more integrated audio and power management solutions targeted at the portable market. These extend our award winning power management portfolio giving our customers more choice over the level of functionality they require to match their application needs, and widening the range of multimedia processors with which our devices can be paired.

> In the third quarter, we launched the first devices in our new family of True Mic silicon microphones.

We are pleased to report solid progress in the development of our unique Ambient Noise Cancellation (ANC) technology, with key customers sampling our first chip for mobile phones during the year. Wolfson's mobile phone based noise cancellation technology focuses on the receive path and employs active anti-noise to cancel background noise around the listener's ear, enabling them to have clear telephone conversations in noisy environments. Wolfson's unique newly developed integrated chip based ANC technology is targeted at mobile phones, but can also be applied to headphones and headsets for PMP and other multimedia devices enabling an enhanced music experience. Wolfson is working with a number of mobile phone handset and headphone manufacturers at present, to sample products, and their responses have been very encouraging.

During the first half of 2008, Wolfson's discrete component ANC solution was selected by Audio-Technica, a Japanese headset vendor, for its in-ear headphones, the Quiet Point™ ATH-ANC3, and this product has now been launched worldwide.

A combination of the deterioration in the macroeconomic environment and slower than anticipated end product technology development have caused some delays in the roll-out by customers of products adopting ANC technology, making it unlikely that the Sonaptic acquisition will prove to be accretive in 2009. However, given market projections and strong customer interest, we remain highly confident in its medium and long term potential.

Wolfson continues to achieve design win momentum with both existing and new customers, and is making further in-roads into new applications with the number of design wins across Tier 1 customers in 2008 up on 2007.

Wolfson's WM8741 Digital-to-Analogue Converter (DAC) continues to set the benchmark for pure, natural sounding high performance audio. The WM8741, along with its companion products, has continued to achieve multiple design wins in high end music and entertainment systems across a broad range of customers, including Arcam, Pioneer, Linn, Kenwood and Onkyo.

Wolfson's power management products have attracted a good number of design wins across both Tier 1 and Tier 2 customers in 2008. Power management products are inherently more complex in nature, with a greater level of integration required in the system development. Therefore, these design wins did not make a significant contribution to revenues in 2008 due to the longer lead time from design win to initial revenue, but are expected to make an increased contribution in 2009.

2008 progress update

2008 was a challenging year not just for Wolfson, but for the whole consumer electronics industry.

Wolfson's annual 2008 revenue decreased by 14.4% to $198.2m (2007: $231.6m) most of the reduction being attributable to the global economic downturn in the last quarter of 2008. Gross margin (before exceptional charges) reduced by 160 basis points to 50.9% (2007: 52.5%) primarily as a result of inventory write offs. Net cash inflow from operating activities was $16.0m (2007: $52.5m), resulting in a net cash and short-term deposits balance at 28 December 2008 of $92.2m (2007: $89.6m).

As the year progressed, the macroeconomic environment became increasingly weak. The unprecedented uncertainty surrounding global consumer confidence in the late summer led customers across a wide range of applications to significantly scale back their orders to well below normal seasonal patterns.

Wolfson responded quickly with a thorough and prudent cost review. Staff reductions, in non-R&D areas, and other cost saving initiatives from this review have reduced the cost base by $6m on an annualised basis.

In March, Wolfson was notified by one of its major tier one customers that it would not be included in the next generation of its portable media players (PMP). While this was disappointing, we continue to have a strong relationship with this customer and remain an important supplier for its other high growth product areas.

Wolfson grew particularly strongly in 2008 in the mobile handset segment, which became the number one application segment for the first time, representing 31% of 2008 revenue. Good growth was also seen during the year from the digital still camera, automotive, headset and video gaming segments, while PMP, PND, PC accessories and flat panel TV declined.

Mike Hickey
Chief Executive Officer
and Managing Director
(FROM 1 JANUARY 2009)



"Our operational focus will be on delivering new compelling products to our customers, which will increase our addressable market, and all of our resources are aligned to this task."

- At the half-year, Wolfson indicated that its revenue from portable navigation devices (PND) would decline in the second half of 2008 due to demand weakness, price erosion and the loss of market share in low end PND devices. However, we believe this has now largely stabilised and we have product plans in place to maintain and develop our leading position in the higher end of this market.

Recent initiatives

Since his appointment in September, as Chief Executive Officer Designate, Mike Hickey has initiated a thorough product-focused operational review to ensure that we have a detailed plan for the whole organisation which is aligned on delivering compelling products to market. In the current difficult market conditions and increasingly intense competitive environment, this review seeks to ensure that all investment of resources is directed to where it can maximise return, that is, in designing and delivering compelling products. This has led to several initiatives:

- In addition to the $6m annualised cost saving from the cost review in the third quarter of 2008, we have carefully reviewed all remaining expenditure and ensured that this is prioritised, focused and aligned with the successful delivery of our long term strategy. This review, combined with a favourable movement in the £/$ exchange rate, has enabled us to significantly reduce our cash breakeven level.
- We have reviewed all our research costs and capital expenditure to assess whether they are consistent with our higher cost of capital and more demanding return requirement. We have, as a result, cancelled some projects while postponing others and redeployed engineering resources to accelerate higher return projects.
- All of our resources are now aligned to the newly reviewed product and IP roadmap and we expect our new product pipeline to start to have a meaningful financial impact in 2010 when market conditions are hoped to have improved.

2009 and beyond

The beginning of 2009 has seen market conditions remain uncertain, leading to particularly limited visibility of customer orders. We expect the macroeconomic environment, and in particular the consumer electronics market, to continue to be weak well into 2009.

Wolfson's priority will be to stay on track with our product and technology development for the long term by protecting and prioritising focused product development and continuing to invest in key new IP.

Our operational focus will be on delivering new compelling products to our customers, which will increase our addressable market, and all of our resources are aligned to this task. We will also seek to maximise the return on investment from all the core platform intellectual property we develop, by creating more product families with features tailored to specific application needs. In particular, we will focus on bringing to market and maximising opportunities for our power management, silicon microphone and noise cancellation devices, so that we can ensure we seize the opportunity to enter and lead these expanding markets.

Additionally we will seek to maximise our financial performance through disciplined discretionary spend and by reallocating resources to areas where we will see the best return on investment. In the long term, we will protect margin through careful product design and process cost reductions. We have tightly controlled inventory throughout 2008 and this will remain a priority in 2009. We aim to maintain our cash position in 2009 and we will closely monitor the business to achieve this objective. Cash conservation whilst innovating and delivering compelling products will be our key theme for 2009.

Through targeted new product development and by maintaining tight operational cost control, we will further strengthen our position, both competitively and financially, enabling us to thrive when market conditions improve.

60%

Of particular note during the year was the impressive growth of 60% in our mobile handset revenue.

Operating and Financial Review

Mark Cubitt, CFO and Finance Director

Portable

The portable segment remains the Company's largest business segment, accounting for 75% of Group revenue. Revenue for the year in this segment decreased by 14% to $148m (2007: $172m). Fourth quarter revenue was $27m, down 51% compared to the same period in 2007 (Q4 2007: $56m).

In March, Wolfson was notified by one of its major tier one customers that it would not be included in the next generation of its PMP products. While this was disappointing, Wolfson continues to have a strong relationship with this customer and remains an important supplier for its other high growth product areas. The contract loss contributed to a PMP revenue decline in 2008 of 70% to $17m (2007: $56m).

In the half year results, Wolfson indicated that its PND revenue would decline in the second half due to demand weakness, pricing erosion and the loss of market share in low end PND devices. This is reflected in a decline of 44% in PND revenue for the year to $19m (2007: $34m). However, the Company believes this decline has now largely stabilised and has product plans in place to maintain and develop its leading position in the higher end of this market.

Sales into multimedia handsets rose by 60% for the full year and by 4% in the fourth quarter of 2008 compared to Q4 2007. Wolfson strengthened its market position with the leading South Korean vendors, with full year revenue from such customers increasing by 29%. Handset revenue accounted for $61m or 31% of 2008 Group revenue (2007: $38m, 16%).

Good growth was also seen during the year from the digital still camera and headset segments. Wolfson maintained its leadership position in digital still cameras (DSC) with sales up 20% on 2007, boosted as a result of revenues gained in 2008 from design wins achieved in 2007. Sales into DSC accounted for 9% of Group revenue in 2008 (2007: 6%). In the headset segment, where Wolfson's products provide high fidelity audio in both stereo and mono headsets used for a wide variety of applications, full year sales increased by 18% on 2007. This was from a small base and this segment accounted for 2% of Group revenue in 2008.

The video games segment, where the majority of revenue is attributable to the portable business, also grew significantly, by 42% to $18m (2007: $13m).

In the fourth quarter of 2008, the DSC, headset and video games segments all declined year on year, primarily due to the deterioration in market conditions.

Consumer Audio and Imaging

Revenue from consumer audio applications, where Wolfson's semiconductors are typically used in mains-powered electronics goods, declined 20% in 2008 to $32m (2007: $40m). In the fourth quarter, revenue was $5.8m, 48% down on Q4 2007 ($11.1m).

For the full year, the key contributory factors were flat panel TVs, where revenue declined by 26%, and sales into the audio visual and set top box markets, where revenue increased by 4%. These segments accounted for 4% and 3%, respectively, of Group revenue in 2008.

Revenue from automotive, where Wolfson provides its products into infotainment applications, represented just over 3% of 2008 Group revenue, increasing by 56% on 2007, reflecting the rising expectation for high performance audio in rear seat entertainment systems.

Revenue in the imaging segment, where Wolfson's products are incorporated into a wide range of multifunction peripherals, was $18.4m (2007: $19.4m). Revenue in the fourth quarter was $4.2m, an 11% decline on Q4 2007: $4.7m.

Financial Reporting

The Group and the Company financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union.


A broad range of applications
2007 Revenues
2008 Revenues
$61m
$19m
$18m
$17m
$17m
$17m
$8m
$6m
$6m
$5m
$4m
$3m
$2m
$1m
$13m
1 Handsets
2 Portable navigation device
3 Games consoles
4 Portable media player
5 Multi functional printers
6 Digital still camera
7 Flat panel TV
8 Automotive
9 Set-top box / Personal video recorder
10 Headphones / sets
11 PDA
12 DVD
13 PC / Notebook
14 Audio visual
15 Other

Financial Results

The table below summarises the results for the 52 week period ended 28 December 2008, before the exceptional charges of $6.4m ($4.7m after tax).

	2008 $m	2007 $m
Revenue	198.2	**231.6**
Gross profit	100.8	**121.6**
Overheads		
Research & development expenses	(39.8)	(39.2)
Distribution & selling costs	(24.2)	(22.5)
Administrative expenses	(13.9)	(14.0)
Share-based compensation charges	(3.2)	(6.7)
Adjusted operating profit	19.7	**39.2**
Amortisation charges	(5.0)	(2.3)
Operating profit	14.7	**36.9**
Net financing income	2.3	**3.9**
Profit before tax	17.0	**40.8**
Income tax	(4.7)	(11.3)
Profit after tax	12.3	**29.5**
Diluted eps (IFRS basis) (cents)	6.5	24.8
Adjusted diluted eps (cents)	13.5	26.2
Average US$ / £ exchange rate ($: £1)	1.88	2.00

Note 'Adjusted' means after adding back amortisation of acquired intangible assets, and, in 2008, the exceptional charges of $6.4m. For earnings per share purposes, this is calculated by adding back to net profit these costs net of the estimated tax impact and dividing by the number of shares in issue on a fully diluted basis. The adjusted results have been prepared in order to better demonstrate the performance of the Group by adding back, to the statutory results in the consolidated income statement, items typically adjusted for by users of the financial statements; which means before amortisation of acquired intangible assets and exceptional charges.

Financial highlights are shown on page 1.

Revenue decreased by 14.4% to $198.2m (2007: $231.6m), whilst profit before tax (before the exceptional charge) fell by 58% to $17.0m (2007: $40.8m). Earnings per share reduced to 13.5 cents on an adjusted diluted basis (2007: 26.2 cents).

The movement in reported profit before tax and exceptional items from $40.8m in 2007 to $17.0m in 2008 was attributed mainly to:

- fall in revenue of 14.4%;
- decrease in gross margins from 52.5% to 50.9% primarily due to inventory write offs;
- full year impact of 2007 acquisitions of $5.2m;

Partly offset by:

- positive foreign exchange impact in the fourth quarter due to the fall in the value of sterling against the US dollar; and
- reduction in non cash share-based compensation charges of $3.5m.

Gross profit (before the exceptional charge) in 2008 was $100.8m, down 17% from the previous year (2007: $121.6m). During the year the gross margin fell by 160 basis points to 50.9% (2007: 52.5%). This was mainly attributable to the impact of the reduced volumes on manufacturing overhead recovery, full year impact of higher gold prices and additional inventory provisions.

An exceptional restructuring charge of $2.9m was booked in the third quarter of 2008 in relation to the headcount reduction and the change of CEO. Of this charge, $0.5m is non-cash and relates to early vesting of share-based compensation. The annualised savings from the headcount reduction and other initiatives implemented in the fourth quarter are expected to be at least $6m. In addition, as a consequence of the dramatic and rapid downturn in the global economy in the latter part of the financial year and the resulting negative effect on consumer demand, the Company identified a number of product lines with excess inventory. Inventory is classed by the Company as excess when inventory levels are greater than current and forecast customer demand over the next 12 months. Given the present very limited visibility of forecast customer orders for particular products, primarily as a result of the rapid slowdown in customer demand, an exceptional write-down of $3.5m in the carrying value of inventory has been recognised in the fourth quarter of 2008.

> Our continual investment in new product development and best in class engineering tools is imperative to our Wolfson AudioPlus™ strategy and our long term competitiveness.

Wolfson has continued its focus on overhead management. Total overheads, excluding amortisation of acquired intangibles and share-based compensation charges, amounted to $77.9m, compared to $75.7m in 2007, an increase of 3%. The increase reflects the full year impact of the Sonaptic acquisition in 2007, partly offset by the favourable sterling/dollar exchange rate movement.

Our continual investment in new product development and best in class engineering tools is imperative to our Wolfson AudioPlus™ strategy and our long term competitiveness. Expenditure on research and development, excluding exceptional and non cash charges such as amortisation and share-based compensation charges, increased by 2% to $39.8m or 20.1% of revenue (2007: $39.2m or 16.9% of revenue). The increase represents the full year impact of the investment in the technologies acquired in 2007, partly offset by the favourable exchange rate movement. It is anticipated that in 2009 we will spend approximately the same sterling amount on research and development, which will translate into a US dollar saving of about 10% on the 2008 level, assuming an exchange rate of $1.56 = £1.

Distribution and selling expenses, excluding the exceptional and share-based compensation charges, increased by 8% to $24.2m or 12.2% of revenue (2007: $22.5m or 9.7% of revenue). The increase was due mainly to the full year impact of the 2007 investment in recruitment of new personnel in the US and Europe. We expect distribution and selling expenses (excluding share-based compensation) to reduce by approximately 20% in 2009 as a result of the cost savings initiative and assuming the exchange rate noted above.

Administrative expenses, excluding the exceptional and share-based compensation charges, were stable at $13.9m or 7.0% of revenue (2007: $14.0m or 6.1% of revenue). We anticipate that administrative expenses (excluding share-based compensation charges) will reduce by approximately 15% in 2009 as a result of the cost savings initiative and assuming the exchange rate noted above.

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $3.2m in 2008 (before the $0.5m exceptional charge), compared to $6.7m in 2007. The decrease was due mainly to fewer share awards granted to staff in 2008, the lower share price, credits on lapsed awards and the impact of the movement in the sterling/dollar exchange rate. This charge is expected to be around $4m in 2009, assuming the exchange rate noted above.

Intangible asset amortisation charges on the acquisitions amounted to $5.0m (2007: $2.3m), representing a full year charge for the Sonaptic and Oligon acquisitions in 2007. The projected charge for 2009 is expected to remain around $5m.

Adjusted operating profit was $19.7m or 9.9% of revenue, compared to $39.2m or 16.9% of revenue in 2007. The decline reflects the deterioration in the consumer electronics market in the fourth quarter of 2008.

Net financing income reduced to $2.3m (2007: $3.9m). The finance expense of $1.9m booked in 2008 relates mainly to the interest on the pension scheme obligation and notional interest on the discounted deferred consideration on the acquisitions, both being non cash items.

Taxation

The effective rate of tax for 2008 was 28% (2007: 28%), benefiting from additional allowances on research and development expenditure, offset by the partial non deductibility of share-based compensation charges on awards above the share price as at 28 December 2008. This 28% rate is expected to continue in 2009.


Cash generation ($m)
Cash from the operations
Free cash flows
* cash outflow after capital expenditure
2004
8.7
*
2005
42.5
38.1
2006
38.5
30.0
2007
52.5
39.4
2008
16.0
9.7

Cash Flow & Balance Sheet

Summarised Consolidated Cash Flow

52 weeks ended 28 December 2008

	2008 $m	2007 $m
Profit before tax*	10.6	**40.8**
Depreciation & amortisation	14.4	10.7
Net financing income	(2.3)	(3.9)
Earnings before interest, tax, depreciation and amortisation	22.7	**47.6**
Share-based compensation charge	3.7	6.7
Change in working capital	(3.6)	6.0
Income taxes paid	(6.8)	(7.8)
Net cash flow from operating activities	16.0	**52.5**
Capital expenditure	(6.3)	(13.1)
Free cash flow	9.7	**39.4**
Purchase of own shares by the Company	(6.7)	-
Purchase of own shares by employee share trust	-	(28.1)
Proceeds from issue of shares	-	2.4
Deferred consideration/acquisitions	(3.6)	(27.9)
Interest received	3.5	4.6
Foreign exchange gains	(0.3)	(0.2)
Net cash inflow / (outflow)	2.6	**(9.8)**
Opening cash balances**	89.6	99.4
Closing cash balances**	92.2	**89.6**

* after the exceptional charges in 2008 totalling $6.4m
** includes cash balances and short-term deposits

Cash and short-term deposits amounted to $92.2m at 28 December 2008 (30 December 2007: $89.6m). The Company has no debt. This position, combined with committed bank facilities of $30m, provide the business with sufficient liquidity to be in a strong position to weather the current difficult economic conditions (see Going Concern section on page 30).

Net cash inflow from operating activities was $16.0m (2007: $52.5m). There was an outflow from working capital of $3.6m (2007: an inflow of $6.0m).

During the year the Company paid $6.7m to purchase shares for cancellation. The Company also spent $3.6m on deferred consideration as milestones were achieved on the 2007 acquisitions.

Cash outflow on capital expenditure amounted to $6.3m (2007: $13.1m). The majority of this expenditure was invested in the Company's "True Mics" project and IT systems and software.

The value of inventory held at 28 December 2008 was $19.0m or 91 days inventory (30 December 2007: $25.5m or 69 days inventory). It is anticipated that inventory levels will average around 80 – 90 days in 2009 to meet fluctuations in demand. Trade receivables amounted to $18.0m or 50 days sales outstanding at 28 December 2008 (30 December 2007: $28.5m or 43 days sales outstanding). It is expected that the number of days sales outstanding will average around 40 – 50 in 2009. Trade payables at 28 December 2008 amounted to $5.1m or 29 days purchases (30 December 2007: $27.4m or 62 days purchases). It is anticipated that the number of days purchases will average around 50 – 60 in 2009.

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, over 70% of operating costs are denominated in sterling, and this represents a structural currency exposure derived from the UK base of the Company. During 2008 there was limited currency hedging in place, which allowed the Company to benefit from the fall in the value of sterling in the second half of the year. It is estimated that every one cent decrease in the US dollar/sterling exchange rate has the effect of increasing the Group's

$92.2m

With $92.2m in cash and short-term deposits, no debt, a strong gross margin and positive cash flow, we are well positioned to continue to execute our long term plans for success.

operating profit by $275,000 on an annualised basis. To lock in some of the advantage of the recent fall in sterling, the first half overheads for 2009 have been locked in at an average rate of $1.56 to £1. The second half of 2009 remains unhedged. The average dollar/sterling exchange rate in 2008 was 1.88, compared to 2.00 in 2007. Note 20 to the financial statements contains further information regarding financial risk management policies and objectives.

Share repurchases

On 29 July 2008 the Company announced that the Board had approved the purchase of up to 10% of the outstanding shares in issue (a maximum of 11.8 million shares) under the standing authority granted at the AGM in 2008. As at 28 December 2008, 3.2 million shares had been purchased and cancelled for a total consideration of $6.7m. In light of the uncertain macroeconomic environment and the priority to conserve cash, the Board has suspended the share repurchase programme.

Pensions

The Company operates defined contribution and defined benefit pension schemes. The defined benefit scheme was closed to new entrants with effect from July 2002. Note 18 to the financial statements sets out the accounting basis of the defined benefit scheme. The Company paid $3.1m to the defined benefit scheme during 2008 and this included a $2.5m deficit correction payment.

Risks and uncertainties

Management of the Company are constantly considering and reviewing risk. In addition, the Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the directors of the Company (the "Directors") are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also included on page 29 in the Corporate Governance statement.

This Annual Report contains certain forward looking statements that are Wolfson's expectations and beliefs about our future business. These statements are made by the Directors in good faith, based on information available to them at the time of the approval of the report. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include, but are not limited to: consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; decline in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Company's long term performance:

> In 2009, Wolfson's priority will be to stay on track with our product and technology development for the long term by protecting and prioritising focused development and continuing to invest in key new IP.

Fabless business model

The Company does not have its own manufacturing facilities. As a result, the Company's business model is less capital intensive. The Company uses Chartered Semiconductor, Magnachip, CSMC, TSMC and X-FAB for the manufacture of most of its silicon wafers and Unisem and Carsem for major test and assembly services. The Company is reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test its products and to provide high quality products on time. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundries and production assemblers to resolve issues. As a result of the economic downturn in the latter part of 2008, a number of the manufacturers used by the Company have experienced financial difficulties. To mitigate the risk of loss of supply from a manufacturer ceasing business, a number of contingency plans have been put in place, including carrying additional buffer inventories and second-sourcing higher volume parts.

Dependence on the growth of the consumer electronics market

The Company's future success is dependent on the growth of the digital consumer electronics market and the successful adoption by customers of its integrated circuits in their products. The future size of the digital audio, portable devices, digital imaging markets, and other potential markets, is uncertain and depends on a number of factors, all of which are beyond the Company's control. The failure of these markets to develop as the Company expects would have a material adverse effect on the business, financial condition and results of the Company's operations.

In addition, the Company's future success is also dependent on the success of its customers in their related markets. Reduced uptake by consumers of products from the Company's end customers could also have a material adverse effect on the Company's business, financial condition and operating results.

Seasonality

The Company's products are mainly sold to manufacturers of consumer electronic products. As a result, the Company's business is subject to seasonality with, typically, increased revenues in the second half of the year and lower revenues after the main holiday period.

New product introductions

The average design cycle for the Company's products can take 18 to 24 months to complete and achieve volume production. This long design cycle, coupled with limited customer visibility as to future requirements and plans, makes forecasting product demand and the timing of that demand difficult. There are also inherent risks in lengthy design cycles including risk of future design loss to a competitor, risk of cancellation and limited uptake for new products.

Infringement of third party intellectual property rights

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. The Company has provided certain indemnification rights to some of its customers in respect of the infringement of third party intellectual property rights regarding its products.

Claims against the Company could adversely affect its ability to market and sell its products, require it to re-design products or seek licences from third parties, require it to pay substantial monetary damages, and seriously harm its operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's executives and technical personnel from their day to day work.



The largest two customers each accounted for 13% of revenue in 2008 (2007: 18% from single largest customer).

Customer dependence

The Company supplies products to a range of companies. The Company seeks continually to expand its customer base and customer mix. However, one or a small number of customers may become responsible for a significant proportion of the Company's sales. Rapid variation of such customers' demand could then significantly affect the Company's revenues. The largest two customers each accounted for 13% of revenue in 2008 (2007: 18% from single largest customer), with the top 10 customers accounting for 63% of revenue in 2008 (2007: 57%) and the top 20 customers accounting for 78% of revenue in 2008 (2007: 79%).

Personnel

The Company relies on the ability to hire and retain appropriately qualified staff who provide the expertise and experience critical to its business and the implementation of its strategy. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, the Company experiences difficulty in locating candidates in the relevant country with appropriate qualifications. The Company enters into employment contracts with its personnel but there is no assurance that it will be able to continue to hire and retain appropriately qualified personnel. The loss of the service of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact the Company's product development programmes and could have a material adverse effect on its performance and future growth.

Competitors

The markets in which the Company operates are very competitive and are characterised by rapid technological change and evolving standards. Many of the Company's competitors are larger in size, have larger financial, marketing and/or technical resources, a longer trading history and larger installed customer bases. As a result, they may devote greater resources to the development, promotion and sale of their products than the Company can. These factors may prevent the Company from competing successfully against current or future competitors.

Acquisitions

The Company expects to review further potential acquisition targets as part of its Wolfson AudioPlus™ strategy, particularly 'tuck in' companies that offer innovative technology which may be pre revenue and loss making. The internal investment case for such acquisitions may not materialise as planned. In addition, the integration of acquired companies involves additional risk including diversion of management time, potential failure to realise the synergy benefits anticipated from the acquisition, the cultural risk associated with integrating different companies in various countries, and risks associated with unexpected liabilities or events arising post acquisition.

Communication networks and information technology

The Company depends on worldwide communication links and accurate, timely information and numerical data from key information technology systems and software applications to facilitate the daily operation of the business and decision making. Any disruption caused by failings in these systems, of related equipment or of communication networks could delay, or otherwise impact, everyday decision making and some business operations. The Company has developed and tested disaster recovery arrangements in order to minimise the disruption caused by failings in these systems.

Foreign currency exposure

Refer to Treasury and Foreign Exchange section on pages 16 and 17.

Mark Cubitt
Chief Financial Officer

Directors



1



2



3



4

[1] **Michael Ruettgers** (age 66)

Chairman
(from 1 January 2008)

Mr Ruettgers joined the Board and became Chairman on 1 January 2008 and he is also chairman of the Nomination Committee and is a member of the Remuneration Committee. Mr Ruettgers joined EMC Corporation in 1988 and served as its Chief Executive Officer from 1992 until January 2001, before becoming Executive Chairman and finally Chairman until 2005. Under his leadership, EMC achieved dramatic growth over more than a decade. From his arrival through year-end 2000, EMC's revenues grew from $120 million to nearly $9 billion. EMC is now a leading digital storage company; it is listed on the New York Stock Exchange. Mr Ruettgers is the lead independent director at the Raytheon Company, also a New York Stock Exchange company. Mr Ruettgers also serves as a non-executive director at the Orvis Company, Inc.

[2] **J. Michael Hickey** (age 49)

Chief Executive Officer Designate and Executive Director
(from 8 September 2008 until 31 December 2008)

Chief Executive Officer and Managing Director
(from 1 January 2009)

Mr Hickey was appointed to the Board on 8 September 2008 as Chief Executive Officer Designate and he became Chief Executive Officer with effect from 1 January 2009. Mr Hickey joined Wolfson from Motorola, Inc., where from March 2005 he held various senior positions in Motorola's mobile device business. Most recently he was Senior Vice President and General Manager of the Multimedia Product organisation, reporting directly to the Mobile Devices business president. Previous to Motorola he served as non-executive chairman of Incline Global Technology Services Ltd and, prior to this, Chief Executive Officer of Kymata Ltd, both private UK companies. Mr Hickey has also held senior positions at Alcatel Optronics, until the end of 2002, and during an earlier period (from 1993 to October 2000) at Motorola. Prior to this he worked for Digital Equipment Co. Ltd and Philips Ltd. Mr Hickey holds a B.Sc. in Physics and Electronics from Brunel University, London, a DMS and an MBA from Portsmouth Business School. He is a member of the Institute of Management, the Institution of Engineering and Technology and is a chartered engineer.

[3] **Dave Shrigley** (age 60)

Chief Executive Officer and Managing Director
(until 31 December 2008)

Mr Shrigley was appointed to the Board in November 2006 and he became Chief Executive Officer with effect from 1 March 2007. Mr Shrigley stepped down from the position of Chief Executive Officer and resigned as a director of the Company on 31 December 2008. Prior to joining the Company, Mr Shrigley was previously a director of SonicWall, Inc. and, while a general partner at Sevin Rosen Funds in California from 1999 to 2005, he was a portfolio director of several companies including SPI Lasers plc. Mr Shrigley was a member of the executive team at Bay Networks from 1996 to 1998 when Bay Networks was acquired by Nortel where Mr Shrigley continued to work until 1999. Mr Shrigley held a number of senior executive positions during his career at Intel from 1978 to 1996. In particular, during that time, Mr Shrigley spent six years as Vice President and General Manager of Asia Pacific Sales and Marketing Operations before becoming Vice President and General Manager of Corporate Marketing. Mr Shrigley is a non-executive director of Rambus, Inc.

[4] **Mark Cubitt** (age 46)

Chief Financial Officer and Finance Director

Mr Cubitt joined the Board in January 2007 and serves as the Chief Financial Officer and Finance Director. Mr Cubitt was previously Vice President of Finance at Jacobs Engineering in the UK and Ireland. He was the Finance Director of Babtie Group from 2001 until the sale of the company to Jacobs Engineering in 2004, when he then took up a wider finance role within Jacobs. Before joining Babtie, Mr Cubitt was the Finance Director of Dawson International PLC, where he worked from 1996 until 2000. From 1988 to 1994, he held a number of finance posts in Christian Salvesen PLC and its then subsidiary Aggreko. Mr Cubitt is a Chartered Accountant and has a degree in Accountancy and Computer Science from Heriot-Watt University.


5


6


7


8


9

[5] **Barry Michael Rose** (age 63)

Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Non-executive Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Optos plc and Dimensional Imaging Limited.

[6] **Alastair David Milne** (age 66)

Non-executive Director

Dr Milne co-founded the Company in 1984 and served as the Chief Executive Officer and Managing Director until 28 February 2007. He remained an executive director of the Company until 8 November 2007 when he retired and was appointed as a non-executive director from 9 November 2007. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. Dr Milne was Chairman of the European Leadership Council of the Global Semiconductor Alliance in 2007/2008. Dr Milne has been a director and chairman of Edinburgh International Science Festival Limited since 2007. Dr Milne was appointed a director and chairman of the board of Elonics Limited in September 2008. He has a Doctorate in Physics from Bristol University and was a member of the Court of the University of Edinburgh from 1998 until 31 August 2007. Dr Milne has honorary Doctorates of Science from Universities of Heriot-Watt and Edinburgh and an honorary Doctorate of Engineering from Bristol University. Dr Milne was awarded the OBE in 1985 for services to industry.

[7] **Ross King Graham** (age 61)

Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration and Nomination Committees. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. Mr Graham also holds a non-executive directorship at Psion plc.

[8] **Robert Laurence Eckelmann** (age 52)

Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit, Nomination and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for high-tech trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including: Emulation & Verification Engineering, MDS Holdings and Xaar plc.

[9] **Glenn Collinson** (age 45)

Non-executive Director

(from 1 September 2008)

Mr Collinson was appointed to the Board on 1 September 2008 and serves as a non-executive director and is a member of the Audit Committee. In 1998 Mr Collinson co-founded Cambridge Silicon Radio (CSR plc) as a start-up project and was a member of the board of directors that managed the growth of CSR through its listing as a public company in 2004 and up until 2007, serving first as Marketing Director and then as Sales Director. Prior to CSR plc, Mr. Collinson held positions including Senior Engineer and then Marketing Manager at Cambridge Consultants Ltd from 1996 to 1998 and held positions as a Design Engineer and Marketing Manager at Texas Instruments from 1989 to 1996. He is a member of the Institution of Engineering and Technology and holds a B.Sc. in Physics and an M.Sc. in Electronics from Durham University, as well as an MBA from Cranfield University. Mr. Collinson currently holds non-executive director positions at DiBcom SA and at Inside Contactless SA.

Directors' Report

The directors have pleasure in submitting their report and financial statements for the 52 week period ended 28 December 2008.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits. The Business Review on pages 4 to 12 provides further details of the principal activities of the Group.

Financial

The Group's consolidated profit for the 52 week financial period, after taxation, was $7,666,000 (2007 $29,528,000). A financial review of the results for the 52 week period is set out on pages 13 to 19.

The financial risk management objectives and policies and an indication of the exposure to financial risk is included in note 20 to the financial statements.

Dividends

The Company's current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

Business Review

The report of the Directors should be read in conjunction with the Chairman's Statement, the Business Review and the Operating and Financial Review on pages 1 to 19, which contain details of the principal activities of the Group during the period and an indication of future developments. The review of the business has been divided into three areas and dealt with in this Annual Report as follows:

- principal risks and uncertainties – pages 17 to 19 of the Operating and Financial Review;
- a review of the development and performance of the business and the position of the Group at 28 December 2008 – included in the Business Review on pages 4 to 12 and in the Operating and Financial Review on pages 13 to 19; and
- key performance indicators – on page 1 and on pages 13 to 19.

All of the information detailed in those sections, which is required for the business review or otherwise for this report is incorporated by reference in (and shall be deemed to form part of) this report.

Research and development

The Group continues to invest in research and development of mixed-signal integrated circuits.

Donations

The Group made no political contributions during the 52 week period ended 28 December 2008. Sponsorships and donations to UK charities amounted to $245,000 (2007: $484,000).

Directors

The directors who held office at 28 December 2008 and their interests in the shares of the Company at that date are set out on page 39. The interests of the directors in the share options of the Company are set out on page 48. No director had, during or at the end of the financial period, any material interest in any contract of significance in relation to the Group's business.

Michael Ruettgers was appointed to the Board as a non-executive director and Chairman of the Board on 1 January 2008.

David John Carey stepped down as Chairman of the Board on 31 December 2007 but remained a non-executive director of the Company until 28 March 2008, the date of his resignation from the Board.

John Martin Urwin resigned from the Board with effect from 4 March 2008.

Glenn Collinson was appointed to the Board as a non-executive director on 1 September 2008.

J Michael Hickey, having been appointed to the Board on 8 September 2008 as an executive director and Chief Executive Officer Designate, became Chief Executive Officer with effect from 1 January 2009.

David Allen Shrigley resigned from the Board with effect from 31 December 2008.

At the forthcoming Annual General Meeting, Barry Michael Rose will retire by rotation and, being eligible, will offer himself for re-election. Glenn Collinson and J Michael Hickey, who were appointed directors by the Board on 1 September 2008 and on 8 September 2008 (respectively), will both retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for election.

The names and biographical details for the directors who held office at 28 December 2008 are set out on pages 20 and 21 and details of directors' service contracts are set out in the Directors' Remuneration Report on pages 37 and 38.

Appointment of directors

The holders of the Company's ordinary shares may, by ordinary resolution, appoint any person to be a director. At each Annual General Meeting ("AGM"), any director who was elected or last re-elected at or before the AGM held in the third calendar year before the then current calendar year must retire by rotation. A retiring director is eligible for re-election unless the directors have agreed otherwise.

The Board may appoint a director to fill a casual vacancy or as an additional director to hold office until the next AGM when that director shall then be eligible for election.

Share capital and control

The Company's authorised share capital as at 28 December 2008 was £135,000.00 divided into 135,000,000 ordinary shares of 0.1 pence each and there were 115,120,980 ordinary shares in issue as at 28 December 2008 all of which were fully paid. Note 17 to the financial statements contains information regarding the Company's share capital, including details of ordinary shares issued during the period. The ordinary shares are listed on the London Stock Exchange.

The rights and obligations attaching to the Company's ordinary shares, in addition to those conferred on their holders by law, are set out in the Company's Articles of Association, a copy of which can be obtained from Companies House or by writing to the Company Secretary. The holders of ordinary shares are entitled to receive the Company's Annual Report and Accounts, to attend and speak at general meetings of the Company, to appoint proxies and to exercise voting rights.

The Company may amend its Articles of Association ("Articles") by adopting new Articles by special resolution. At the Annual General Meeting to be held on 20 May 2009, shareholders will be asked to consider a special resolution which proposes amendments to the Company's current Articles of Association. The directors propose that new Articles of Association are adopted in order to update the Company's current Articles of Association primarily to accommodate changes in company law arising from the Companies Act 2006. An explanation of the main proposed changes to the current Articles of Association is included in the explanatory notes section of the Circular and Notice of Annual General Meeting booklet which is being sent to shareholders along with this Annual Report.

The Board of Directors is responsible for the management of the business of the Company and may exercise all the powers of the Company subject to the provisions of relevant statutes and the Company's Memorandum and Articles of Association.

There are no known arrangements under which financial rights are held by a person other than the holder of the shares. As far as the Company is aware, as at 4 February 2009 there were no persons with significant direct or indirect holdings of voting rights in the Company other than as set out in the section on page 24 entitled "Substantial shareholdings".

Significant agreements – change of control

The Company's equity-based plans contain provisions relating to change of control. Share options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. Contingent share awards would normally vest on a change of control of the Company, subject to the satisfaction of any performance conditions and on a time-apportioned basis. The provisions of the deferred share award granted to an executive director and the provisions of a director's long term incentive arrangement are noted on page 50 and on pages 46 to 47 respectively of the Directors' Remuneration Report.

The undrawn committed bank facility (as referred to in note 20 of the financial statements) would terminate upon a change of control of the Company without the consent of the bank.

Purchase of own shares

At the Annual General Meeting held on 4 June 2008 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 11,827,698 ordinary shares. In July 2008, the Board considered carefully this authority, taking into account: market conditions prevailing at the time; anticipated operating results; investment opportunities to develop the business; and the maintenance of the right balance between balance sheet flexibility and efficiency. Based on the Board's assessment of these factors and, in particular, the Board's belief that it was in the best interests of the shareholders generally, the Company announced on 29 July 2008 that it would begin a share buy back programme to purchase up to 10% of the Company's issued share capital (11,827,698 ordinary 0.1 pence shares). Since then and up to both 28 December 2008 and 4 February 2009, the date of this report, 3,209,000 of the Company's ordinary shares, with a nominal value of 0.1 pence each, were bought back and cancelled and which represented 2.7% of the Company's issued share capital at 4 June 2008, the date of the 2008 Annual General Meeting. The aggregate consideration paid by the Company for those shares, including expenses, was $6,661,000.

In view of the current economic environment and the importance of cash preservation, the Board has decided to suspend the current share buy back programme. This policy will be reviewed by the Board on a regular basis.

The authority for the Company to purchase in the market its own ordinary shares, up to a maximum of 11,827,698 ordinary shares, expires at the conclusion of the Annual General Meeting to be held on 20 May 2009 and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in the Notice of the Annual General Meeting.

Substantial shareholdings

As at 4 February 2009, the Company had received notifications from the following parties that they have an interest in the ordinary share capital of the Company:

	Number of ordinary shares	% of issued share capital
Artemis Investment Management Limited	11,879,206	10.31%
Wellington Management Company LLP	11,289,533	9.80%
Legal & General Group Plc	7,044,985	6.11%
DJ Carey	4,553,422	3.95%

Employees

Employee involvement

The Company is committed to employee involvement throughout the business and this is described on pages 30 and 31.

The Company has established offshore employee share trusts in connection with the Company's performance share plans and executive shared ownership plan. As at 28 December 2008 these trusts held a total of 5,378,301 ordinary shares of 0.1 pence each in the capital of the Company. The shares to which the trusts relate have voting rights. However, under the terms of these trusts, the trustees have agreed to refrain from exercising voting rights otherwise than to the extent the shares have vested.

Employees with disabilities

The Company's policy is to give full and fair consideration to suitable applications from people with disabilities for employment. If existing employees become disabled they will continue to be employed, wherever practicable, in the same job or, if this is not practicable, every effort will be made to find suitable alternative employment and to provide appropriate training.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay suppliers within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 28 December 2008, the Company had 29 days (2007: 62 days) purchases in trade payables.

Qualifying third party indemnity

Since 21 April 2005, a qualifying third party indemnity provision has been in force pursuant to the Company's current Articles of Association.

The Company maintains directors' and officers' liability insurance.

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 20 May 2009 in Edinburgh. The Notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

By order of the Board

Jill Goldsmith
Company Secretary

4 February 2009

Edinburgh

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore applies, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code") as issued in June 2006. The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the 52 week period ended 28 December 2008. The one departure from full compliance is explained below.

From 1 January 2009, upon the resignation on 31 December 2008 of DA Shirgley as an executive director, the Board comprises eight directors: the Chairman, two executive directors and five non-executive directors, of whom four are independent in accordance with the terms of the Code. The four independent non-executive directors, in accordance with the Code, are: BM Rose, RK Graham, R Eckelmann and G Collinson. There have been some changes to the composition of the Board during 2008 and these are summarised in the table below:

Period	Number of executive directors during the period	Number of non-executive directors during the period: Independent	Number of non-executive directors during the period: Not independent
31 December 2007	3	3	2
1 January to 4 March 2008	3	3	3
5 March to 28 March 2008	2	3	3
29 March to 31 August 2008	2	3	2
1 September to 7 September 2008	2	4	2
8 September to 31 December 2008	3	4	2
From 1 January 2009	2	4	2

The Board considered that on his appointment as Chairman, on 1 January 2008, M Ruettgers met the independence criteria as set out in provision A.3.1 of the Code. Biographical details of the directors serving as at 28 December 2008 are given on pages 20 and 21.

Compliance with the Combined Code

The Group has complied, throughout the 52 week period ended 28 December 2008, with the provisions set out in Section 1 of the Code except that, from 31 December 2007 to 28 March 2008, at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent. (Code provision A.3.2). However, from 29 March 2008, the Group has complied with this provision of the Code. The Board considers that it has an appropriate number of directors, who amongst them have the appropriate range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry appropriate weight and influence on the Board's decision making.

Board composition and operation

The Board considers all of its non-executive directors to be independent in character and judgement. However, only BM Rose, RK Graham, R Eckelmann and G Collinson are independent in terms of Code provision A.3.1 as none of these non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;
- represents a significant shareholder; or
- has served on the Board for more than nine years.

The division of responsibilities between the Chairman of the Board and the Chief Executive Officer is clearly delineated, set out in writing and is regularly reviewed and monitored by the Board.

BM Rose is the Senior Independent Non-executive Director.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally initially appointed for fixed terms of three years. In 2006, the Board (in accordance with the terms of the letter of appointment) invited RK Graham to serve for an additional period of three years also, effective in 2007, R Eckelmann was invited to serve for an additional period of three years and in 2008 BM Rose for an additional period of two years; these non-executive directors accepted those extensions to their term of appointment. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Code due to their experience and knowledge. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours. These terms and conditions are also made available for inspection on the day of the annual general meeting.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated since the beginning of 2008. The responsibilities of the Board include: determining and setting the strategic direction of the Group and approving the business plan and annual budget; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approving financing and significant capital expenditure; authorisation of significant transactions; reviewing the Group's systems of risk management and internal control; approving appointments to the Board and of the Company Secretary; determining the scope of delegations to Board committees; approving policies relating to directors' remuneration; the appointment and removal of the principal advisers and auditors; and ensuring that a satisfactory dialogue takes place with shareholders. The Board is responsible for reviewing and approving the annual report and accounts, the interim management report and half yearly financial report and quarterly results announcements and for ensuring that these present a balanced assessment of the Group's position.

The Board delegates to management responsibility, inter alia, for: the implementation of the strategies and policies of the Group as determined by the Board; monitoring the operating and financial results against budgets; and managing and controlling the allocation of capital, human and technical resources. The Board regularly receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director. The number of scheduled Board meetings and committee meetings attended by each director during 2008 was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
M Ruettgers	8 (8)	n/a	7 (7)	3 (3)
DJ Carey*	2 (2)	n/a	n/a	n/a
AD Milne	8 (8)	n/a	n/a	n/a
D Shrigley	8 (8)	n/a	n/a	3 (3)
JM Hickey**	3 (3)	n/a	n/a	n/a
JM Urwin***	1 (1)	n/a	n/a	n/a
M Cubitt	8 (8)	n/a	n/a	n/a
BM Rose	8 (8)	5 (5)	7 (7)	3 (3)
RK Graham	7 (8)	5 (5)	5 (7)	3 (3)
R Eckelmann	8 (8)	5 (5)	7 (7)	3 (3)
G Collinson****	3 (3)	2 (2)	n/a	n/a

* resigned from the Board on 28 March 2008
** appointed to the Board on 8 September 2008
*** resigned from the Board on 4 March 2008
**** appointed to the Board on 1 September 2008

(The figures in brackets indicate the total number of meetings held in the period during which the individual was a director and a member of the relevant Committee).

When directors were unable to attend Board meetings they were provided with all of the documentation for the meeting and were given the opportunity to provide their views to the Chairman or the Chief Executive Officer regarding the matters to be discussed. The minutes from the meeting were then provided as appropriate.

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

An induction process is in place for any new director, tailored to the individual director's requirements in the light of his or her experience and prior industry knowledge.

In 2008, the Board again applied a formal process for evaluating the performance and effectiveness of the Board, its committees and its members. This was performed through a series of detailed questionnaires completed by the members of the Board and its committees. The results of this evaluation were collated and reported by the Chairman so that follow up actions could be implemented. The general results of this evaluation process were communicated to the rest of the Board and any specific feedback communicated to the individual directors. Appropriate actions were then identified and taken. The Senior Independent Non-executive Director conducts the performance evaluation of the Chairman, taking into account the views of all directors. A formal process of evaluation of the performance and effectiveness of the Board and its committees is conducted on an annual basis.

All directors have access to the advice and services of the Company Secretary and to provision of independent professional advice in furtherance of their duties at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2008. This insurance cover has been renewed for 2009.

The Board has a Nomination Committee, Remuneration Committee and Audit Committee. The terms of reference for each committee can be found on the Investor Relations section of the Group's website at www.wolfsonmicro.com. The Board also has a Treasury Committee.

Nomination Committee

Committee Chairman:	DJ Carey (until 31 December 2007) M Ruettgers (from 1 January 2008)
Committee Members:	DA Shrigley (until 31 December 2008) BM Rose RK Graham R Eckelmann

A majority of the members of the Nomination Committee during the period were independent non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board. It was considered by the Board to be appropriate to have DA Shrigley as a member of this committee as he has many years of experience in the industry and was able to provide valuable input regarding suitable candidates for the Board.

Having reviewed the composition and structure of the Board in 2008, the Nomination Committee recommended the appointment of an additional independent non-executive director. A thorough recruitment process, involving the services of an external search agency, was undertaken, which included the preparation of a description of the role and capabilities required for the appointment. This process resulted in the appointment, with effect from 1 September 2008, of G Collinson as a non-executive director and member of the Audit Committee.

The appointment of a Chief Executive Officer Designate was announced in September 2008. The Nomination Committee led the recruitment process and an external search consultancy was engaged to assist with this process. The Board specified that the new Chief Executive Officer should be an experienced microelectronics executive, with a background in the customer segments, technologies and regions of import to the Company, and who could provide the leadership and vision to direct the Company into the next phase of its development. This process resulted in the appointment, on 8 September 2008, of JM Hickey as Chief Executive Officer Designate and JM Hickey became Chief Executive Officer with effect from 1 January 2009 upon the resignation of DA Shrigley.

The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs. It will continue to monitor the situation in 2009.

The other significant commitments of each non-executive director are required to be disclosed to the Board prior to their appointment and the Board is kept informed of subsequent changes to these commitments. Details of G Collinson's professional commitments are included in his biography on page 21. G Collinson holds a number of other directorships but the Board is satisfied that these are not such as to interfere with the performance of his duties as a non-executive director of the Company.

The Terms of Reference of the Nomination Committee were reviewed during the period and there were no significant changes to these terms.

Remuneration Committee

Committee Chairman:	BM Rose
Committee Members:	R Eckelmann RK Graham M Ruettgers (from 1 January 2008)

Only non-executive directors served on the Remuneration Committee in 2008 although the Chief Executive Officer is normally invited to attend meetings of this Committee. M Ruettgers, upon his appointment as a non-executive director of the Company and Chairman of the Board on 1 January 2008, became a member of the Remuneration Committee.

The Remuneration Committee, which normally meets at least three times a year, has the delegated responsibility:

- for making recommendations to the Board on the policy for remuneration of executive directors and other senior management;
- for reviewing the performance of executive directors and senior management; and
- for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes.

The Board is responsible for setting the remuneration of the non-executive directors subject to the limits contained in the Articles of Association. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration. During the period since the beginning of 2008 the Terms of Reference of the Remuneration Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Remuneration Committee.

During 2008, the business discussed and considered by the Remuneration Committee included:

- approval of cash bonus payments in respect of 2007;
- review and approval of 2008 salaries for directors and senior management;
- setting of performance targets for 2008 performance-related remuneration for directors and senior management;
- negotiation and approval of remuneration packages for incoming directors and senior management;
- negotiation and approval of remuneration in respect of the leaving arrangements for DA Shrigley (as set out on page 46);
- obtaining and reviewing comparative remuneration data from external organisations;
- review of compensation structure for employees across the Group;
- establishment of a new company-wide contingent share award scheme for employees;
- review and approval of company-wide contingent share awards;
- review and approval of profit share for all staff;
- review of the Company's pension arrangements including the funding position of the defined benefit pension scheme;
- review and updating of the Committee's terms of reference;
- engagement of PricewaterhouseCoopers to provide information and advice regarding executive remuneration practice in the context of benchmarking information, in order to assist the Committee in its consideration of compensation structure for executive directors and senior management for 2009; and
- consideration of 2009 executive remuneration policy.

Further information regarding the activities of the Remuneration Committee in 2008 is included in the Directors' Remuneration Report which is set out on pages 34 to 50.

Executive directors can accept external appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. While JM Urwin served as an executive director of the Company in the period until his date of resignation on 4 March 2008, JM Urwin was a non-executive director of System Level Integration Limited and he was also served on the board of the Global Semiconductor Alliance; he did not receive any remuneration from these appointments during that period. DA Shrigley is a non-executive director of Rambus, Inc. (a company listed on NASDAQ) and he received and retained the remuneration from this appointment, as set out in the Directors' Remuneration Report on page 37.

Audit Committee

Committee Chairman:	RK Graham
Committee Members:	BM Rose R Eckelmann G Collinson (from 1 September 2008)

Only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient recent and relevant financial experience to discharge its functions. Members of this committee have considerable past employment experience in either finance or accounting roles or comparable experience in corporate activities. The Audit Committee normally convenes at least three times per year and meets the external auditors at least twice a year with no executive directors present. During 2008 the Audit Committee met five times with the external auditors present at three of these meetings.

During the period since the beginning of 2008, the Terms of Reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Audit Committee.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors (see later reference to Policy on Use of External Auditors for Non-audit Services). On internal controls, the Audit Committee reviews the programmes of both the external auditors and the internal audit function and findings therefrom. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2008, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the 52 week period ended 30 December 2007, the 2008 half yearly financial report and the quarterly results announcements prior to approval by the Board and their release;
- the consideration and review of the Group's 2007 financial statements and the 2008 half yearly financial report prior to Board approval and reviewing the relevant external auditor's detailed reports;
- monitoring the ongoing compliance with International Financial Reporting Standards ("IFRS") by the Group and by the Company;
- the consideration and review of the appropriateness of the Group's and the Company's accounting policies in accordance with IFRS;
- the review and consideration of the accounting treatment and disclosure of the exceptional charges in the Group's financial statements for 2008;
- the consideration and review of compliance with legal requirements and the Listing Rules of the Financial Services Authority;
- review of key performance indicators;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2008 with particular regard to the assessment of internal systems and controls;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reports from management on the Group's main risks and the assessment and management of those risks (including those arising from the global economic downturn);
- the review of the reports from the internal audit and compliance functions and the external auditors on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review;
- the review of the appropriateness of the Group's (whistle blowing) policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the consideration and review of non-audit services by the external auditors in accordance with the policy regarding the provision of those services;
- the monitoring and assessment of the independence of the external auditors; and
- the review of the performance of the external auditors at the beginning of 2008 which resulted in the Audit Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in June 2008.

The Audit Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Practices Board's International Standard on Auditing (ISA) (UK and Ireland) 260 'Communication of Audit Matters to those Charged with Governance.'

During 2008, the Audit Committee reviewed the 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. The purpose of this review was to consider whether the policy continues to be appropriate or if any amendments to the policy were required. No significant amendments were made to the policy as a result of this review. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $30,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group; or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the period for audit and other services are set out in note 4 to the financial statements on page 66. The amount of non-audit fees is not significant overall and therefore it is considered that KPMG's independence is not compromised.

The Audit Committee also monitors the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (whistle blowing). A policy was implemented and communicated to all staff several years ago which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions. This policy was reviewed during 2008 and is considered still to be appropriate. It is included in the Staff Handbook and is available for reference to all employees on the Company's intranet.

Treasury Committee

The Treasury Committee is chaired by RK Graham and its other members are: the Chief Executive Officer and the Chief Financial Officer. This committee meets periodically, as required, and provides a report to the Board after each meeting. The Treasury Committee reviews the Group's overall financial risk management including specific areas such as: foreign exchange risk (and related hedging policies); interest rate risk; credit risk and liquidity management. The policies of the Group and the Company in these areas are explained in note 20 to the financial statements on pages 91 to 97. The Treasury Committee reports to and makes recommendations to the Board regarding these matters. During 2008, the Committee reviewed the Treasury Policy and considered the hedging policy, as referred to in note 20 of the financial statements on page 91.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group with particular reference to the risks identified. No system of control can, however, provide absolute assurance against material misstatement or loss.

The Board confirms that it has reviewed the effectiveness of the system of internal control for the period under review and up to the date of the approval of the financial statements.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The Board seeks regular assurance to enable it to satisfy itself that the systems of internal control are functioning effectively and to ensure that they are effective in managing risks. The key elements of the systems of internal controls are as follows:

Control environment

The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification

The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the period under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile. Regular meetings take place to review the status of actions, procedures and controls aimed to mitigate or manage the key business risks. The outcomes from these meetings are reported to the Board on a quarterly basis. The key business risks identified are taken into account by the Board when assessing the Group's internal controls.

Financial reporting and monitoring of operations

A detailed annual plan is collated from submissions by each functional department. The plan is reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance. Monthly financial information, including trading results, a cash flow statement and balance sheet details are presented and explained, in comparison to the plan, to the Board. The trading and operating results, compared to the plan, for each functional business unit are also reported to the Board each month.

The executive directors hold meetings on at least a weekly basis with the senior managers to review business and financial performance compared to the plan and forecasts and also to discuss operational matters including order levels compared to forecasts, product and project status and manufacturing statistics. Relevant matters arising from these meetings are reported to the Board by the respective members of the senior management team.

Capital investment

Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action

There are procedures in place to monitor the systems of internal controls. These include the performance of internal audit procedures which are aligned with the areas of key business risk. The annual internal audit plan is reviewed and approved by the Audit Committee. Reports of the findings and conclusions, from the internal audit procedures, are reviewed by the Audit Committee and the status of the implementation of the agreed actions is monitored. The Group has a Quality Management System 'QMS', which conforms to BSI EN ISO 9001:2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products. Internal audit procedures are conducted to ensure ongoing compliance with the requirements of BS EN ISO 9001: 2000. Management review meetings are held on a regular basis to monitor the effectiveness of the BS EN ISO 9001: 2000 system. Third party audits are conducted by British Standards Institution to verify continued compliance with BS EN ISO 9001: 2000.

Going concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Business Review and the Operating and Financial Review on pages 4 to 19. The financial position of the Group, its cash flows and liquidity position are described within the Operating and Financial Review on pages 13 to 19. In addition, note 20 to the financial statements includes the Group's financial risk management objectives; details of its financial instruments and hedging activities; its exposures to credit and liquidity risk and its objectives, policies and processes for managing its capital.

The Group has considerable financial resources comprising, as at 28 December 2008: cash and cash equivalent balances of $12.6 million and short-term deposits of $79.6 million, in addition the Group has an undrawn committed multi-option facility of $30 million and this facility expires in March 2011. The Group has no loans or borrowings nor complex financial instruments. The Group has established relationships with a number of the leading global consumer electronics manufacturers and integrated circuits developed by the Group are designed into a range of end products for these customers. The Group continues to invest in the development of new innovative products. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain general economic outlook.

The directors have reviewed the latest forecast results and cash flow projections. After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Communications with shareholders

The directors believe firmly in the importance of communication with shareholders. In order to provide information regarding the Group's trading and financial performance on a regular basis, the Company produces quarterly results announcements.

The Group also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with members of the Board and their participation in conference meetings and calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board. All non-executive directors are available to meet with major shareholders if requested. M Ruettgers, BM Rose and RK Graham met with most of the Company's major shareholders during 2008.

During the period a regular dialogue has been maintained with institutional shareholders, analysts and the financial press. Investor relations and other information is published on the Company's website.

Shareholders who attend the annual general meeting ("AGM") are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on. Following the AGM in 2008, a summary of the proxy votes lodged was published on the Company's website. The Company intends to propose a separate resolution at the AGM in 2009 on each substantially separate issue and, in particular, intends to propose a resolution at the AGM relating to the Annual Report and Accounts. The chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions relating to the Annual Report and Accounts at the AGM. Notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting.

Organisation and people

During 2008 further implementation of the Organisational Development Strategy was achieved with the following key goals being delivered:

- a reward strategy focused on paying for performance; including establishing and setting a pay positioning policy, salary and benefit benchmarking and a total review of current salaries against the benchmark data;
- a revised grading structure including job evaluation and the update of job descriptions for all roles; with benefits aligned to grades;
- the development of quality leadership, management and technical capabilities through structured and planned development activities; and
- embedded values and behaviours to deliver continuous improvement and execution.

Significant time and resources were focused on the reward activities during 2008.

During 2008, a cross functional team has developed career management practices and policies for implementation in 2009. The aim of the project is to deliver career ladder structures for the various functions and associated process and tools for career management and advancement. It is envisaged that this will assist with employee engagement.

Further work has been carried out by a cross functional project team to embed and evolve the Company's values and behaviours. In 2009 a revised set of values and behaviours (competencies), which the Company will include in its performance management scheme, will be launched with associated employee briefings and workshops. The evolution of the values and behaviours has taken place following feedback in the employee opinion survey, run in 2008, which suggested that the values were not well understood.

The Company has continued to improve its internal communication programmes and provides regular updates to employees across all locations. These include the Company newsletter, all employee briefings by the Chief Executive Officer and senior management team following the quarterly results announcements, and monthly cascades of business pertinent information. Employees are encouraged by senior management to ask questions in order to enhance their understanding of business developments and the factors affecting the Company and to raise areas of concern or ideas for development or improvement.

Performance Management and Organisational Development

During 2008 the Company further embedded the global performance management processes; creating more automated tools for the managers to use. The process to embed and evolve performance management will continue throughout 2009.

The Company is committed to developing quality leadership, technical and management capability. During 2008, the Company implemented the management development programme which had been designed in 2007. The majority of managers had attended this programme by the end of 2008 with further courses planned for 2009 to capture those who had not yet attended and for new managers joining the business. The programme has been deemed a success with managers reporting increased skills and confidence in delivering their role.

During 2008 the Company also invested in technical development to strengthen the skill base of the people so that they could deliver against the business plan. Some programmes were delivered by internal experts encouraging knowledge and skills transfer internally. Other programmes were delivered in partnership with external experts.

The Company continues to support professional development and is currently supporting a number of employees studying for professional qualifications. The Company supports professional qualifications and reimburses professional institution membership fees where appropriate.

Recruitment

The ongoing success of the Company is dependent on the talent of the employees and the Company continues to hire new, experienced employees as needed but within the boundaries of its business and financial plans. The Company remains committed to growing and developing its own talent and continues to hire graduate engineers from its sponsorship programme with Edinburgh University.

During 2008 the Company implemented a structured graduate recruitment and development programme to attract graduates from a wider set of universities and therefore talent pool into all functions of the Company, not just engineering. The strategy is to attract and develop the Company's future leaders.

The Company's employment policy is to treat all employees in accordance with local employment legislation, fairly and equally, within a safe and healthy work environment.

Share ownership

The Company operates discretionary employees' share schemes. This includes the Company's all employee share option scheme and also a contingent share award scheme which, although discretionary, are used to provide option grants or contingent share awards to the Company's employees. In this way, the Company seeks to encourage the involvement of employees in the Company's performance.

Corporate Social Responsibility

Although the Company is accountable to its shareholders, it also recognises that it has responsibilities to other stakeholders which include employees (see pages 30 and 31), customers, suppliers, and the local communities in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

The Company is dedicated to supplying high quality products which meet the requirements of its customers in a manner consistent with high environmental and ethical standards. These principles form an integral part of the Company's management processes and operations throughout the world.

Environment

The Company's policy is to behave in an environmentally responsible manner, consistent with and in compliance with local legislation and protocols. The Company requires its subcontractors to have BS EN ISO 14001: 2004 certification, and to conform to the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and / or elimination of materials recognised as hazardous. Additionally the Company recycles waste materials where possible and, where appropriate, encourages its suppliers and / or subcontractors to do likewise.

The Company attained BS EN ISO 14001: 2004 certification in 2005. It has a mature environmental management system for assessing, controlling and monitoring the potential environmental impact of activities at the Company's premises and at those of its subcontractors. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and to prevent pollution. The Company has established an environmental training procedure for relevant staff. The Company's Environmental Policy and Environmental Manual are available for reference by all employees on the Company's intranet. The Environmental Policy is also available, on request, to the public.

The Company has adopted the Joint Industry Guide Standard, JIG-101, an industry consensus on material bans, restrictions and disclosures. The Company requires its subcontractors to demonstrate that they do not use what are internationally considered to be harmful materials. Through 2006, the Company phased out products with lead terminal plating and now only offers products which are lead-free and compatible with lead-free manufacturing processes. During 2007, the Company completed the elimination of antimony and bromine from all materials used in its products. After disposal of the small remaining stocks of product containing those substances, all Wolfson products will be halogen-free, as defined in IEC 61249-2-21. All Wolfson products are already fully compliant with the EC Directive on Restriction of Hazardous Substances. During 2008, the Company began to receive enquiries from customers about whether EC Regulation 1907/2006, concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACH"), applied to the Company's products. It has been established that REACH does not apply: the products are articles as defined by the Regulation, and they contain no Substances of Very High Concern ("SVHCs") as defined at present.

The responsibility for the Company's environmental policy and management has been delegated by the Board to the Chief Executive Officer who reports back to the Board at least annually. This includes the setting of the policies of the environmental management system, its objectives and targets. The Vice President of Quality is responsible for the implementation and maintenance of the environmental management system in accordance with the requirements of BS EN ISO 14001: 2004. Management review meetings are held on a regular basis to monitor the performance of the environmental management system. Environmental reporting is verified through audit procedures performed by the British Standards Institution for compliance with BS EN ISO 14001: 2004.

Ethical business practices

Wolfson is a fabless semiconductor company based in the UK with subcontracted manufacturing operations overseas. The Company aims to ensure that the products which it supplies are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws. The Company's key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Company and this is reflected in the policies which are detailed in the employee handbook. Ethical business practices are integral to the Company and are reflected in the practices in relation to recruitment, disciplinary matters and grievances.

During 2007, in line with the Company's objectives, the Company enhanced its ethics policy which was communicated to all employees. Employees concerned about ethics within the organisation are encouraged to raise their concerns with the Human Resources department, their line manager or to follow the guidance in the Company's whistle blowing policy.

Wolfson is committed to the principle of equal opportunity in employment and its internal procedures reflect this. The principle is supported by the Company's recruitment, disciplinary and grievance procedures.

The Company recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on the Company's premises. All staff are instructed on the Company's health and safety policy which can be accessed by all employees on the Company's intranet. The Chief Financial Officer has responsibility, delegated by the Board, for the Company's health and safety matters.

Local Community

The Company aims to make a contribution to the communities in which it operates. The responsibility for community matters has been delegated by the Board to the Chief Executive Officer within agreed budgetary parameters. A community relations programme, which includes proposed levels and categories of sponsorship and charitable donations was approved by the Board during 2008. The principal elements are: education, sports and event sponsorship, and employee charity matching.

The Company provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses and for post-graduate research fellowships. As well as providing financial support, the programme includes placements for work experience and project work within the Company. During 2008, the Company sponsored an exhibit in the Edinburgh International Science Festival aimed at raising children's awareness and interest in science. The Company has also supported sports with the provision of sponsorship to high potential local athletes and school groups. The Company provides sponsorship to employees who undertake fundraising activities for charities and supports community projects in which employees participate.

In 2008, the Group supported charitable and community activities, including the scholarship programmes, with donations and sponsorships totalling $245,000 (2007: $484,000).

Directors' Remuneration Report

This report describes the current arrangements for the remuneration of executive and non-executive directors and senior management, as agreed by the Remuneration Committee ("Committee"). The arrangements for these aspects of remuneration in 2008 and the remuneration policy for 2009 are included. The report has been prepared on behalf of the Board by the Committee.

Remuneration Committee

During the 52 week period ended 28 December 2008, the Committee was composed of the following independent non-executive directors: BM Rose, RK Graham, R Eckelmann, M Ruettgers (from 1 January 2008) and was chaired by BM Rose. None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company.

The Committee, which meets at least three times a year, has the delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior management, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration.

There were seven meetings of the Committee in 2008 and the attendance at these meetings is shown on page 26. A list of some of the Committee's activities during the period is set out on page 27. The Terms of Reference for the Committee can be found on the Investor Relations section of the Group's website at www.wolfsonmicro.com

Advisers to the Committee

The Committee aims to keep itself informed of best practice and of relevant developments on the subject of remuneration and seeks advice, where appropriate, from external advisers. During 2008, PricewaterhouseCoopers advised the Committee in relation to executive remuneration practice in the context of benchmarking information, industry trends in remuneration practice for senior executives and the remuneration practice of similar and competitor companies, and of remuneration levels within the Company in general. This information and advice was used by the Committee in its considerations for the remuneration policies for 2009. PricewaterhouseCoopers has not provided other services to the Company in 2008.

The Chief Executive Officer, the Chief Financial Officer, the Company Secretary and the Vice President of Human Resources have also assisted the Committee and given advice during the period but the areas covered did not include aspects of these individuals' own remuneration.

Remuneration policy

The Committee considers the principles of good governance when compiling the remuneration policy. The Committee's aim is to offer remuneration packages that will attract, motivate and retain highly talented individuals to promote and share in the future success of the Company. Accordingly, the objective is to design packages that are consistent with shareholder objectives, promote long term retention, enable executives to share in Wolfson's success, and be fair and competitive. The Committee considers pay levels elsewhere in the Company when determining directors' remuneration.

The Committee believes that these objectives can best be achieved by paying a mixture of performance-related and non-performance-related remuneration. The Committee reviews the overall remuneration package, separating out short term and long term incentives. It considers that the purpose of a long term incentive scheme is two-fold: to promote retention and to allow the participant to share in the Company's success. Remuneration packages are reviewed annually by the Committee.

Policy for executive remuneration in 2008

For 2008, the remuneration package for the executive directors and senior management team consisted of a combination of basic salary, a cash bonus scheme, a long term share-based incentive scheme, pension and benefits in kind. In 2008, the long term incentive scheme, comprised The Wolfson Microelectronics 2006 Performance Share Plan (PSP). Basic salary was the only pensionable portion of the remuneration package.

Other than in relation to DA Shrigley (whose arrangements are set out on pages 45 and 46) and JM Hickey (whose arrangements are set out on pages 44 and 50), a third of the total potential remuneration package for executive directors is non-performance related and two thirds is performance related.

As JM Hickey was appointed to the Board in September 2008, he did not participate in the cash bonus scheme nor the long term incentive scheme in 2008.

The directors' salaries, bonuses and benefits in kind for 2008 are shown in the tables on pages 40 and 41.

Basic salary

The basic salaries for executive directors are reviewed annually and any change to salary is normally effective from the beginning of the financial year. The Committee takes into consideration a range of factors when reviewing salaries such as: Company performance, level of salaries in comparable listed companies in the same industry sector, market conditions, the level of increase awarded to employees throughout the business and the responsibilities and skills of individual directors. Current annual salaries for executive directors are shown in the tables on pages 40 and 41.

The executive directors' basic salary increases in 2008 were higher than the rate of inflation. These salary levels were approved by the Committee after obtaining market data of executive director salaries and total remuneration in comparative companies.

Cash bonus

The cash bonus in 2008 was discretionary within the scope of the terms of the bonus (as described below) and non-pensionable and applied to the Group's executive directors and senior management team. On target performance would result in a payment of a bonus of 50% of salary with a sliding scale of payments around this figure according to the performance actually achieved. The overall cash bonus payment is capped at one times salary for each participant.

The targets were a mixture of financial and appropriately challenging business performance targets. These targets were identical to those applied for the profit share bonus arrangements for all other employees in the Group. The cash bonus becomes payable if a minimum threshold for operating profit is achieved. Once that threshold operating profit is achieved the amount of bonus payable is conditional on achieving defined corporate objectives. In view of the dynamic nature of the business, financial targets were set for each half of the Company's financial year.

The financial performance target is operating profit before share-based payment expenses, amortisation of acquired intangible assets and bonus amounts. For H1 2008, the on target figure was an operating profit of $13.4m. For H2 2008, the on target figure was $31.6m for operating profit. Achievement of the on target operating profit figure and satisfactory achievement of all of the business performance targets would (in each half) result in a cash bonus equal to 50% of the on target percentage for that half year. There was a sliding scale of bonus payable below the on target figure, subject to the minimum threshold for operating profit being achieved and if the corporate performance targets were met.

The corporate performance targets, which were the same for each participant, were assessed as appropriately challenging and included some non-financial measures such as new product introductions and design wins. Each corporate performance target had a relative weighting attached to it.

The Committee has undertaken a formal and rigorous process to assess the achievement compared to the corporate performance targets. This review has resulted in, for the executive directors, an amount payable under the cash bonus scheme in 2008 to M Cubitt as set out in the tables on pages 40 and 41. The amount comprises approximately 22.5% of base annual salary and the same percentage of base annual salary applied for the participants from the senior management team. Refer to pages 45 and 46 for the cash bonus arrangements for DA Shrigley.

Long term incentive scheme

It was stated in the Directors' Remuneration Report contained in the Annual Report and Accounts 2007, that during 2007 the Company significantly strengthened its executive team and it was decided that the LTIP should be used to retain and motivate this new team. Accordingly, exceptionally for the year 2008, it was decided that the long term incentive scheme would comprise only the PSP. In that report it was explained that meetings were held by the members of the Committee and the Company's major shareholders to explain this change and these shareholders were generally supportive of this policy so long as it was limited to 2008 only.

The maximum initial market value of shares over which awards can be made to an executive under this scheme is 100% of the executive's rate of basic salary (unless the Committee determines that exceptional circumstances exist). In 2008, the aggregate initial market value of shares over which awards were made under the PSP to any executive was limited in total to 100% of basic salary. The performance period is three years and vesting occurs on a sliding scale determined by reference to the extent to which the performance targets are met. Details of the performance targets set in relation to awards made in 2008 are set out below.

PSP

The primary purpose of the PSP is to retain and motivate key executives. On 30 April 2008, contingent share awards were made to each executive director and other members of the senior management team. No consideration was paid for an award. Details of the awards made to the executive directors are set out on page 42.

A participant will derive the whole value of shares finally determined as vesting under the PSP. Performance is measured over the three financial years 2008 to 2010, with 2007 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues, adjusted as appropriate for acquisitions, subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding share-based payment expenses and before the amortisation of intangible assets acquired from business combinations.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed maximum level of growth in revenues is attained. The growth in gross revenues will be calculated over the 3 year performance period on a compound basis. Gross revenue and net margins are key outcomes for the Company. They are already tracked by management and are metrics that actively influence management actions and plans. The targets used will be declared when the PSP vests.

Policy for executive remuneration in 2009

The policy for executive remuneration in 2009 will consist of a combination of basic salary, a cash bonus scheme, a long term share-based incentive scheme, pension and benefits in kind. The basic salary will be the only pensionable portion of the remuneration package.

The cash bonus scheme in 2009 shall be capped at 100% of basic salary except for JM Hickey where the cash bonus will be capped at 200% of basic salary. On target performance will result in a bonus of 50% of basic salary except for JM Hickey where on target performance will result in a bonus of 100% of salary. The targets will be financial and challenging corporate performance targets which are the same as those performance targets set for all of the Group's employees. In addition to this, and in view of the current general economic conditions and the importance of cash management and cash generation for the Company, the Committee has considered it appropriate to have an additional cash bonus arrangement for M Cubitt in 2009. It is proposed that this will consist of an additional entitlement to 7.5% of basic salary each quarter in 2009 if the Group is cash generative in the quarter (compared to the total cash and short-term deposits balance at the end of 2008), with such cash bonus amount achieved being paid to M Cubitt in early 2010 subject to the overriding proviso that the Group is cash generative for the full financial year in 2009.

The long term share-based incentive scheme will comprise a combination of contingent share awards under the PSP and market value share option awards under The 2003 Wolfson Microelectronics Executive Share Scheme. The awards under the long term incentive scheme will be equivalent to a maximum of 100% of relevant salary with 40% of the award comprising contingent share awards under the PSP and 60% of the award comprising market value share options. These awards will be subject to performance conditions, over a three year period, relating to share price growth and cash generation performance of the Group. These metrics are considered to be appropriate by the Committee, in view of the current general economic conditions.

In the Directors' Remuneration Report which was contained in the Annual Report and Accounts 2007 it was explained that, at time of issuing that Report in early 2008, the Committee proposed that for 2009 onwards the awards under the long term share-based incentive scheme would be a combination of PSPs and share options. In addition, the Committee indicated that it would consider adopting the practice of providing 25% of the total award as PSPs with the remaining 75% comprising share options. The Committee considered that it was appropriate, as part of its process to finalise the policy for executive remuneration for 2009, to review the relative weightings of the combination of PSPs to share options. As a result of that review the Committee recommended that the proportion of the long term share-based incentive scheme award to be delivered as contingent share awards under the PSP should be increased in order to motivate and retain key executives given current equity market conditions.

Long term incentive scheme arrangements in previous years

ExSOP

In 2006 and in 2007, part of the long term incentive scheme for executive directors (excluding DA Shrigley) and senior management comprised awards under The Wolfson Microelectronics Group Executive Shared Ownership plan ("ExSOP"). The details of these awards are set out on pages 42 and 43.

The ExSOP is intended for executives who are solely UK taxpayers. DA Shrigley is subject both to UK and US tax. In order to maintain parity between DA Shrigley and the other executive directors, the Committee considered that it would not be appropriate to make the grant in 2007 under the ExSOP. Therefore, in these exceptional circumstances, share options were awarded to DA Shrigley instead of ExSOP award shares and details of those share options are set out on page 48.

Share options

In years prior to 2006, share options have been awarded by the Company to executive directors and the senior management team under a long term incentive scheme. The awards of options in each year are summarised below:

Awards in 2008: No share options were awarded to executive directors in 2008.

Awards in 2007: No share options were awarded to executive directors in 2007 other than to DA Shrigley, as explained above, details of which are set out on page 48.

Awards in 2006: No share options were awarded to executive directors in 2006 other than to DA Shrigley details of which are set out on page 48.

Previous awards: Details of previous share option awards to executive directors, where those options had not been exercised at the beginning of 2008, are set out in the table on page 48.

Share options awarded to executive directors are subject to performance requirements details of which are set out beneath the table on pages 48 and 49.

Share ownership policy

As reported in last year's Directors' Remuneration Report, in 2006 the Company adopted a share ownership policy for executive directors and senior management. This encourages the individuals to build up and maintain a holding of shares in the Company at least equal in value to 100% of salary. The Committee, however, does not expect the executive directors to necessarily buy shares to that level and the 100% of salary level can be achieved over time by the vesting of PSPs or share options. The executive directors' shareholdings in the Company are set out in the table on page 39. Consideration was given in 2006 to the creation of a share matching scheme to support this policy. Further consideration will be given to this and to extending the scheme below director level in 2009.

Dilution

The Committee ensures that the aggregate of all share-based awards, using new issue shares, does not exceed the guidelines set out by the Association of British Insurers. These suggest that the number of awards granted in respect of all share-based schemes should not exceed 10% of the current issued share capital in any rolling ten year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period.

The rules of each of the Company's discretionary share option schemes (executive and all employee) in effect since its flotation contain a limit of 10% of the issued ordinary share capital on the shares over which rights to subscribe for new shares may be granted in a rolling period of 10 years. The rules for each of the PSP and ExSOP schemes contain a similar limit and also a 5% limit over a 10 year period for these executive discretionary schemes.

Awards granted during the period from 21 October 2003 (the date of the Company's flotation) to 28 December 2008 under all the Company's discretionary share option and share-based schemes, where these will be satisfied using new issue shares, are within the applicable limits. The PSP and ExSOP awards made to date are being satisfied by shares purchased in the market by the employees share trusts.

Pensions

The Company has two pension schemes, one being a defined benefit scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. None of the current directors are active participants of the Company's defined benefit scheme which provides benefits based on final pensionable pay 1/60th per year of employment. The current employer contribution rate is 15.4% and 6% is contributed by each participating employee.

JM Urwin, who resigned as a director on 4 March 2008, was an active participant in the Company's defined benefit scheme.

As explained in the Directors' Remuneration Report for 2006, with effect from 5 April 2006, AD Milne became a deferred member of the defined benefit scheme and the Company ceased to make contributions to the scheme on his behalf.

M Cubitt is a member of the Company's Group Personal Pension Plan, a defined contribution pension scheme. During 2008, JM Hickey joined the Group Personal Pension Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

Service contracts

The Company has entered into service contracts with each of its executive directors none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

The service contract for DA Shrigley states that if employment terminates, the Company will arrange temporary accommodation until he has finalised his return to the US for a maximum period of 2 months. The Company has also agreed to arrange and pay for the expenses incurred for his relocation to the US upon termination of his employment.

Details of the service contracts in place for executive directors who have served during the 52 week period ended 28 December 2008 are as follows:

	Date of contract
DA Shrigley	15 December 2006
M Cubitt	20 December 2006
JM Hickey	6 September 2008

JM Urwin resigned from the Board effective 4 March 2008 but remained employed by the Company until 31 August 2008. His service agreement dated 25 September 2003 terminated on that date.

DA Shrigley resigned as a director on 31 December 2008 and details of his leaving arrangements are on page 46.

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case.

DA Shrigley is a non-executive director of Rambus, Inc. (a company listed on NASDAQ). None of the other executive directors served as non-executive directors of other public companies during the period. DA Shrigley received $40,000 in respect of his non-executive directorship of Rambus, Inc. during the 52 week period ended 28 December 2008. DA Shrigley was awarded 12,383 Restricted Stock Units ("RSUs") from Rambus, Inc., on 1 October 2008. The RSUs will vest 100% twelve months from the award date. Each year on 1 October, subject to his remaining a director of Rambus, Inc., he will be granted an annual subsequent award of RSUs at an approximate fair market value of $160,000 with identical vesting treatment as this grant. DA Shrigley received an option grant of 40,000 shares when he joined the board of Rambus, Inc. on 11 October 2006 and an annual subsequent award of 20,000 shares on 1 October 2007. Both options vest over 4 years with 12.5% of the shares vesting after six months and 1/48th of the shares vesting each month thereafter so that the entire grant is vested four years from the grant date.

Non-executive directors

Appointment

Each of the current non-executive directors has entered into an agreement setting out the terms of their appointment with the Company. The dates of the terms of appointment that are currently in place for non-executive directors who have served during the 52 week period ended 28 December 2008 are as follows:

	Date of terms of appointment
RK Graham	25 September 2003
BM Rose	25 September 2003
R Eckelmann	1 November 2004
M Ruettgers	9 November 2007
AD Milne	1 December 2007 (effective 9 November 2007)
G Collinson	18 August 2008 (signed on 22 August 2008)

The letters of appointment are for a fixed term of three years. R Eckelmann's appointment has been extended until 31 October 2010 and, in 2008, BM Rose's appointment was extended until 22 November 2010. In September 2006, RK Graham's appointment was extended until 24 September 2009.

On 28 March 2008, DJ Carey resigned as a director of the Company and his terms of appointment dated 25 September 2003 terminated on that date.

All of these agreements state that either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's Articles of Association or the Companies Act 2006 or if the shareholders of the Company fail to re-elect him as a director.

Remuneration

The remuneration of the non-executive directors is determined by the Board. The non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the Articles of Association of the Company.

M Ruettgers' fee as Chairman of the Board, from 1 January 2008, was £85,000 per annum. Until 31 March 2008, each non-executive director received a fee of £30,000 per annum. The chairmen of the Audit and of the Remuneration Committees each received an additional £5,000 per annum. Members of these Committees received an annual fee of £2,000 per committee membership, and the Senior Independent Non-executive Director received an additional £2,000 per annum.

The Board, excluding the non-executive directors, reviewed in 2008 the benchmarked data for non-executive director fees in respect of other companies of a similar size and complexity and in view of the amount of time that non-executive directors were expected to devote to the Company's activities in the year. Therefore, following that review and with effect from 1 April 2008, the non-executive director fee was increased to £31,500 per annum, the Audit and Remuneration Committee members' annual fee increased to £3,000 per committee membership and the Senior Independent Non-executive Director additional fee increased to £3,000 per annum. There were no changes to the level of annual additional fee in respect of the position of chairman of the Audit and of the Remuneration Committees.

All fees are non-pensionable and there is no other remuneration save that the Company meets allowable expenses incurred on Company business.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index, Techmark index and the FTSE Technology Hardware and Equipment Index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment Index could be considered more relevant as a comparator.

Wolfson Microelectronics plc total shareholder return



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Wolfson Microelectronics plc
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28/12/08

Directors' shareholdings

The interests of the directors, who were serving as at 28 December 2008, in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are set out below:

	At 31 December 2007 or date of appointment	Shares acquired on vesting of share awards	Loss of beneficial interest in shares on the lapse of ExSOP share awards	Shares acquired	Shares disposed	At 28 December 2008
	Number of ordinary shares *****	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares ******
M Ruettgers*	100,000	-	-	600,000	(100,000)	600,000
JM Hickey**	-	71,729	-	-	-	71,729
AD Milne	3,402,811	5,409	(34,664)	1,000	(35,409)	3,339,147
DA Shrigley	49,200	90,580	-	-	(46,125)	93,655
M Cubitt	95,707	-	-	-	-	95,707
BM Rose	23,809	-	-	15,000	-	38,809
RK Graham***	17,624	-	-	151,304	-	168,928
R Eckelmann	22,500	-	-	7,500	-	30,000
G Collinson****	-	-	-	-	-	-
	3,711,651	167,718	(34,664)	774,804	(181,534)	4,437,975

* Appointed as a director on 1 January 2008

** Appointed as a director on 8 September 2008

*** Of these ordinary shares as at 28 December 2008: 105,128 are held in the name of RK Graham and 63,800 are held by a trust in which RK Graham is a Trustee and has a third beneficial interest.

**** Appointed as a director on 1 September 2008

***** Excluding ExSOP shares, the relevant directors' interests in ordinary shares at 31 December 2007 were: AD Milne: 3,368,147; M Cubitt: 55,000. The other directors did not hold an interest in shares under the ExSOP.

****** Excluding ExSOP shares, the relevant director's interests in ordinary shares at 28 December 2008 are: M Cubitt: 55,000. The other directors do not hold an interest in shares under the ExSOP.

The deferred share awards made to DA Shrigley and to JM Hickey and also the awards made under the PSP are not aggregated with existing shareholdings of directors because they are subject to a vesting period and / or satisfaction of performance conditions.

Directors' potential interest in shareholdings of employee share trusts

In addition to the interests disclosed above, all the executive directors are potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. They are therefore treated as having the following interests in the shares held by those trusts as at 28 December 2008:

1 Each executive director is interested, as the beneficial co-owner of such shares under the ExSOP, in the following number of shares:

DA Shrigley	nil
M Cubitt	40,707
JM Hickey	nil

2 Each executive director is interested as the holder of an award under the PSP and also, in the cases of DA Shrigley and JM Hickey, of deferred share awards in the following number of shares:

DA Shrigley	285,552
M Cubitt	137,098
JM Hickey	421,940

3 Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust, in 4,733,264 shares. This includes 24,320 shares held by this trust as a beneficial co-owner under the terms of an ExSOP agreement.

4 Each executive director is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust, in 645,037 shares.

On 31 December 2008, upon DA Shrigley's resignation as a director and by agreement with the Company (page 46 contains further details), the following share awards, totalling 285,552 ordinary shares in the Company, vested:

- 90,579 shares, being the balance of the shares subject to the deferred share award agreement, as described on page 45;
- 18,503 shares, being the number of shares subject to the contingent share award made in 2007, as shown on the table on page 42; and
- 176,470 shares, being the number of shares subject to the contingent share award made in 2008, as shown on the table on page 42.

However these shares will not be transferred from The Wolfson Microelectronics No. 1 Employees Share Trust to the beneficial ownership of DA Shrigley until after the announcement, on 4 February 2009, of the Group's financial results for the 52 week period ended 28 December 2008.

As at 4 February 2009, there have been no other changes in the above shareholdings.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' emoluments

The emoluments in respect of qualifying services of each person who served as a director during the 52 week period ended 28 December 2008 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and converted at the average exchange rate used in the 52 week period ended 28 December 2008.

Directors' emoluments (US dollars)

	Salary / fee $000	Bonuses $000	Benefits $000	Other $000	Total 2008 $000	Salary / fee 2007 $000	Total 2007 $000
Executive directors							
DA Shrigley*	478	197	98	876	1,649	467	1,025
JM Hickey**	139	158	6	156	459	-	-
M Cubitt	329	58	20	-	407	319	499
Non-executive directors							
M Ruettgers***	160	-	-	-	160	-	-
DJ Carey****	17	-	-	-	17	70	70
AD Milne*****	59	-	-	-	59	390	401
BM Rose	78	-	-	-	78	78	78
RK Graham	73	-	-	-	73	74	74
R Eckelmann	69	-	-	-	69	68	68
G Collinson******	19	-	-	-	19	-	-
Former executive director							
JM Urwin*******	184	-	10	170	364	280	428
Totals	**1,605**	**413**	**134**	**1,202**	3,354	1,746	2,643

* DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. Page 46 contains details of the leaving arrangements for DA Shrigley and the total amounts receivable by DA Shrigley in accordance with those arrangements, although not payable until 2009, are included in "other" in the table above.

** JM Hickey was appointed as a director and as CEO Designate on 8 September 2008. He became CEO with effect from 1 January 2009. As described on page 44, 71,729 ordinary shares in the Company were awarded to JM Hickey and the value of these shares on the date of award is included in the "other" column in the table above.

*** M Ruettgers was appointed as a non-executive director and Chairman of the Board with effect from 1 January 2008.

**** DJ Carey resigned from the Board effective 28 March 2008.

***** AD Milne was the CEO until 28 February 2007 and then continued to serve as an executive director until 8 November 2007 when he retired as an executive director. He was appointed as a non-executive director effective from 9 November 2007. In 2007 AD Milne received total emoluments of $392,000 for his remuneration as an executive director in that period until 9 November 2007 and this amount is included in the 2007 comparative figure in the table above.

****** G Collinson was appointed as a non-executive director effective 1 September 2008.

******* JM Urwin resigned from the Board effective 4 March 2008. He remained employed by the Company until 31 August 2008 when the Company made a payment in lieu of the balance of his 12 month period of notice in accordance with JM Urwin's service agreement and that payment is included in the "other" column in the table above.

Directors' emoluments (sterling)

	Salary / fee £000	Bonuses £000	Benefits £000	Other £000	Total 2008 £000	Salary / fee 2007 £000	Total 2007 £000
Executive directors							
DA Shrigley*	250	113	51	500	914	234	513
JM Hickey**	82	85	3	84	254	-	-
M Cubitt	175	39	11	-	225	160	248
Non-executive directors							
M Ruettgers***	85	-	-	-	85	-	-
DJ Carey****	9	-	-	-	9	35	35
AD Milne*****	31	-	-	-	31	195	201
BM Rose	42	-	-	-	42	39	39
RK Graham	39	-	-	-	39	37	37
R Eckelmann	37	-	-	-	37	34	34
G Collinson******	12	-	-	-	12	-	-
Former executive director							
JM Urwin*******	93	-	5	92	190	140	213
Totals	**855**	**237**	**70**	**676**	**1,838**	874	1,320

* DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. Page 46 contains details of the leaving arrangements for DA Shrigley and the total payments receivable by DA Shrigley in accordance with those arrangements, although not payable until 2009, are included in "other" in the table above.

** JM Hickey was appointed as a director and as CEO Designate on 8 September 2008. He became CEO with effect from 1 January 2009. As described on page 44, 71,729 ordinary shares in the Company were awarded to JM Hickey and the value of these shares on the date of award is included in the "other" column in the table above.

*** M Ruettgers was appointed as a non-executive director and Chairman of the Board with effect from 1 January 2008.

**** DJ Carey resigned from the Board effective 28 March 2008.

***** AD Milne was the CEO until 28 February 2007 and then continued to serve as an executive director until 8 November 2007 when he retired as an executive director. He was appointed as a non-executive director effective from 9 November 2007. In 2007 AD Milne received total emoluments of £197,000 in respect of his executive directorship in that period until 9 November 2007 and this amount is included in the 2007 comparative figure in the table above.

****** G Collinson was appointed as a non-executive director effective 1 September 2008.

******* JM Urwin resigned from the Board effective 4 March 2008. He remained employed by the Company until 31 August 2008 when the Company made a payment in lieu of the balance of his 12 month period of notice in accordance with JM Urwin's service agreement and that payment is included in the "other" column in the table above.

Long term incentive schemes

A. PSP awards

The Wolfson Microelectronics 2006 Performance Share Plan (PSP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. Contingent share awards held by directors are as follows. No consideration was paid for any award.

Director	Performance period ending 31 December	Award date	Market price at date of award	As at 31 December 2007 (number)	Contingent award (number)	Vested (number)	Lapsed (number)	As at 28 December 2008 or date of cessation (number)	Vesting date	Market price at date of vesting
AD Milne*	2008	10.03.06	£4.0425	11,554	-	(5,409)	(6,145)	-	5 February 2008*	£1.625
DA Shrigley**	2009	07.02.07	£3.15	18,503	-	-	-	18,503	**	n/a
	2010	30.04.08	£1.41	-	176,470	-	-	176,470	**	n/a
JM Urwin***	2008	10.03.06	£4.0425	7,807	-	-	(7,807)	-	***	n/a
	2009	07.02.07	£3.15	11,513	-	-	(11,513)	-	***	n/a
M Cubitt	2009	07.02.07	£3.15	13,569	-	-	-	13,569	February 2010	n/a
	2010	30.04.08	£1.41	-	123,529	-	-	123,529	April 2011	n/a

* AD Milne retired as an executive director effective 8 November 2007 and the Company agreed with AD Milne that, in respect of the contingent share awards made in 2006, such awards would be time-apportioned so that the performance conditions and number of shares vesting would be calculated up to 8 November 2007. Based on the financial results for the 52 week period ended 30 December 2007, the Company determined the extent to which performance conditions had been met as if 8 November 2007 were the end of the performance period. This resulted in 5,409 shares vesting from 4 February 2008 upon the announcement of the financial results for the period ended 30 December 2007. The balance of the contingent share award lapsed at that date. AD Milne was appointed as a non-executive director of the Company effective 9 November 2007.

** DA Shrigley resigned as a director and stepped down as CEO on 31 December 2008. Page 46 contains details of the agreement with the Company regarding these awards under the PSP.

*** JM Urwin resigned as a director effective 4 March 2008 and remained with the Company until 31 August 2008 when the above PSP awards lapsed.

The performance conditions applicable to the PSP awards granted on 10 March 2006, to the then serving executive directors and senior management, were reviewed by the Remuneration Committee in view of the financial results of the Company for the 52 week period ended 28 December 2008. The performance conditions were measured over the three financial years 2006 to 2008, with 2005 as the base year and with the proportion vesting being decided on a sliding scale by reference to the Company's performance in growing its gross revenues, subject to exceeding a minimum total net margin of 15% over the performance period. The net margin was calculated by reference to the Company's net operating profits excluding share-based payment expenses and currency retranslation costs. The minimum total net margin requirement was achieved over the performance period but the minimum threshold for growth in gross revenues, of 10% on a compound annual basis, was not achieved primarily as a result of the significant downturn in consumer demand experienced in the fourth quarter of 2008. In view of the significant economic recession in the latter part of 2008, the Remuneration Committee determined that a better measure of revenue growth achieved would be to compare the first half of 2008 to the first half of 2005. On this basis, the Committee used its discretion to determine that approximately 72.3% of the contingent share awards granted on 10 March 2006 under the PSP should vest on 10 March 2009. None of these contingent share awards are held by directors of the Company. This will result in the vesting, on 10 March 2009, of a total of 16,934 ordinary shares in the Company which were equivalent in value, at the date of grant, to 18.075% of 2006 basic salaries. All of the shares are already held in the employee share trust.

B. ExSOP awards

The Wolfson Microelectronics Group Executive Shared Ownership plan ("ExSOP") was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006.

In 2006 and in 2007, part of the long term incentive schemes for directors and senior management comprised awards under the ExSOP. On 20 March 2006 and on 7 February 2007, executive directors (other than DA Shrigley: see pages 48 and 49 for details) and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. The registered shareholder of the shares is RBC cees Trustee Limited, formerly called Abacus Corporate Trustee Limited, (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). Under an ExSOP award, a participant benefits from any growth in value of the award shares above a fixed "carrying cost" of 5% per annum.

Under the terms of the ExSOP awards made in 2007, participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period financial years 2007-2009 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

Under the terms of the ExSOP awards made in 2006, participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2006 award relates to the real growth (i.e. growth above RPI) achieved over the three year period financial years 2006-2008 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 15% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

The performance conditions applicable to the ExSOP awards made in 2006 were not satisfied and therefore all of these awards shall lapse upon the announcement on 4 February 2009 of the Company's financial results for the 52 week period ended 28 December 2008.

In 2006 and in 2007, the following directors acquired a joint beneficial interest in shares under the ExSOP for a consideration of 1 pence per share, as shown below:

Director	Performance period ending 31 December	Award date	Market price at date of award*	As at 31 December 2007 (number)	Contingent award (number)	Lapsed (number)	As at 28 December 2008 or date of cessation (number)	Vesting date
AD Milne**	2008	20.03.06	£4.4275	34,664	-	(34,664)	-	**
JM Urwin***	2008	20.03.06	£4.4275	23,421	-	(23,421)	-	***
	2009	07.02.07	£3.15	34,539	-	(34,539)	-	***
M Cubitt	2009	07.02.07	£3.15	40,707	-	-	40,707	February 2010

* The initial market value of each jointly owned share (determined under the terms of the joint ownership agreement) was £4.2584 for those awarded on 20.03.06 and £3.04 for those awarded on 07.02.07.

** AD Milne retired as an executive director effective 8 November 2007 and the Company agreed with AD Milne that, in respect of the ExSOP awards made in 2006, that such awards would be time-apportioned so that the performance conditions and number of ExSOP shares vesting would be calculated up to 8 November 2007. Based on the financial results for the 52 week period ended 30 December 2007, the Company determined the extent to which performance conditions had been met as if 8 November 2007 were the end of the performance period. This resulted in the lapsing of 34,664 ExSOP awards on 4 February 2008 upon the announcement of the financial results for the period ended 30 December 2007. AD Milne was appointed as a non-executive director of the Company effective 9 November 2007.

*** JM Urwin resigned as a director of the Company effective 4 March 2008. RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust) ("the No. 2 Trust") exercised its call option under the relevant joint ownership agreements to transfer JM Urwin's joint beneficial ownership in these shares to the No. 2 Trust such that the No. 2 Trust became the sole beneficial owner of those shares. A consideration of £579.60 was paid by the No. 2 Trust to JM Urwin, being the repayment of the initial consideration which had originally been paid by JM Urwin at the time of the awards.

J. Michael Hickey

JM Hickey was appointed as an executive director of the Company with effect from 8 September 2008 and was Chief Executive Officer Designate until 1 January 2009 whereupon he became the Chief Executive Officer. JM Hickey's biography is set out on page 20. This appointment was made following a recruitment process conducted by the Nomination Committee which involved a worldwide search focussing on potential candidates with extensive relevant industry experience. The Board specified that the new Chief Executive Officer should be an experienced microelectronics executive, with a background in the customer segments, technologies and regions of import to the Company, and who could provide the leadership and vision to direct the Company into the next phase of its development.

The Committee gave careful consideration to the terms of JM Hickey's remuneration package bearing in mind the need to recruit a high calibre individual to this role and market practice. The Committee considered that each element of his package described below was appropriate given the exceptional circumstances of the recruitment and subsequent retention of a new Chief Executive Officer. The selection of a Chief Executive Officer and his incentivisation is critical to the Company's development and to delivery of shareholder value.

In addition to JM Hickey's basic salary and the normal benefits in kind (car allowance, private family healthcare cover and life cover), the following benefits, incentives and awards have been agreed or made to him. The basic salary is the only pensionable portion of his remuneration package. The tables on pages 40 and 41 summarise the emoluments for JM Hickey in 2008.

(1) Joining bonus

A joining bonus of £85,000 was paid to JM Hickey in September 2008.

(2) Share award upon joining

An award of 71,729 ordinary shares in the Company was granted to JM Hickey on 25 September 2008 as part of his remuneration upon his appointment to the Board. No amounts were payable by JM Hickey in respect of this award which was satisfied by shares from one of the employees share trusts and those shares had previously been purchased in the market by the employees share trust. This share award vested on 26 September 2008 when the market price of the Company's shares was 108.5 pence per share.

The items described in paragraphs (1) and (2) above were awarded in lieu of JM Hickey participating in the annual bonus scheme in 2008.

(3) Deferred share award

A deferred award of 421,940 ordinary shares in the Company was made in 2008. Details are set out in the table below and in the schedule to this report on page 50:

Director	**Vesting period ending**	**Award date**	**Market price at date of award**	**As at 31 December 2007 (number)**	**Deferred shares awarded (number)**	**Lapsed (number)**	As at 28 December 2008 (number)	**Vesting date**
JM Hickey	8 September 2011	25.09.08	£1.17	-	421,940	-	421,940	100% on 8 Sept 2011

(4) Cash bonus

From 1 January 2009, JM Hickey is eligible to participate in the cash bonus scheme for executive directors and senior management. On target performance will result in a cash bonus of 100% of JM Hickey's basic annual salary. The cash bonus for JM Hickey will be capped at 200% of basic annual salary. See page 35 for the 2009 policy for the cash bonus scheme. The targets will be determined by the Committee each year and will be suitably stretching and demanding.

(5) Pension

JM Hickey is eligible to join the Company's Group Personal Pension Plan (defined contribution) in accordance with the rules of that plan. JM Hickey joined that Pension Plan in 2008, following the date of his appointment as a director of the Company and as Chief Executive Officer Designate.

(6) Benefits in kind

The Company pays for JM Hickey's travel costs between Edinburgh and his main place of residence in Winchester, England. The Company will also pay for JM Hickey's spouse to travel a number of round trips between Edinburgh and the place of residence in England. JM Hickey is also eligible, during a three year period from the date of his appointment, for a relocation allowance to move his main residence to the immediate vicinity of Edinburgh.

David Shrigley

As explained and reported in the Directors' Remuneration Reports contained within the Annual Reports and Accounts 2006 and 2007, in addition to DA Shrigley's basic salary and the normal benefits in kind, the following benefits, incentives and awards have been made to him. The basic salary is the only pensionable portion of his remuneration package. The tables on pages 40 and 41 summarise the emoluments for DA Shrigley in 2008.

(1) Deferred share award

A deferred award of 181,159 shares in the Company was made in 2006 upon DA Shrigley's appointment as a director of the Company. Details are set out below:

Director	Award date	Market price at date of award	As at 31 December 2007 (number)	Vested shares (number)	Lapsed (number)	As at 28 December 2008 (number)	Vesting date
DA Shrigley	19.12.06	£2.77	181,159	(90,580)	-	90,579	50% on 6 Feb 2008 and 50% on 31 Dec 2008

As detailed in the Schedule to the Directors' Remuneration Report included in the Annual Report and Accounts 2006, DA Shrigley's award was a deferred share award under which the Company would, for no consideration, to the extent the award vests, transfer or procure the transfer of the relevant number of award shares to, or to the order of, DA Shrigley. The award will be satisfied by using shares purchased on the market, not new issue or treasury shares.

On 6 February 2008, 50% of the shares subject to the award vested when the market price of the Company's shares was 153.75 pence per share.

During 2008, the Committee varied, with the consent of DA Shrigley, the original agreement so that the remaining 50% of the shares subject to the award would vest if, throughout the period commencing on 17 December 2006 and ending 31 December 2008, DA Shrigley remained continuously employed within the Group. Therefore the 90,579 shares remaining from this deferred share award vested on 31 December 2008. Due to the provisions of the Model Code issued by the UK Listing Authority, the transfer of those shares to the beneficial ownership of DA Shrigley will not take place until after the announcement of the 2008 financial results of the Group, from 4 February 2009.

(2) Share options

Share options were granted to DA Shrigley in 2006 and in 2007. The details of these awards are on pages 48 and 49.

(3) Cash bonus

In the financial year commencing 1 January 2007, on target performance would have resulted in a cash bonus of 50% of DA Shrigley's basic annual salary. The overall cash bonus payment was capped at one times salary. The actual cash bonus payment for 2007 was approximately 43% of basic annual salary. For on target performance in subsequent financial years, DA Shrigley is eligible to earn a cash bonus of 100% of his basic annual salary. The overall cash bonus payment is capped at two times salary. The targets are determined by the Committee each year and are suitably stretching and demanding. Page 46 contains details of cash bonus in respect of financial year 2008.

(4) Benefits in kind

The Company contributes towards DA Shrigley's housing costs. DA Shrigley also receives a travel allowance which includes a number of return trips between the US and UK for DA Shrigley's spouse.

(5) Professional advice

The Company agreed to reimburse DA Shrigley's reasonable expenses in obtaining (a) legal and tax advice from his professional advisers in relation to finalising his employment terms in 2006; and (b) ongoing tax advice regarding the completion of tax returns relating to his employment in the UK.

The Board announced on 8 September 2008 that that DA Shrigley had decided to step down as Chief Executive Officer at the end of 2008 for personal family reasons and return to live full-time in the US. The Board also announced on that date that JM Hickey had been appointed as Chief Executive Officer Designate and a director of the Company and would take over as Chief Executive Officer from 1 January 2009. DA Shrigley stepped down as Chief Executive Officer and resigned as a director of the Company on 31 December 2008. In the period from 8 September 2008, DA Shrigley ensured a smooth handover to JM Hickey and was committed to the management of the Company in that period and he cooperated fully with the Committee during this process. In view of this, as well as both existing contracts in place and practice, the Remuneration Committee considered the leaving arrangements for DA Shrigley and these were approved by the Committee in the 52 week period ended 28 December 2008 and the details are as follows:

(a) DA Shrigley was entitled to a notice period of one year under his service contract at the time he left the Company. DA Shrigley shall receive a payment in lieu of his 12 month notice period equal to one year's base salary which shall be paid in equal monthly instalments in arrears. This payment is subject to DA Shrigley complying with the post termination restrictions set out in his service agreement with the Company dated 15 December 2006 but that the restraint period of six months, as set out in that service agreement, is extended to 12 months.

(b) A payment in lieu of any accrued but untaken leave as at 31 December 2008 is payable to DA Shrigley by the Company in January 2009.

(c) The Committee agreed that DA Shrigley shall be entitled to receive target cash bonus payments, in respect of financial years 2008 and 2009, of £112,500 and of £250,000 respectively.

It is agreed that each of the payments detailed at paragraphs (a) to (c) above shall be payable to DA Shrigley in US dollars at an exchange rate of 1.75 US dollars to one Pound Sterling.

- The Committee agreed that the contingent share awards under the PSP which were granted to DA Shrigley in 2007 and in 2008, as shown in the table on page 42, should vest in full on 31 December 2008. Due to the provisions of the Model Code issued by the UK Listing Authority, the transfer of those shares to the beneficial ownership of DA Shrigley will not take place until after the announcement of the 2008 financial results of the Group, from 4 February 2009.
- The share options which were granted to DA Shrigley in 2006 and 2007 (as shown in the table on page 48) lapsed, in accordance with the relevant rules of the share option schemes, on 31 December 2008.
- DA Shrigley shall be entitled to medical insurance cover in the United States for a period of 18 months from 31 December 2008.
- In accordance with the service agreement between Mr Shrigley and the Company, the Company has agreed to arrange and pay for the expenses incurred for his relocation to the US.
- The Company shall reimburse DA Shrigley's reasonable expenses in obtaining tax advice from his professional adviser for the completion of UK tax returns relating to his employment with the Company.
- As noted in paragraph (4) on page 45, the Company contributes towards DA Shrigley's housing costs in the UK and therefore shall pay the outstanding property lease rental and utilities costs under the terms of the UK residential property lease agreement until 31 July 2009.
- All other allowances, bonuses and benefits ceased on DA Shrigley leaving the Company on 31 December 2008.

As the date of resignation of DA Shrigley occurred after 28 December 2008 (the end of the 52 week financial period), none of the payments noted in paragraphs (a) to (c) above were paid to DA Shrigley on or before 28 December 2008 but have been included in the directors' emoluments tables on pages 40 and 41 as the Company has a contractual liability for all of these amounts as at 28 December 2008. The total amounts are recognised in the financial statements of the Company for the 52 week period ended 28 December 2008 and disclosed within exceptional charges (refer to note 3 of the financial statements on page 65).

Directors' emoluments – other information

Future emoluments waiver

There is no arrangement under which a director has agreed to waive future emoluments.

Amounts paid to former director

JM Urwin resigned as a director on 4 March 2008. In accordance with his service agreement with the Company, payments were made to JM Urwin in respect of his contractual notice period and these are shown in the table of directors' emoluments on, pages 40 and 41.

Benefits in kind

Benefits consist primarily of a car, private family healthcare cover and life assurance for each of the executive directors. In addition, DA Shrigley and JM Hickey receive other benefits in kind as described on pages 45 and 44 respectively.

Share options

Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the period are given on pages 48 and 49.

Other long term incentive arrangement

In view of the changes to the composition of the executive directors of the Company which occurred during 2008 and in order to ensure an element of continuity in the executive management of the Company, the non-executive directors considered it to be important to enhance, in these exceptional circumstances, the long term incentive arrangements for M Cubitt. Therefore in 2008, the Committee and the Board approved the establishment of a deferred cash bonus award agreement between the Company and M Cubitt. Under the terms of this agreement, and subject to M Cubitt being employed by the Company at that time, M Cubitt will receive a cash bonus on 11 September 2011. The cash bonus award will be equivalent to two times M Cubitt's annual basic salary at the date of payment of the bonus. This bonus is non-pensionable and is not factored into the calculation or basis of any other cash bonus scheme nor in the calculation of share award entitlements which may be based only on a factor of the amount of basic annual salary. As the entitlement to this cash bonus is conditional upon M Cubitt still being employed by the Company on 11 September 2011, a proportion of this bonus is not included in the directors' emoluments table on pages 40 and 41 in respect of the 52 week period ended 28 December 2008 although an appropriate amount is being accrued in the financial statements on a time-appointed basis. The terms of this cash bonus award agreement are such that if, before 11 September 2011, M Cubitt's employment with the Company ceases due to death, injury, disability or ill-health resulting in incapacity then the bonus shall be paid in full. If, before 11 September 2011, M Cubitt gives notice of termination for whatever reason, or his employment is terminated for reasons of gross misconduct or due to a statutory prohibition then the bonus award agreement shall lapse and no amount of this cash bonus will be payable. If the Company terminates M Cubitt's employment for performance reasons (other than gross misconduct) before 11 September 2011 then M Cubitt will be entitled to a time-apportioned amount of this cash bonus. If there is a change of control of the Company (other than in circumstances of an internal re-organisation) then this bonus award will be payable in full at the time of the change of control taking legal effect.

Pensions

Details of the entitlements of those who served as directors during the 52 week period ended 28 December 2008 are as follows (note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually denominated in sterling):

In US dollars:

	Accrued benefit at 28 December 2008 $000	**Increase in accrued benefits excluding inflation $000**	**Increase in accrued benefits including inflation $000**	**Transfer value of accrued benefits at 30 December 2007 $000**	Transfer value of accrued benefits at 28 December 2008 $000	**Increase in transfer value less director's contributions (and excluding effect of change in US dollar / sterling exchange rate) $000**	**Decline in transfer value attributed to change in US dollar / sterling exchange rate during 2008 $000**
JM Urwin*	41	2	6	667	536	42	(173)

*JM Urwin resigned as a director effective 4 March 2008 and he remained employed by the Company until 31 August 2008. JM Urwin therefore left the defined benefit pension scheme on 31 August 2008. The "accrued benefit at 28 December 2008" for this member allows for the cessation of pensionable service at 31 August 2008.

In sterling:

	Accrued benefit at 28 December 2008 £000	**Increase in accrued benefits excluding inflation £000**	**Increase in accrued benefits including inflation £000**	**Transfer value of accrued benefits at 30 December 2007 £000**	Transfer value of accrued benefits at 28 December 2008 £000	**Increase in transfer value less director's contributions £000**
JM Urwin*	28	1	3	335	363	23

*JM Urwin resigned as a director effective 4 March 2008 and he remained employed by the Company until 31 August 2008. JM Urwin therefore left the defined benefit pension scheme on 31 August 2008. The "accrued benefit at 28 December 2008" for this member allows for the cessation of pensionable service at 31 August 2008.

Pensions (continued)

As reported in the Directors' Remuneration Reports within the Annual Report and Accounts 2006 and 2007, AD Milne became a deferred member of the defined benefit pension scheme on 5 April 2006.

M Cubitt is a member of the Company's Group Personal Pension Plan and, in 2008, JM Hickey joined that Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary. The Company contributed the following amounts to the Group Personal Pension Plan in relation to these two executive directors:

	Amount of Company contributions to Group Personal Pension Plan 2008		**Amount of Company contributions to Group Personal Pension Plan 2007**	
	$000	£000	**$000**	**£000**
M Cubitt	20	11	20	10
JM Hickey	4	3	-	-

Details of pension policy are provided on page 37.

Share options

Details of share options of those executive directors who served during the year are set out in this table. None of the non-executive directors have share options. No amounts were payable for the award of the share options.

	At 31.12.07 or date of appointment	**Exercised during year**	**Lapsed during year**	**Granted during year**	At 28.12.08 or on cessation of appointment	**Exercise price**	**Date from which Exercisable**	**Expiry date**
DA Shrigley	176,678	-	(58,304)	-	118,374	£2.83	(2)	18.12.16
	54,833	-	-	-	54,833	£3.0775	(3)	06.02.17
JM Urwin(4)	(1)64,181	-	(64,181)	-	-	£2.045	31.01.07	30.07.14
	(1)66,378	-	(66,378)	-	-	£1.7325	04.02.08	10.03.15
M Cubitt	-	-	-	-	-	-	-	-
JM Hickey(5)	-	-	-	-	-	-	-	-

(1) For 2004 and 2005 option grants, the proportion exercisable was dependent on the growth rate of the Group's normalised earnings per share ("EPS") over the relevant three year performance period. For the grants made on 30.07.04, the performance period was financial years 2004-2006 inclusive with the base year being 2003. For the grants made on 10.03.05, the performance period was the financial years 2005-2007 inclusive with the base year being 2004. 100% of the options were exercisable if the annual compound growth rate of EPS in the relevant 3 year performance period equalled or exceeded the Retail Price Index ("RPI") + 15% per annum. There was a sliding scale for lower performance and no options were exercisable if the EPS growth rate is below RPI + 5% per annum, was zero or negative.

The performance conditions applicable to the options granted on 30.07.04, at an exercise price of £2.045, and the performance conditions applicable to the options granted on 10.03.05, at an exercise price of £1.7325, were satisfied in full and the options became exercisable from 31.01.07 and from 04.02.08 respectively.

In accordance with the relevant share scheme rules, the 64,181 options granted to JM Urwin on 30.07.04 and the 66,378 options granted to JM Urwin on 10.03.05 lapsed when he left the Company on 31 August 2008.

(2) The share options granted to DA Shrigley during 2006 were granted under the 2003 Wolfson Microelectronics Executive Share Scheme Parts A and B. The rules of those schemes permit grants (in the year up to the date of grant) of options with a market value of up to 1.5 times basic salary although grants above that limit can be made in exceptional circumstances. The Committee considered that exceptional circumstances applied which justified exceeding this limit and these circumstances were explained in the Directors' Remuneration Reports for 2006 and for 2007.

These share options would vest on a sliding scale if and to the extent that the performance condition below is satisfied and DA Shrigley is still employed by the Company at the time. If and to the extent that the performance condition is then met, 33% of the award ("2007 Potential Award") would vest on the date of publication of the Company's audited annual report and accounts for financial year 2007 and 67% of the award ("2008 Potential Award") on the date of publication of the audited annual report and accounts for the financial year 2008. The performance condition relates to real growth (i.e. growth above RPI) achieved in the adjusted earnings per share of the Company over the relevant financial year ("Growth"). Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. In 2007, Growth was measured by reference to 2006 as the base year. For Growth of 15%, 100% of the 2007 Potential Award would vest; for Growth of 5%, 25% of the 2007 Potential Award would vest; for Growth between these percentages, the proportion of the 2007 Potential Award which vests would be determined by straight line interpolation between these thresholds. None of the 2007 Potential Award would vest for Growth below 5%. In 2008, Growth is measured by reference to the base year 2007. The same sliding scale of vesting applies to the 2008 Potential Award.

The performance conditions applicable to the period ended 30 December 2007, in respect of 33% of these options were not satisfied and therefore 58,304 of these options lapsed on 4 February 2008, upon the announcement of the audited financial results for the period ended 30 December 2007. The remaining 67% of these options (118,374) lapsed on 31 December 2008 upon DA Shrigley's resignation as a director of the Company.

(3) The option granted to DA Shrigley on 6 February 2007, in respect of 54,833 shares, was granted under the 2003 Wolfson Microelectronics Executive Share Scheme Part B. As at the date of grant, this was equivalent in value to 75% of DA Shrigley's basic annual salary and these share options were granted, as part of the long term incentive scheme arrangements for 2007 in place of an award under the ExSOP. If and to the extent that the performance condition below is satisfied and DA Shrigley is still employed by the Company at the time, the option shares will vest on a sliding scale as set out below. The performance condition is the same as the performance condition for the ExSOPs awarded to the other executive directors and senior management on 7 February 2007, as described on page 43.

These share options lapsed on 31 December 2008 upon DA Shrigley's resignation as a director of the Company.

(4) JM Urwin resigned as a director on 4 March 2008.

(5) JM Hickey was appointed as a director on 8 September 2008.

During the 52 week period ended 28 December 2008, no directors exercised share options. The aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during the 52 week period ended 28 December 2008 amounted to $nil (2007: £0.7 million, approximately $1.4 million). The highest and lowest market prices of the Company's shares during the 52 week period ended 28 December 2008 were 207 pence and 64 pence respectively. The market price at the period end was 80.5 pence.

This report was approved by the Board and is signed on its behalf by:

BM Rose
Remuneration Committee Chairman

4 February 2009

Schedule to Directors' Remuneration Report

Introduction

In order to facilitate the recruitment and subsequent retention of J. Michael Hickey, the Company's new Chief Executive Officer, the Company entered into a deferred share award agreement on 25 September 2008 under which Mr. Hickey was provided with a contingent share award in respect of 421,940 ordinary shares in the capital of the Company.

The Remuneration Committee considers that the recruitment and subsequent retention of a new Chief Executive Officer constitutes unusual and exceptional circumstances. The selection of a Chief Executive Officer and his incentivisation is critical to the development of the Company and to delivery of shareholder value.

Set out below is a summary of Mr. Hickey's deferred share award agreement. Only Mr Hickey participates in this arrangement. No part of the award is pensionable.

Form of award

Mr Hickey's award is a contingent share award under which the Company will, for no consideration, to the extent the award vests, transfer or procure the transfer of the relevant number of award shares to, or to the order of, Mr. Hickey. The award will be satisfied by using shares purchased on the market, not new issue or treasury shares.

Vesting of award

Under the agreement 100% of the shares subject to the award will vest if, throughout the period commencing 8 September 2008 and ending on 8 September 2011, Mr. Hickey has remained continuously employed within the Group and has not, prior to that date, given or received notice of termination of his contract of employment.

If Mr. Hickey's employment within the Group ceases due to death, injury, disability or ill-health resulting in incapacity then the award will vest in full. If Mr. Hickey's employment is terminated for any other reason (but not cause) then a pro-rated number of award shares shall vest. The pro-rating is based on the time which the period from the award date to the leaving date bears to the period which Mr. Hickey would have needed to be employed before the award vests in full. If Mr. Hickey gives notice of termination, or his employment is terminated for cause, the award, to the extent unvested, will lapse.

Change of control

In the event of a change of control of the Company (other than in circumstances of an internal re-organisation) the award shall vest in full.

Adjustments

The Remuneration Committee may adjust the number of shares subject to the award in the event the Company's share capital is altered by way of capitalisation or rights issue, sub-division, consolidation or reduction or if there is any other variation of share capital.

Amendments

The Company and Mr. Hickey must both agree to any amendments to the award agreement.

Statement of Directors' Responsibilities

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985 (as amended). They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

To the best of the knowledge of the directors:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and
- the Business Review and Operating and Financial Review together include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Independent Auditors' Report to the members of Wolfson Microelectronics plc

We have audited the group and parent company financial statements (the "financial statements") of Wolfson Microelectronics plc for the 52 week period ended 28 December 2008 which comprise the consolidated Income Statement, the group and parent company Balance Sheets, the group and parent company Cash Flow Statements, the group and parent company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 51.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review and the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 28 December 2008 and of its profit for the 52 week period then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 28 December 2008;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

4 February 2009

Consolidated Income Statement

For the period ended 28 December 2008

	Notes	52 weeks ended 28 December 2008 Before exceptional charges $000	 Exceptional charges (Note 3) $000	 Total $000	52 weeks ended 30 December 2007 $000
Revenue	2	198,199	-	198,199	231,601
Cost of sales		(97,402)	(3,500)	(100,902)	(109,985)
Gross profit		100,797	(3,500)	97,297	121,616
Distribution and selling costs		(25,174)	(743)	(25,917)	(24,700)
Research and development expenses		(46,014)	(127)	(46,141)	(44,409)
Administrative expenses		(14,917)	(1,980)	(16,897)	(15,621)
Operating profit	2, 4	14,692	(6,350)	8,342	36,886
Financial income	6	4,210	-	4,210	5,721
Financial expenses	6	(1,922)	-	(1,922)	(1,786)
Net financing income		2,288	-	2,288	3,935
Profit before tax		16,980	(6,350)	10,630	40,821
Income tax expense	7	(4,659)	1,695	(2,964)	(11,293)
Profit for the period attributable to equity holders of the parent		12,321	(4,655)	7,666	29,528
Basic earnings per share (cents)	8			6.52	25.08
Diluted earnings per share (cents)	8			6.50	24.78

Statements of Recognised Income and Expense

For the period ended 28 December 2008

	Group 52 weeks ended 28 December 2008 $000	 52 weeks ended 30 December 2007 $000	Company 52 weeks ended 28 December 2008 $000	 52 weeks ended 30 December 2007 $000
Actuarial (loss) / gain on defined benefit obligations	(344)	4,474	(344)	4,474
Deferred tax on net defined benefit obligations recognised in equity	96	(1,698)	96	(1,698)
Foreign currency translation differences for foreign operations	(5)	33	-	-
Effective portion of changes in fair value of cash flow hedges	(1,051)	-	(1,051)	-
Net (expense) / income recognised directly in equity	(1,304)	2,809	(1,299)	2,776
Profit for the period	7,666	29,528	13,518	32,011
Total recognised income and expense for the period	6,362	32,337	12,219	34,787

The notes on pages 56 to 99 are an integral part of these financial statements.

Balance Sheets

As at 28 December 2008

	Notes	Group As at 28 December 2008 $000	Group As at 30 December 2007 $000 (Restated)	Company As at 28 December 2008 $000	Company As at 30 December 2007 $000
ASSETS					
Property, plant and equipment	10	34,401	37,289	34,057	37,016
Intangible assets	11	40,651	45,515	3,243	3,884
Investments in subsidiaries	12	-	-	43,633	43,090
Deferred tax assets	13	-	-	-	142
Total non-current assets		75,052	82,804	80,933	84,132
Inventories	14	18,989	25,548	18,989	25,548
Trade and other receivables	15	21,222	34,496	22,354	34,340
Short-term deposits	16	79,607	73,422	79,607	73,422
Cash and cash equivalents	16	12,586	16,183	10,318	13,812
Total current assets		132,404	149,649	131,268	147,122
Total assets		207,456	232,453	212,201	231,254
EQUITY					
Issued capital	17	192	198	192	198
Share premium account	17	58,801	58,774	58,801	58,774
Capital redemption reserve	17	503	497	503	497
Hedging reserve	17	(1,051)	-	(1,051)	-
Retained earnings	17	117,885	114,399	124,676	115,517
Total equity attributable to equity holders of the parent		176,330	173,868	183,121	174,986
LIABILITIES					
Employee benefits	18	1,347	3,918	1,347	3,918
Deferred tax liabilities	13	5,345	5,595	1,048	-
Other payables	19	6,244	5,398	6,244	5,398
Total non-current liabilities		12,936	14,911	8,639	9,316
Income tax payable	7	896	3,631	991	3,818
Trade and other payables, including derivatives	19	17,294	40,043	19,450	43,134
Total current liabilities		18,190	43,674	20,441	46,952
Total liabilities		31,126	58,585	29,080	56,268
Total equity and liabilities		207,456	232,453	212,201	231,254

These financial statements were approved by the Board of Directors on 4 February 2009 and were signed on its behalf by:

JM Hickey
Director

M Cubitt
Director

The notes on pages 56 to 99 are an integral part of these financial statements.

Statements of Cash Flows

For the period ended 28 December 2008

	Notes	Group 52 weeks ended 28 December 2008 $000	Group 52 weeks ended 30 December 2007 $000	Company 52 weeks ended 28 December 2008 $000	Company 52 weeks ended 30 December 2007 $000
Cash flows from operating activities					
Profit for the period		7,666	29,528	13,518	32,011
Adjustments for:					
Depreciation	10	7,552	6,289	7,414	6,202
Amortisation of intangible assets	11	6,827	4,308	2 060	2,049
Foreign exchange (gains) / losses		(1,281)	230	(1,319)	235
Financial income		(4,210)	(5,721)	(4,158)	(5,687)
Financial expenses		1,922	1,786	1,921	1,786
Equity-settled share-based payment expense		3,671	6,671	3,496	6,541
Income tax expense		2,964	11,293	4,373	11,884
		25,111	54,384	27,305	55,021
Decrease / (increase) in inventories		6,559	(3,212)	6,559	(3,212)
Decrease / (increase) in trade and other receivables		12,917	(8,338)	11,629	(9,053)
(Decrease) / increase in trade and other payables		(19,222)	19,953	(20,157)	20,509
Decrease in employee benefits		(2,562)	(2,433)	(2,562)	(2,433)
Cash generated from the operations		22,803	60,354	22,774	60,832
Income taxes paid		(6,794)	(7,830)	(6,771)	(7,760)
Net cash inflow from operating activities		16,009	52,524	16,003	53,072
Cash flows from investing activities					
Interest received		3,484	4,618	3,431	4,584
Acquisition of property, plant and equipment and intangible assets		(6,310)	(13,126)	(6,280)	(13,126)
Acquisition of subsidiaries, net of cash acquired		-	(27,875)	-	-
Investment in subsidiaries		-	-	-	(30,609)
Deferred consideration paid for acquisition of subsidiaries in prior period		(3,633)	-	(3,633)	-
Amounts placed on short-term deposits		(50,016)	(49,478)	(50,016)	(49,478)
Amounts withdrawn from short-term deposits		43,831	28,404	43,831	28,404
Net cash outflow from investing activities		(12,644)	(57,457)	(12,667)	(60,225)
Cash flows from financing activities					
Proceeds from the issue of share capital		27	2,485	27	2,485
Purchase of own shares held under trust		-	(28,086)	-	(28,086)
Purchase and cancellation of own shares		(6,661)	-	(6,661)	-
Interest paid		(94)	(42)	(93)	(42)
Net cash outflow from financing activities		(6,728)	(25,643)	(6,727)	(25,643)
Net decrease in cash and cash equivalents		(3,363)	(30,576)	(3,391)	(32,796)
Cash and cash equivalents at start of period		16,183	47,077	13,812	46,932
Effect of exchange rate fluctuations on cash held		(234)	(318)	(103)	(324)
Cash and cash equivalents at end of period	16	12,586	16,183	10,318	13,812
Cash and cash equivalents at end of period	16	12,586	16,183	10,318	13,812
Short-term deposits at end of period	16	79,607	73,422	79,607	73,422
Total cash and short-term deposits at end of period		92,193	89,605	89,925	87,234

The notes on pages 56 to 99 are an integral part of these financial statements.

Notes to the financial statements

1. Significant accounting policies

Wolfson Microelectronics plc (the "Company") is a company domiciled and incorporated in Scotland. The consolidated financial statements for the fifty-two weeks ended 28 December 2008 comprise those of the Company and its subsidiaries (together referred to as the "Group"). The comparative period is the fifty-two weeks ended 30 December 2007.

The parent company financial statements present information about the Company as a separate entity and not about its group.

The financial statements were authorised for issue by the directors on 4 February 2009.

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own income statement and related notes.

(b) Basis of preparation

The financial statements are prepared on the historical cost basis and are presented in United States Dollars ("US dollars"), the Company's functional currency, rounded to the nearest thousand.

The preparation of financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of adopted IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 25.

As permitted by IAS 1: *Presentation of Financial Statements*, the Group has disclosed additional information in respect of exceptional charges on the face of the income statement in order to aid understanding of the Group's financial performance. An item is treated as exceptional if it is considered that by virtue of its nature, scale or incidence and of such significance that separate disclosure is required for the financial statements to be properly understood.

Restatement of comparatives

During 2008, the provisional fair values of deferred tax and income tax balances (which were recognised on the aquisition in 2007 of Sonaptic Limited) were finalised, resulting in a reduction in goodwill of $523,000 and a corresponding increase in deferred tax assets ($396,000) and income taxes receivable ($127,000) (note 9).

The accounting policies set out below, unless otherwise stated, have been applied consistently to all periods presented in these financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights on exercisable shares are taken into account. Subsidiaries are included in the consolidated financial statements from the date on which control commences to the date that control ceases. All business combinations are accounted for by applying the purchase method. All subsidiaries have 28 December as their financial year end.

(ii) Transactions eliminated on consolidation

Intragroup transactions, balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iii) Investments in subsidiaries

Investments by the Company in subsidiaries are carried at cost less any impairment.

(d) Foreign currency

(i) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand.

(ii) Foreign currency transactions and balances

Transactions in currencies, other than US dollars, are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities at the balance sheet date are translated to US dollars at the foreign exchange rate ruling at that date. Exchange differences arising on translation are recognised in the income statement except for differences arising on qualifying cash flow hedges which are recognised directly in equity (see accounting policy (g)). Non-monetary assets and liabilities that are measured in terms of historical cost in a currency other than US dollars are translated using the exchange rate at the date of the transaction.

(iii) Financial statements of foreign operations

The assets and liabilities of operations out with the UK are translated to US dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation of opening net assets or liabilities are recognised directly in equity.

(e) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

Cost includes the expenditure that is directly attributable to the acquisition of the items.

Where parts of an item of property, plant and equipment have different estimated useful lives, they are accounted for and depreciated as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. A finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses (see accounting policy (l)). Finance leased assets are depreciated over the shorter of the lease periods and the estimated useful lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are accounted for as described in accounting policy (s) (ii).

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

Freehold property	25 years
Plant and equipment	1 to 5 years
Computer hardware	1 to 3 years
Furniture and fittings	10 years
Motor vehicles	4 years

The residual values and estimated useful lives, of items of property, plant and equipment, are reviewed annually and are adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(f) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries and it represents the excess of the fair value of the consideration paid on acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in the income statement.

In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion. The fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and therefore whether any further consideration will be payable.

Goodwill is not amortised but is measured at cost less accumulated impairment losses (see accounting policy (l)).

(ii) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the product. The Group believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets. Other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(iv) Other intangible assets

Other intangible assets are stated at cost or, for items acquired in business combinations, at fair value as of initial recognition date or business combination date net of amortisation and any provision for impairment. The directors are primarily responsible for determining the fair value of intangible assets acquired as part of a business combination although independent valuations are obtained for such intangible assets.

Amortisation is provided at rates so as to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful economic life from the date that it was available for use. The principal economic lives used for this purpose are:

In-process research and development	5 years
Developed technology	5 years
Existing agreements and customer relationships	2 to 3.5 years
Intellectual property rights	10 years

The estimated residual values are adjusted, if appropriate, at each balance sheet date.

(g) Derivative financial instruments

The Group holds derivative financial instruments to hedge some of its foreign currency exposures. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases, the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(h) Trade and other receivables

Trade and other receivables are stated at their fair value and subsequently at amortised cost using an effective interest rate less impairment losses (see accounting policy (l)). A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows, discounted if material. The amount of the provision is recognised in the income statement.

(i) Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and selling expenses.

The cost of inventories is based on the first-in first-out method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes raw materials, other direct costs and related overheads based on normal operating capacity.

(j) Short-term deposits

Short-term deposits comprise cash deposits held with highly credit rated financial institutions with original maturities of more than three months and up to one year.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits held with banks.

(l) Impairment

The carrying amounts of the Group's assets, other than financial assets, inventories (see accounting policy (i)) and deferred tax assets (see accounting policy (t)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy (l)(i)).

Assets, including goodwill, that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or its cash-generating unit (CGU) exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss in respect of goodwill is not reversed.

(m) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when they are due.

(ii) Defined benefit plan

The Group's and the Company's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of the Group's and the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group and the Company, the recognised asset is limited to the total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group and to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing income / (expense) in the income statement and actuarial gains and losses in the statement of recognised income and expense.

The Group recognises immediately all actuarial gains and losses arising from defined benefit plans directly in equity.

(iii) Share-based payment transactions – Group and Company

Share options

The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002

No expense is recognised in respect of these options. When the share options are exercised, the proceeds received are allocated between share capital and share premium. The disclosures required by IFRS 2 have been given for these options.

Share options granted after 7 November 2002 and vested after 1 January 2005

IFRS 2 "*Share-based payments*" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

Performance shares

The grant date fair value of contingent shares awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

ExSOPs

The grant date fair value of ExSOPs awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The fair value of the ExSOPs awarded is measured using a valuation model, taking into account the terms and conditions upon which the ExSOPs were granted.

Contingent shares

The grant date fair value of contingent shares awarded to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing. This expense is recognised as an employee expense. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(p) Employee share trusts

The Company has established two employee share trusts: "The Wolfson Microelectronics No.1 Employee Share Trust" and "The Wolfson Microelectronics No.2 Employee Share Trust" which are separately administered trusts that are funded by loans from the Company. The assets of these trusts comprise shares in the Company and cash balances. The Company recognises the assets and liabilities of these trusts in its own accounts and shares held by the trusts are recorded at cost as a deduction in arriving at shareholders' funds.

(q) Trade and other payables

Trade and other payables are stated at amortised cost using an effective interest rate.

(r) Revenue

Revenue comprises the sale of goods, income for design services supplied and royalty income earned during the period and excludes sales taxes.

(i) Product revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Where the Group sells to its distributors, revenue from the sale of products is recognised where there are no further obligations on the Group and when the associated economic benefits are due to the Group and the turnover can be measured reliably.

(ii) Design services

Design income on specific contracts is recognised in profit or loss in proportion to the stage of completion taking into account the expected costs and time to complete. The stage of completion is assessed by reference to the project milestones achieved. Where revenue exceeds payments on account, an amount recoverable under contracts is established and included within receivables. Where payments on account exceed revenue, a payment received on account is established and included within payables.

(iii) Royalty income

Royalty income represents revenue earned under joint product development agreements and software licence agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Group.

(s) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, expected return on defined benefit plan assets and the interest on the defined plan obligations.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(t) Income tax

Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax relief on the exercise of share options is allocated between the income statement and equity in accordance with IAS 12.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. This includes deferred tax on share based payments which were granted prior to 7 November 2002 and which have not been exercised. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset within the same taxation authority and where the Group intends to either settle them on a net basis or to realise the asset and settle the liability simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(u) Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of potentially dilutive ordinary shares, which comprise share options granted to employees.

(v) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments.

(w) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the 52 week period ended 28 December 2008, and have not been applied in preparing these financial statements. Those which may have a significant effect on the financial statements are:

- IFRS 8 *Operating Segments,* which becomes mandatory for the Group's 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. The impact of this new standard, on the disclosure within the Group's financial statements, is currently being assessed.
- Revised IAS 23 *Borrowing Costs* will become mandatory for the 2009 financial statements of the Group and of the Company and this revised standard removes the option to expense borrowing costs and requires that an entity capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of the asset. It is not expected to have any impact on the financial statements of the Group and of the Company.
- Revised IAS 1 *Presentation of Financial Statements (2007)* introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1 has not yet been endorsed for use in the EU. This may be mandatory for the Group's 2009 consolidated financial statements and have a significant impact on the presentation of the consolidated financial statements.
- Revised IFRS 3 *Business Combinations (2008)* incorporates the following changes that may be relevant to the Group's operations:
  - Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.
  - Transaction costs, other than share and debt issue costs, will be expensed as incurred.
  - Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction by transaction basis.

  Revised IFRS 3, which becomes mandatory for the Group's 2010 consolidated financial statements, will be applied prospectively and there will be no impact on prior periods in the Group's 2010 consolidated financial statements.
- Amended IAS 27 *Consolidated and Separate Financial Statements (2008)* requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with a gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.
- Amendment to IFRS 2 *Share-based Payment – Vesting Conditions and Cancellations* clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in the grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group's and the Company's 2009 financial statements, with retrospective application. The impact of this amendment to IFRS 2, on the financial statements of the Group and of the Company, is currently being assessed.
- IFRIC 14 / IAS 19 – *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 is not yet endorsed for use in the European Union and has not been adopted early by the Group or the Company.

(x) Determination of fair values

Some of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes to the financial statements which are specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values at date of acquisition.

(ii) Intangible assets

The fair value of developed technology acquired as a result of a business combination is based on the discounted royalty payments that have been avoided as a result of the developed technology being owned. For in-process research and development acquired as a result of a business combination, the fair value is estimated based on the income method taking into account the cash flows post technological feasibility. The fair values of licence agreements and of customer relationships acquired as a result of a business combination are estimated based on the risk adjusted present value of the marginal cash flows derived from the agreements and relationships respectively.

(iii) Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

(iv) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. No disclosure of the fair value of trade and other receivables is required when the carrying amount is a reasonable approximation of fair value.

(v) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal cash flows, discounted at the market rate of interest at the reporting date.

(vi) Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, weighted average expected life of the instruments, expected volatility and the risk free rate (based on government bonds). Service and non-market performance conditions attached to the share-based payment transactions are not taken into account in determining fair value.

The fair value of contingent shares is the market value of the Company's shares on the date of the award.

2. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

Business segments

The Group comprises the following main business segments as at 28 December 2008:

- consumer audio products
- digital imaging applications
- portable applications

2. Segment reporting (continued)

	Notes	Consumer		Imaging		Portable		Corporate expenses (unallocated)		Group	
		2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000
Segment revenue		31,814	39,736	18,356	19,418	148,029	172,447	-	-	198,199	231,601
Segment result before exceptional charges		6,568	9,466	6,987	10,441	50,644	75,034	-	-	64,199	94,941
Exceptional charges		(297)	-	-	-	(3,203)	-	(2,850)	-	(6,350)	-
Segment result after exceptional charges		6,271	9,466	6,987	10,441	47,441	75,034	(2,850)	-	57,849	94,941
Unallocated expenses		-	-	-	-	-	-	(49,507)*	(58,055)*	(49,507)	(58,055)
Operating profit										8,342	36,886
Net financing income	6									2,288	3,935
Profit before tax										10,630	40,821
Income tax expense	7									(2,964)	(11,293)
Profit for the period										7,666	29,528

* Certain corporate expenses are allocated to reflect the utilisation of resources by each business segment and the balance of these expenses remains as unallocated.

	Notes	Consumer		Imaging		Portable		Unallocated		Group	
		2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000 (Restated)	2008 $000	2007 $000 (Restated)	2008 $000	2007 $000 (Restated)
Assets		-	-	-	-	39,616	44,093	167,840	188,360	207,456	232,453
Liabilities		-	-	-	-	-	-	(31,126)	(58,585)	(31,126)	(58,585)
Expenditure incurred on segment non-current assets	10,11	-	-	-	-	-	46,415	6,070	14,463	6,070	60,878

Other than the net assets acquired on the acquisition of subsidiaries in 2007 (note 9), assets and liabilities are not specifically allocated to business segments as the total assets and liabilities of the Group are utilised, managed and reported centrally across all business segments. Consequently it is not possible to provide a meaningful allocation of assets and liabilities for each business segment as this cannot be done on a reasonable basis.

All segments are continuing operations.

2. Segment reporting (continued)

Geographical segments

The business segments are managed from the United Kingdom. The Group's sales offices are located in China, Japan, Korea, Singapore, Taiwan and the United States of America. Research and development facilities are located in the United Kingdom and subcontracted manufacturing operations are located in South East Asia and in Europe.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

		Japan		Asia Pacific		Americas		Europe & rest of world		Unallocated		Group	
	Notes	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000
Revenue from external customers		32,693	29,326	133,915	168,090	7,919	12,030	23,672	22,155	-	-	198,199	231,601

		Japan		Asia Pacific		Americas		Europe & rest of world		Unallocated		Group	
	Notes	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000 (Restated)	2008 $000	2007 $000 (Restated)
Assets		-	-	-	-	-	-	-	-	207,456	232,453	207,456	232,453
Expenditure incurred on segment non-current assets	10,11	-	-	-	-	-	-	-	-	6,070	60,878	6,070	60,878

Analysis of revenue:

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Revenues from:		
Products sold	196,572	229,934
Design services and royalty income	1,627	1,667
	198,199	231,601

3. Exceptional charges

During the 52 week period ended 28 December 2008, a programme was undertaken to review the non-R&D cost base of the Company. Restructuring costs of $2.85 million were recognised in the period ($2.1 million after related corporation tax credit) and disclosed as an exceptional charge in the consolidated income statement. The figure of $2.85 million includes the one off costs associated with the change in Chief Executive Officer (refer to page 46 of the Directors' Remuneration Report), of which $0.5 million relates to share-based payments expense arising from the early vesting of share-based awards which does not have an associated cash outflow.

In addition, and as a consequence of the dramatic and rapid downturn in the global economy in the latter part of the financial year and the resulting negative effect on consumer demand, in the final quarter the Company identified an increased number of product lines with excess inventory. Inventory is identified by the Company as excess where inventory levels are greater than the current and forecast customer demand over the next 12 months. Given the current very limited visibility of forecast customer orders for particular products, primarily as a result of the rapid slowdown in customer demand particularly during the final quarter, an exceptional write down of $3.5 million in the carrying amount of inventory has been recognised in the period. Total inventory write downs covering the full financial year amounted to $5.4 million which compares with an aggregate amount of $1.6 million recognised in the previous financial year. As a consequence of the unprecedented nature and rapidity of this reduction in forecast demand for these products, the directors consider that this additional inventory write down is exceptional in nature and, due to its significance, should be separately disclosed as such on the face of the income statement.

Analysis of exceptional charges:

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Restructuring costs:		
Distribution and selling costs	(743)	-
Research and development expenses	(127)	-
Administrative expenses	(1,980)	-
	(2,850)	-
Exceptional write down of inventories:		
Cost of sales	(3,500)	-
Total exceptional charges recognised in the period	(6,350)	-

4. Operating expenses

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Operating profit is stated after charging / (crediting):		
Depreciation (note 10)	7,552	6,289
Amortisation of intangible assets (note 11)	6,827	4,308
Write down of inventories :		
– before exceptional charge	1,934	1,611
– exceptional charge (note 3)	3,500	-
Allowance for doubtful trade receivables	150	-
Loss on disposal of property, plant and equipment and intangible assets	-	7
(Gain) / loss on foreign exchange transactions and translation	(1,281)	230

4. Operating expenses (continued)

Audit and non-audit fee disclosure

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Audit of these financial statements (Group and Company)	148	161
Amounts receivable by auditors and their associates in respect of:		
Audit of financial statements of subsidiaries pursuant to legislation	13	25
Other services provided to overseas branches of the Company	113	65
Other services relating to taxation	124	182
All other services	67	474

Included in the total non-audit fees for "all other services" is $nil (2007: $228,000) for financial and tax due diligence services in respect of the acquisitions of subsidiaries.

5. Personnel expenses

	Group		Company	
	52 weeks ended 28 December 2008 No.	52 weeks ended 30 December 2007 No.	52 weeks ended 28 December 2008 No.	52 weeks ended 30 December 2007 No.
Average number of employees, including executive directors, by activity:				
Design and development	202	185	202	183
Selling and distribution	127	133	113	120
Administration	37	37	37	37
	366	355	352	340

	Group		Company	
	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Wages and salaries	34,361	31,133	31,623	29,557
Social security costs	3,326	3,643	3,138	3,530
Contributions to defined contribution pension plans	1,039	933	999	905
Defined benefit pension costs (note 18)	577	931	577	931
Equity-settled share-based payment transactions (note 18)	3,671	6,671	3,496	6,541
	42,974	43,311	39,833	41,464

Information regarding the directors' remuneration, shareholdings, share options, other share-based payments and pension arrangements is contained in the Directors' Remuneration Report on pages 34 to 50.

6. Net financing income

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Bank interest receivable	3,062	4,615
Other interest receivable	-	117
Expected return on defined benefit pension plan assets (note 18)	1,148	989
Financial income	4,210	5,721
Other interest payable	(93)	(65)
Notional interest arising on discounted payables	(573)	(418)
Interest on defined benefit pension obligation (note 18)	(1,256)	(1,303)
Financial expenses	(1,922)	(1,786)
Net financing income	2,288	3,935

7. Income tax expense

Current tax

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset. The Group has a current tax liability of $896,000 at 28 December 2008 (2007 Restated: $3,631,000) and the Company has a current tax liability of $991,000 at 28 December 2008 (2007: $3,818,000).

Recognised in the income statement

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Current tax expense		
Current year	4,208	13,213
Adjustments for prior years	(142)	(588)
Overseas taxes	23	51
	4,089	12,676
Deferred tax expense		
Origination and reversal of temporary differences	(1,380)	(1,205)
Reduction in tax rate	-	(146)
Adjustments for prior years	255	(32)
	(1,125)	(1,383)
Total income tax expense in income statement	2,964	11,293

7. Income tax expense (continued)

Current and deferred tax recognised directly in equity

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Relating to equity-settled transactions – current tax	(23)	(1,228)
Relating to equity-settled transactions – deferred tax (note 13)	960	2,226
Relating to net pension liability (note 13)	(96)	1,368
Decrease in equity	841	2,366

Reconciliation of effective tax rate

	52 weeks ended 28 December 2008 %	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 %	52 weeks ended 30 December 2007 $000
Profit before tax		10,630		40,821
Income tax using the UK corporation tax rate	28.5%	3,030	30.0%	12,246
Effect of tax rates in foreign jurisdictions (rate increased)	0.2%	23	0.1%	51
Non-deductible expenses	4.1%	431	1.0%	416
Tax incentives not recognised in the income statement	(18.1%)	(1,922)	(5.0%)	(2,043)
Tax expense on share options	7.6%	806	3.4%	1,389
Reduction in deferred tax rate	-	-	(0.3%)	(146)
Adjustments relating to prior years	1.1%	113	(1.5%)	(620)
Tax losses not recognised	4.5%	483	-	-
	27.9%	2,964	27.7%	11,293

8. Earnings per share

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Profit for the period attributable to equity shareholders (basic and diluted)	7,666	29,528
Exceptional charges after tax*	4,655	-
Amortisation of acquired intangible assets*	3,620	1,680
Adjusted profit for the period attributable to equity shareholders (basic and diluted)	15,941	31,208
	cents	cents
Basic earnings per share	6.52	25.08
Diluted earnings per share	6.50	24.78
Adjusted basic earnings per share	13.56	26.51
Adjusted diluted earnings per share	13.51	26.19

*after the tax impact of this charge

8. Earnings per share (continued)

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	52 weeks ended 28 December 2008 No. of shares	52 weeks ended 30 December 2007 No. of shares
Issued ordinary shares at start of period	118,276,980	117,082,873
Effect of shares issued during the period from exercise of employee share options	33,608	613,546
Effect of shares cancelled during the period following purchase by Company of own shares	(791,389)	-
Effect of shares issued as part of consideration for acquisition of subsidiary	-	31,606
Weighted average number of ordinary shares at end of period – for basic earnings per share	117,519,199	117,728,025
Effect of share options in issue	465,704	1,451,284
Weighted average number of ordinary shares at end of period – for diluted earnings per share	117,984,903	119,179,309

Basic earnings per share

The calculation of basic earnings per share for the 52 week period ended 28 December 2008 was based on the profit attributable to equity shareholders of $7,666,000 (2007: $29,528,000) and a weighted average number of ordinary shares during the 52 week period ended 28 December 2008 of 117,519,199 (2007: 117,728,025), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the 52 week period ended 28 December 2008 was based on the profit attributable to equity shareholders of $7,666,000 (2007: $29,528,000) and a weighted average number of ordinary shares during the 52 week period ended 28 December 2008 of 117,984,903 (2007: 119,179,309), calculated as shown above.

The average market value of the Company's shares for the purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Adjusted basic earnings per share

The calculation of adjusted diluted earnings per share for the 52 week period ended 28 December 2008 was based on the profit attributable to equity shareholders, before both the exceptional charges and amortisation of acquired intangible assets (net of tax effect), of $15,941,000 (2007: $31,208,000) and a weighted average number of ordinary shares during the 52 week period ended 28 December 2008 of 117,519,199 (2007: 117,728,025), calculated as shown above.

Adjusted diluted earnings per share

The calculation of adjusted diluted earnings per share for the 52 week period ended 28 December 2008 was based on the profit attributable to equity shareholders, before both the exceptional charges and the amortisation of acquired intangible assets (net of tax effect), of $15,941,000 (2007: $31,208,000) and a weighted average number of ordinary shares during the 52 week period ended 28 December 2008 of 117,984,903 (2007: 119,179,309), calculated as shown above.

9. Acquisitions of subsidiaries in prior period

There were no acquisitions during the 52 week period ended 28 December 2008.

During the prior 52 week period, ended 30 December 2007, there were two acquisitions.

Oligon Limited

On 10 January 2007, the Group acquired all of the ordinary shares in Oligon Limited for a consideration of up to £2.9 million (approximately $5.7 million), payable in cash and loan notes. The consideration comprised an initial payment of £1.4 million (approximately $2.8 million) paid on 10 January 2007, the assumption of net liabilities of Oligon of £0.15 million (approximately $0.3 million), with the remainder of up to £1.3 million (approximately $2.5 million) being deferred subject to the achievement of certain milestones. The deferred consideration was discounted to a present value of $1.8 million as at the date of acquisition. The principal activity of Oligon Limited was the development of microelectronic mechanical technology for microphone products.

9. Acquisitions of subsidiaries in prior period (continued)

This acquisition had the following effect on the Group's assets and liabilities on the acquisition date in 2007:

	Pre-acquisition carrying amounts $000	Fair value adjustments $000	Recognised values on acquisition $000
Property, plant and equipment	5	(2)	3
Intangible assets	-	2,340	2,340
Trade and other receivables	13	(2)	11
Cash and cash equivalents	57	-	57
Loans and borrowings	(97)	-	(97)
Deferred tax liabilities	-	(693)	(693)
Trade and other payables	(255)	2	(253)
Net identifiable assets and liabilities	(277)	1,645	1,368
Goodwill on acquisition (note 11)			3,648
Consideration			5,016
Consideration satisfied by:			
Cash consideration paid			2,870
Contingent cash consideration			1,813
Expenses			333
			5,016

The residual excess over the net assets acquired is recognised as goodwill in the consolidated financial statements

The intangible assets acquired as part of the acquisition of Oligon can be analysed as follows:

	$000
Customer relationships (note 11)	440
In-process research and development (note 11)	1,900
	2,340

9. **Acquisitions of subsidiaries in prior period** (continued)

Sonaptic Limited

On 23 July 2007, the Group acquired the entire issued share capital of Sonaptic Limited, for a total consideration of up to $40.8 million of which $24.8 million was paid upfront, including the fair value of shares issued as part consideration, and the balance of the consideration was deferred subject to the achievement of certain milestones. Approximately 70% of the deferred consideration relates to financial targets, while the remaining milestones reflect more qualitative business factors.

At 30 December 2007, the accounting for the Sonaptic acquisition was determined on a provisional basis. At 28 December 2008, final adjustments to these provisional fair values were recognised as a result of completing work on the fair values of assets and liabilities acquired. These adjustments were recognised as if they had occurred at the date of acquisition.

This acquisition had the following effect on the Group's assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts $000	Fair value adjustments $000	Recognised final values on acquisition $000
Property, plant and equipment	293	-	293
Intangible assets	-	21,676	21,676
Trade and other receivables	928	-	928
Cash and cash equivalents	2,774	-	2,774
Deferred tax liabilities	-	(6,416)	(6,416)
Deferred tax assets*	-	396	396
Income tax receivable*	-	127	127
Trade and other payables	(795)	-	(795)
Net identifiable assets and liabilities	3,200	15,783	18,983
Goodwill on acquisition (note 11)			18,751
Consideration			37,734
Consideration satisfied by:			
Cash consideration paid			24,332
Fair value of shares issued			468
Excess cash transferred to escrow			2,250
Contingent cash consideration			9,860
Expenses			824
			37,734

* During 2008, the provisional fair values of deferred tax and income tax balances were finalised, resulting in an increase in net assets of $523,000 and a corresponding reduction in goodwill. The comparative figures in the Group balance sheet have correspondingly been restated (note 1(b)).

The intangible assets acquired as part of the acquisition of Sonaptic can be analysed as follows:

	$000
Developed technology (note 11)	16,294
Licence agreements (note 11)	5,382
	21,676

10. Property, plant and equipment

Group	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2007	18,852	25,183	3,338	1,974	127	49,474
Additions	30	9,872	1,636	312	-	11,850
Acquisitions (note 9)	-	-	138	158	-	296
Disposals	-	(3,988)	(1,460)	(5)	-	(5,453)
At 30 December 2007	18,882	31,067	3,652	2,439	127	56,167
At 31 December 2007	18,882	31,067	3,652	2,439	127	56,167
Additions	-	2,691	1,659	241	59	4,650
Disposals	-	-	-		(22)	(22)
Transfer	-	(158)	158	-	-	-
Effect of movement in exchange rates	-	-	119	107	(11)	215
At 28 December 2008	18,882	33,600	5,588	2,787	153	61,010
Depreciation						
At 1 January 2007	1,031	13,265	2,959	712	68	18,035
Charge for the period	377	5,338	340	202	32	6,289
Disposals	-	(3,986)	(1,460)	-	-	(5,446)
At 30 December 2007	1,408	14,617	1,839	914	100	18,878
At 31 December 2007	1,408	14,617	1,839	914	100	18,878
Charge for the period	377	6,057	839	254	25	7,552
Disposals	-	-	-	-	(22)	(22)
Transfer	-	(149)	149	-	-	-
Effect of movement in exchange rates	-	-	98	103	-	201
At 28 December 2008	1,785	20,525	2,925	1,271	103	26,609
Net book value						
At 1 January 2007	17,821	11,918	379	1,262	59	31,439
At 30 December 2007	17,474	16,450	1,813	1,525	27	37,289
At 31 December 2007	17,474	16,450	1,813	1,525	27	37,289
At 28 December 2008	17,097	13,075	2,663	1,516	50	34,401

10. Property, plant and equipment (continued)

Company	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2007	18,852	25,057	3,336	1,969	127	49,341
Additions	30	9,872	1,639	312	-	11,853
Disposals	-	(3,962)	(1,458)	(5)	-	(5,425)
At 30 December 2007	18,882	30,967	3,517	2,276	127	55,769
At 31 December 2007	18,882	30,967	3,517	2,276	127	55,769
Additions	-	2,691	1,649	202	59	4,601
Disposals	-	(158)	(29)	(135)	(81)	(403)
At 28 December 2008	18,882	33,500	5,137	2,343	105	59,967
Depreciation						
At 1 January 2007	1,031	13,203	2,957	710	68	17,969
Charge for the period	377	5,305	307	181	32	6,202
Disposals	-	(3,960)	(1,458)	-	-	(5,418)
At 30 December 2007	1,408	14,548	1,806	891	100	18,753
At 31 December 2007	1,408	14,548	1,806	891	100	18,753
Charge for the period	377	6,031	776	205	25	7,414
Disposals	-	(148)	(34)	(46)	(29)	(257)
At 28 December 2008	1,785	20,431	2,548	1,050	96	25,910
Net book value						
At 1 January 2007	17,821	11,854	379	1,259	59	31,372
At 30 December 2007	17,474	16,419	1,711	1,385	27	37,016
At 31 December 2007	17,474	16,419	1,711	1,385	27	37,016
At 28 December 2008	17,097	13,069	2,589	1,293	9	34,057

11 Intangible assets

Group	Goodwill (Restated) $000	In-process research & development $000	Developed technology $000	Licence agreements $000	Customer relationships $000	Computer software $000	Total (Restated) $000
Cost							
At 1 January 2007	-	-	-	-	-	4,540	4,540
Additions	-	-	-	-	-	2,317	2,317
Acquisitions (note 9)	22,922	1,900	16,294	5,382	440	-	46,938
Acquisition (restated on completion of review of provisional fair values) (note 9)	(523)	-	-	-	-	-	(523)
Disposals	-	-	-	-	-	(1,796)	(1,796)
At 30 December 2007	22,399	1,900	16,294	5,382	440	5,061	51,476
At 31 December 2007	22,399	1,900	16,294	5,382	440	5,061	51,476
Additions	-	-	-	-	-	1,420	1,420
Revision to deferred consideration	543	-	-	-	-	-	543
At 28 December 2008	22,942	1,900	16,294	5,382	440	6,481	53,439
Amortisation							
At 1 January 2007	-	-	-	-	-	3,449	3,449
Amortisation for the period	-	-	1,428	674	220	1,986	4,308
Disposals	-	-	-	-	-	(1,796)	(1,796)
At 30 December 2007	-	-	1,428	674	220	3,639	5,961
At 31 December 2007	-	-	1,428	674	220	3,639	5,961
Amortisation for the period	-	-	3,260	1,540	220	1,807	6,827
At 28 December 2008	-	-	4,688	2,214	440	5,446	12,788
Net book value							
At 1 January 2007	-	-	-	-	-	1,091	1,091
At 30 December 2007	22,399	1,900	14,866	4,708	220	1,422	45,515
At 31 December 2007	22,399	1,900	14,866	4,708	220	1,422	45,515
At 28 December 2008	22,942	1,900	11,606	3,168	-	1,035	40,651

Amortisation charge

The amortisation charge is recognised in the following line items in the consolidated income statement:

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Distribution and selling costs	-	2
Research and development expenses	6,215	3,554
Administrative expenses	612	752
	6,827	4,308

11. Intangible assets (continued)

Impairment testing for cash-generating units containing goodwill

The Group reviews goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

For the purposes of this annual review, the directors reviewed the balance of goodwill, in respect of the acquisitions in 2007 of Oligon Limited and Sonaptic Limited (note 9), for impairment in accordance with IAS36 "*Impairment of Assets*". No impairment charge was considered necessary as a result of this annual impairment review.

For the purpose of impairment testing, goodwill is allocated to the Group's business segment which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The carrying amounts of goodwill by cash generating unit ('CGU') of $22,942,000 all relate to the Portable business segment and can be analysed as:

Analysis of goodwill:

	Portable business segment	
	As at 28 December 2008 $000	As at 30 December 2007 (Restated) $000
Goodwill relating to Oligon	3,909	3,648
Goodwill relating to Sonaptic	19,033	18,751
	22,942	22,399

The recoverable amount of a segment is based on value-in-use calculations.

These calculations cover five years of projected pre-tax cash flows, which incorporate the approved business plan and current market data regarding the relevant technologies. Management determined the financial projections based on its expectations of market developments and likely end customer demand over the five year period. The forecast revenues which are included in the projected cash flows are management's current estimates and are based on identified specific opportunities for the developed products containing the acquired technologies. Industry market data, regarding the projected demand for the end product applications containing the relevant technologies, has also been used by management to assess the forecast revenues.

The operating margins included in the projected cash flows reflect the commercial markets in which the products will be sold and have been assessed over the five year period in view of product lifecycles and market demand characteristics.

Cash flows beyond the five year period are extrapolated using a terminal growth rate, for estimation purposes, of 3% per annum (2007: 3% per annum).

The discount rate applied to the cash flow projections were 25% (2007: in the range 20% to 30%) and are pre-tax and reflect the CGU's estimated weighted average cost of capital. The discount rate incorporates a risk premium, the Company's capital structure and the Company's beta factor.

Other potential opportunities, for the use of the technologies relating to the acquired business have not been factored into the projected pre-tax cash flows for the purpose of this impairment testing. This is as a consequence of these opportunities involving aspects of the technologies being integrated into other products and therefore the relevant cash flows are not separable.

11. Intangible assets (continued)

Impairment testing for cash-generating units containing goodwill (continued)

In addition, sensitivity analyses were conducted of the assumptions used in estimating the projected pre-tax cash flows. These analyses included the reduction of the projected cash flows by a half of the expected level and that did not cause the recoverable amount of the cash generating unit to fall below the carrying amount.

The Business Review on pages 4 to 12 contains details of the progress during the period with the development of the technologies associated with the acquired businesses.

The directors and senior management believe that, while cash flow projections are subject to inherent uncertainty, any reasonably possible changes to the key assumptions utilised in assessing recoverable amounts would not cause the carrying amounts to exceed the recoverable amounts of the cash generating units identified.

Contingent consideration

There are contingent cash consideration balances, which are payable in accordance with the terms of these acquisitions and are subject to the achievement of certain milestones, of $3.3 million and $6.2 million within current and non-current liabilities respectively as at 28 December 2008 (2007: $6.7 million and $5.4 million respectively). These contingent cash consideration liabilities have been assessed based on the probability of their payment as at 28 December 2008 and the amounts have been discounted to their present values. During 2008, the contingent cash consideration amounts were reviewed and reassessed and, as a result of which, the contingent cash consideration liabilities increased by a total of $543,000 with a corresponding increase to goodwill.

Company	Intellectual property rights $000	Computer software $000	Total $000
Cost			
At 1 January 2007	-	4,540	4,540
Additions	2,525	2,317	4,842
Disposals	-	(1,796)	(1,796)
At 30 December 2007	2,525	5,061	7,586
At 31 December 2007	2,525	5,061	7,586
Additions	-	1,420	1,420
Disposals	-	(5)	(5)
At 28 December 2008	2,525	6,476	9,001
Amortisation			
At 1 January 2007	-	3,449	3,449
Amortisation for the period	63	1,986	2,049
Disposals	-	(1,796)	(1,796)
At 30 December 2007	63	3,639	3,702
At 31 December 2007	63	3,639	3,702
Amortisation for the period	253	1,807	2,060
Disposals	-	(4)	(4)
At 28 December 2008	316	5,442	5,758
Net book value			
At 1 January 2007	-	1,091	1,091
At 30 December 2007	2,462	1,422	3,884
At 31 December 2007	2,462	1,422	3,884
At 28 December 2008	2,209	1,034	3,243

12. Investments in subsidiaries

Company	Total $000
Cost	
At 1 January 2007	-
Additions	43,090
At 30 December 2007	43,090
At 31 December 2007	43,090
Revision to consideration for cost of investment (note 11)	543
At 28 December 2008	43,633

Note 24 contains details of these subsidiaries. The cost of investments in subsidiaries as at 1 January 2007 was less than $1,000.

13. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net	
Group	2008 $000	2007 $000 (Restated)	2008 $000	2007 $000	2008 $000	2007 $000 (Restated)
Property, plant and equipment	-	-	2,253	2,682	2,253	2,682
Intangible assets	(400)	-	4,670	5,881	4,270	5,881
Employee benefits – pensions	(377)	(1,097)	-	-	(377)	(1,097)
Employee benefits – share-based payments	(351)	(1,165)	-	-	(351)	(1,165)
Other items	(720)	(706)	270	-	(450)	(706)
Tax (assets) / liabilities	(1,848)	(2,968)	7,193	8,563	5,345	5,595
Set off of tax	1,848	2,563	(1,848)	(2,563)	-	-
Net deferred tax (assets) / liabilities	-	(405)	5,345	6,000	5,345	5,595

13. Deferred tax assets and liabilities (continued)

Recognised deferred tax assets and liabilities (continued)

Company	Assets 2008 $000	Assets 2007 $000	Liabilities 2008 $000	Liabilities 2007 $000	Net 2008 $000	Net 2007 $000
Property, plant and equipment	-	-	2,245	2,613	2,245	2,613
Intangible assets	(400)	(194)	-	-	(400)	(194)
Employee benefits – pensions	(377)	(1,097)	-	-	(377)	(1,097)
Employee benefits – share-based payments	(340)	(1,163)	-	-	(340)	(1,163)
Other items	(324)	(301)	244	-	(80)	(301)
Tax (assets) / liabilities	(1,441)	(2,755)	2,489	2,613	1,048	(142)
Set off of tax	1,441	2,613	(1,441)	(2,613)	-	-
Net deferred tax (assets) / liabilities	-	(142)	1,048	-	1,048	(142)

Movement in temporary differences during the period

Group	Balance at 1 January 2007 $000	Recognised in income $000	Recognised in equity $000	From business combinations (note 9) $000 (Restated)	Balance at 30 December 2007 $000 (Restated)
Property, plant and equipment	2,702	(65)	-	45	2,682
Intangible assets	(75)	(768)	-	6,724	5,881
Employee benefits – pensions	(3,077)	612	1,368	-	(1,097)
Employee benefits – share-based payments	(2,865)	(526)	2,226	-	(1,165)
Other items	(15)	(635)	-	(56)	(706)
	(3,330)	(1,382)	3,594	6,713	5,595

	Balance at 31 December 2007 $000 (Restated)	Recognised in income $000	Recognised in equity $000	From business combinations $000	Balance at 28 December 2008 $000
Property, plant and equipment	**2,682**	(429)	-	-	2,253
Intangible assets	**5,881**	(1,611)	-	-	4,270
Employee benefits – pensions	**(1,097)**	816	(96)	-	(377)
Employee benefits – share-based payments	**(1,165)**	(146)	960	-	(351)
Other items	**(706)**	256	-	-	(450)
	5,595	(1,114)	864	-	5,345

13. **Deferred tax assets and liabilities** (continued)

Movement in temporary differences during the period (continued)

Company	Balance at 1 January 2007 $000	Recognised in income $000	Recognised in equity $000	Balance at 30 December 2007 $000
Property, plant and equipment	2,702	(89)	-	2,613
Intangible assets	(75)	(119)	-	(194)
Employee benefits – pensions	(3,077)	612	1,368	(1,097)
Employee benefits – share-based payments	(2,844)	(526)	2,207	(1,163)
Other items	(15)	(286)	-	(301)
	(3,309)	(408)	3,575	(142)

	Balance at 31 December 2007 $000	Recognised in income $000	Recognised in equity $000	Balance at 28 December 2008 $000
Property, plant and equipment	**2,613**	(368)	-	2,245
Intangible assets	**(194)**	(206)	-	(400)
Employee benefits – pensions	**(1,097)**	816	(96)	(377)
Employee benefits – share-based payments	**(1,163)**	(146)	969	(340)
Other items	**(301)**	221	-	(80)
	(142)	317	873	1,048

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2008 $000	2007 $000	2008 $000	2007 $000
Tax losses	2,040	1,430	140	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group and the Company can utilise the benefits thereon.

14. Inventories

	Group and Company	
	2008 $000	2007 $000
Raw materials and consumables	8,402	8,260
Work in progress	2,897	5,397
Finished goods	7,690	11,891
	18,989	25,548

In the 52 week period ended 28 December 2008 raw materials and consumables and changes in finished goods and work in progress recognised as cost of sales amounted to $95,383,000 (2007: $105,751,000).

15. Trade and other receivables

	Group		Company	
	2008 $000	2007 $000	2008 $000	2007 $000
Trade receivables	17,985	28,499	17,844	28,499
Amounts due from subsidiaries	-	-	1,812	348
Other receivables	1,294	2,605	1,253	2,585
Prepayments and accrued income	1,943	3,392	1,445	2,908
	21,222	34,496	22,354	34,340

The Group and Company's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 20.

16. Cash and cash equivalents and short-term deposits

	Group		Company	
	2008 $000	2007 $000	2008 $000	2007 $000
Bank balances	10,457	4,532	10,141	2,161
Bank deposits	2,129	11,651	177	11,651
Cash and cash equivalents	12,586	16,183	10,318	13,812
Short-term deposits	79,607	73,422	79,607	73,422

The Group and Company's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 20.

17. Capital and reserves

Share capital and share premium

	As at 28 December 2008 No. of shares	As at 30 December 2007 No. of shares
In issue at start of period	118,276,980	117,082,873
Issued for cash on exercise of employee share options	53,000	1,121,553
Issued as part of consideration for acquisition of subsidiary	-	72,554
Cancelled on purchase by Company of own shares	(3,209,000)	-
In issue at end of period – fully paid	115,120,980	118,276,980

At 28 December 2008, the authorised share capital comprised 135,000,000 ordinary shares (2007: 135,000,000) which have a nominal value of 0.1 pence per share. All issued shares are fully paid.

The holders of ordinary shares are entitled to one vote per share at meetings of the Company and are entitled to receive dividends as recommended by the directors. The holders of ordinary shares also have an unlimited right to share in the surplus remaining on a winding up after all creditors are satisfied.

During the 52 week period ended 28 December 2008, 53,000 ordinary shares of 0.1 pence, which had an aggregate nominal value of £53 ($100), were issued for a total consideration of £14,000, ($27,000).

The Company purchased 3,209,000 of its own ordinary shares of 0.1 pence each in the 52 week period ended 28 December 2008 (2007: nil) for a total consideration, including expenses, of $6,661,000. These shares had an aggregate nominal value of £3,209 ($6,000). All of these shares were immediately cancelled.

During the 52 week period ended 28 December 2008 the Company's employee share trusts, acquired none (2007: 5,038,858 shares) of the Company's shares for a consideration of $nil (2007: $28,086,000). There were 5,378,301 of the Company's ordinary shares held by the Company's employee share trusts as at 28 December 2008 (as at 30 December 2007: 5,582,226 ordinary shares).

Options

The Company's directors, senior management and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 31 December 2007	Exercised	Granted	Lapsed	At 28 December 2008
First scheme	25,000	-	-	-	25,000
Second scheme	525,100	-	-	-	525,100
EMI scheme	296,000	(53,000)	-	-	243,000
2003 Executive Share Scheme – A	140,275	-	-	(44,207)	96,068
2003 Executive Share Scheme – B	691,498	-	-	(217,135)	474,363
2003 All Employee Share Scheme – A	1,915,543	-	83,200	(315,088)	1,683,655
2003 All Employee Share Scheme – B	2,436,207	-	15,000	(570,814)	1,880,393
	6,029,623	(53,000)	98,200	(1,147,244)	4,927,579

17. Capital and reserves (continued)

Reconciliation of movement in capital and reserves

Group	Share capital $000	Share premium $000	Capital redemption reserve $000	Hedging reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2007	196	55,823	497	-	104,475	160,991
Total recognised income and expense	-	-	-	-	32,337	32,337
Equity settled transactions, including deferred tax effect	-	-	-	-	4,445	4,445
Current tax on equity settled transactions	-	-	-	-	1,228	1,228
Share options exercised by employees	2	2,483	-	-	-	2,485
Shares issued as part of consideration for acquisition of subsidiary	-	468	-	-	-	468
Company shares acquired by trusts	-	-	-	-	(28,086)	(28,086)
Balance at 30 December 2007	198	58,774	497	-	114,399	173,868
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Total recognised income and expense	-	-	-	(1,051)	7,413	6,362
Equity settled transactions, including deferred tax effect	-	-	-	-	2,711	2,711
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase and cancellation by the Company of its own shares	(6)	-	6	-	(6,661)	(6,661)
Balance at 28 December 2008	192	58,801	503	(1,051)	117,885	176,330

The cumulative foreign currency translation differences for foreign operations in the Group was $(5,000) loss in the 52 week period ended 28 December 2008 (2007: $33,000 gain) and is included within the retained earnings reserve.

Company	Share capital $000	Share premium $000	Capital redemption reserve $000	Hedging reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2007	196	55,823	497	-	103,254	159,770
Total recognised income and expense	-	-	-	-	34,787	34,787
Equity settled transactions, including deferred tax effect	-	-	-	-	4,334	4,334
Current tax on equity settled transactions	-	-	-	-	1,228	1,228
Share options exercised by employees	2	2,483	-	-	-	2,485
Shares issued as part of consideration for investment in subsidiary	-	468	-	-	-	468
Company shares acquired by trusts	-	-	-	-	(28,086)	(28,086)
Balance at 30 December 2007	198	58,774	497	-	115,517	174,986
Balance at 31 December 2007	198	58,774	497	-	115,517	174,986
Total recognised income and expense	-	-	-	(1,051)	13,270	12,219
Equity settled transactions, including deferred tax effect	-	-	-	-	2,527	2,527
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase and cancellation by the Company of its own shares	(6)	-	6	-	(6,661)	(6,661)
Balance at 28 December 2008	192	58,801	503	(1,051)	124,676	183,121

17. Capital and reserves (continued)

Capital redemption reserve

The balance on this reserve as at 30 December 2007 represented an amount equal to the nominal value of deferred shares which were bought back by the Company out of profits during the year ended 31 December 2003. These deferred shares were then cancelled.

During 2008, as a result of the cancellation of those own shares which were purchased by the Company, an amount equal to the nominal value of those shares, totalling £3,209 ($6,000) has been transferred to this reserve.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions which have not yet occurred (note 20).

18. Employee benefits

Retirement benefits schemes

Group and Company	2008 $000	2007 $000
Present value of funded obligations	(14,382)	(22,533)
Fair value of plan assets	13,035	18,615
Recognised liability for defined benefit obligations (see below)	(1,347)	(3,918)

Liability for defined benefit obligations

The Group makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities.

Plan assets consist of the following:

	2008 $000	2007 $000
Equity securities	5,948	12,777
Government bonds	3,833	1,596
Corporate bonds	3,192	1,551
Cash	18	2,647
Other assets	44	44
	13,035	18,615

Movements in the liability for defined benefit obligations

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Liability for defined benefit obligations at start of period	22,533	24,291
Current service cost (see page 84)	577	931
Interest cost (see page 84)	1,256	1,303
Contributions by plan participants	216	275
Actuarial gains recognised in equity	(3,914)	(4,681)
Exchange differences	(6,286)	414
Liability for defined benefit obligations at end of period	14,382	22,533

18. Employee benefits (continued)

Movements in plan assets

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Fair value of plan assets at start of period	18,615	14,034
Contributions by the employer	3,140	3,364
Contributions by plan participants	216	275
Expected return on plan assets (see below)	1,148	989
Actuarial losses recognised in equity	(4,258)	(207)
Exchange differences	(5,826)	160
Fair value of plan assets at end of period	13,035	18,615

Expense recognised in the income statement

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Current service costs	577	931
Interest on obligation	1,256	1,303
Expected return on plan assets	(1,148)	(989)
	685	1,245
Exchange differences	(460)	(76)
	225	1,169

The expense is recognised in the following line items in the income statement:

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Distribution and selling costs	117	204
Research and development expenses	327	559
Administrative expenses	133	168
Total current service costs (note 5)	577	931
Exchange differences:		
Distribution and selling costs	(93)	-
Research and development expenses	(260)	-
Administrative expenses	(107)	(76)
	(460)	(76)
Financial income	(1,148)	(989)
Financial expense	1,256	1,303
Actual return on plan assets	(22.3)%	5.5%

18. Employee benefits (continued)

Actuarial gains and losses recognised directly in equity

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Cumulative amount of actuarial losses at beginning of period	5,074	9,548
Recognised loss / (gain) during the period	344	(4,474)
Cumulative amount of actuarial losses at end of period	5,418	5,074

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages) :

		2008	2007
Discount rate at 28 / 30 December		6.50%	5.85%
Expected return on plan assets at 1 January	– Equities	7.00%	7.00%
	– Bonds	4.75%	4.75%
	– Other	2.00%	5.00%
Future salary increases		4.00%	5.00%
Future pension increases		3.00%	3.21%
Inflation assumption		3.00%	3.21%
Mortality table		PXA92, Birth year, Medium Cohort	PXA92, Birth year, Medium Cohort

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected long term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Historical information

	As at 28 December 2008 $000	As at 30 December 2007 $000	As at 31 December 2006 $000	As at 31 December 2005 $000	As at 31 December 2004 $000
Present value of defined benefit obligation	(14,382)	(22,533)	(24,291)	(17,686)	(14,979)
Fair value of plan assets	13,035	18,615	14,034	10,436	7,049
Deficit in the plan	(1,347)	(3,918)	(10,257)	(7,250)	(7,930)

	2008 $000	2007 $000	2006 $000	2005 $000	2004 $000
Experience adjustments arising on plan liabilities	788	314	(394)	126	(533)
Experience adjustments arising on plan assets	(5,221)	(244)	400	1,483	259

The Group and Company expect to pay approximately $0.5 million in contributions and a deficit correction payment of $2 million to the defined benefit plan in 2009.

18. Employee benefits (continued)

Share-based payments

Share option plans

In previous years the Group has established a share option programme that entitles directors, senior management and other employees to purchase shares in the Company. Grants have been made of share options in the period from 1995 to June 2008. During the period from 31 December 2007 to 9 June 2008, share options were granted to specific employees. In accordance with these share option schemes, options are exercisable at the market price of the shares at the date of grant.

Additionally, there were 28 separate grants of share options to employees before 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions of IFRS 1 and IFRS 2.

The Wolfson Microelectronics 2006 Performance Share Plan

This long term incentive plan was approved by shareholders, at an Extraordinary General Meeting on 16 February 2006. The first grant of contingent shares was made on 10 March 2006 to executive directors and senior management as part of a long term incentive plan and further awards were made to senior management in September and October 2006. During 2007, a grant of contingent shares was made on 7 February 2007 to executive directors and senior management and a further award was made in August 2007 to senior management. During 2008, a grant of contingent shares was made on 30 April 2008 to executive directors and senior management. In addition, awards were made to specific other senior managers in September and December 2008. No consideration was paid for any of these awards. The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

For the awards made in 2008, a participant will derive the whole value of shares finally determined as vesting under the Plan. Performance is measured over the three financial years 2008 to 2010, with 2007 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding share based payment expenses and before the amortisation of intangible assets acquired from business combinations.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed minimum level of growth in revenues is attained. The growth in gross revenues will be calculated over the 3 year performance period on a compound basis.

Further details of this plan are contained on pages 35 and 42 of the Directors' Remuneration Report.

The Wolfson Microelectronics Group Executive Shared Ownership Plan (ExSOP)

On 20 March 2006, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. A further award to a new member of the senior management team was made in September 2006.

In 2007, executive directors and other members of the senior management team each acquired, on 7 February 2007, a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share.

The registered shareholder of the shares is RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period, financial years 2007 to 2009, in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts. The Remuneration Committee may make adjustments to the basic earnings per share as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial year in question and to ensure a consistent basis of comparison from year to year. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

The Wolfson Microelectronics 2008 Staff Performance Share Plan

In 2008 the Company established a staff share scheme, The Wolfson Microelectronics 2008 Staff Performance Share Plan, which allows the grant of contingent share awards to employees, the vesting of those shares being dependent on the individual remaining an employee of the Group throughout the specified period. Awards from this scheme can only be satisfied from shares held in the employee share trusts, which have been purchased in the market, rather than by new issue shares. In accordance with this share scheme, no amounts are payable by the employees in respect of the grant of these contingent share awards. The Company issued contingent share awards from this scheme to employees during 2008.

The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

For the awards made in 2008, the contingent share awards will vest on the date 3 years after the date of award subject to the award holder remaining an employee within the Group throughout that period unless the award holder leaves employment within the Group as a result of one of the specified circumstances defined in the rules of the Scheme.

18. Employee benefits (continued)

Share option plans

The terms and conditions of the share option grants which were outstanding at any time during the 52 week period ended 28 December 2008 are as follows, whereby all options are settled by the physical delivery of shares:

	Grant date	Employees entitled	Number of options	Vesting conditions	Contractual life of options
1	23 March 2001	employees	25,000	Three years of service	10 years
2	20 March 2002	directors, senior management and employees	5,000	Three years of service	7 years
3	20 March 2002	directors, senior management and employees	265,000	Three years of service	10 years
4	1 January 2003	directors and senior management	95,000	Three years of service and PBIT per share growth rate of 2005 profits relative to 2002 profits at least RPI+15% per annum. There is a sliding scale of options vesting for lower performance but growth rate of above RPI +5% per annum must be achieved	7 years
5	25 April 2003	employees	20,000	Three years of service	7 years
6	3 June 2003	employees	31,000	Three years of service	10 years
7	14 August 2003	directors, senior management and employees	405,100	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
8	30 July 2004	employees	619,989	Four years of service*	10 years
9	27 August 2004	employees	20,000	Four years of service*	10 years
10	30 July 2004	directors and senior management	213,326	Employed during vesting period and increase of RPI plus 15% per annum in EPS in 2006 over EPS in 2003 (there is a sliding scale for lower performance)	10 years
11	10 March 2005	employees	472,796	Four years of service*	10 years
12	10 March 2005	directors and senior management	284,236	Three years of service and increase of RPI plus 15% per annum in EPS in 2007 over EPS in 2004 (there is a sliding scale for lower performance)	10 years
13	10 March 2005	employees	5,000	Four years of service*	10 years
14	7 September 2005	employees	20,000	Four years of service*	10 years
15	23 November 2005	employees	10,000	Four years of service*	10 years
16	16 March 2006	employees	717,500	Four years of service*	10 years
17	2 May 2006	employees	20,000	Four years of service*	10 years
18	19 June 2006	employees	12,000	Four years of service*	10 years
19	24 August 2006	employees	160,000	Four years of service*	10 years
20	25 September 2006	employees	50,000	Four years of service*	10 years
21	26 October 2006	employees	17,000	Four years of service*	10 years
22	27 November 2006	employees	40,000	Four years of service*	10 years
23	18 December 2006	director	176,678	The performance conditions are included on page 48 of the Directors' Remuneration Report	10 years
24	5 February 2007	employees	66,000	Three years of service**	10 years
25	5 February 2007	employees	904,498	Three years of service**	10 years
26	5 February 2007	employees	866,500	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in the financial year 2007	10 years
27	5 February 2007	employees	9,134	Three years of service**	10 years
28	5 February 2007	employees	6,900	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in the financial year 2007	10 years
29	6 February 2007	director	54,833	The performance conditions are included on page 49 of the Directors' Remuneration Report	10 years
30	6 August 2007	employees	42,700	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006 (there is a sliding scale for lower performance)	10 years
31	6 August 2007	employees	10,000	Three years of service**	10 years
32	5 September 2007	employees	142,900	Three years of service**	10 years
33	7 November 2007	employees	151,533	Three years of service**	10 years
34	7 November 2007	senior management	60,000	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006 (there is a sliding scale for lower performance)	10 years
35	5 December 2007	employees	30,000	Three years of service**	10 years
36	6 March 2008	employees	85,000	Three years of service**	10 years
37	9 June 2008	employees	13,200	Three years of service**	10 years

* 25% of the options granted can be exercised one year after the grant date and then, by equal monthly instalments, thereafter for the next three years.

** One third of the options granted can be exercised one year after the grant date, a further third on the second anniversary of the grant date and the final third of the options granted can be exercised on the third anniversary of the grant date.

18. Employee benefits (continued)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price (pence) 52 weeks ended 28 December 2008	Number of options 52 weeks ended 28 December 2008	Weighted average exercise price (pence) 52 weeks ended 30 December 2007	Number of options 52 weeks ended 30 December 2007
Outstanding at the beginning of the period	247.4	6,029,623	101.3	5,182,601
Lapsed during the period	270.2	(1,147,244)	268.3	(538,823)
Exercised during the period	26.8	(53,000)	109.9	(1,121,553)
Granted during the period	132.3	98,200	284.1	2,507,398
Outstanding at the end of the period	242.2	4,927,579	247.4	6,029,623
Exercisable at the end of the period	253.3	2,885,931	181.4	2,361,578

The options outstanding at 28 December 2008 have an exercise price in the ranges as summarised below:

Exercise price range	Number of options outstanding at 28 December 2008	Weighted average remaining contractual life (years)
15 to 20 pence	260,000	3.1
40 to 75 pence	533,100	1.6
127.75 to 133 pence	98,200	9.2
173.25 to 224 pence	1,445,896	6.2
256 to 287 pence	354,074	8.3
293.42 to 307.75 pence	1,413,050	8.1
411.34 to 479 pence	823,259	7.3
	4,927,579	

The weighted average share price during the 52 week period ended 28 December 2008 was 118.3 pence per share (2007: 276.4 pence per share).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model.

Fair value of share options and assumptions	Directors 2008	Directors 2007	Senior Management 2008	Senior Management 2007	Other employees* 2008	Other employees* 2007
Fair value at measurement date (pence)	n/a	137	n/a	92	59	114
Share price (pence)	n/a	307.75	n/a	228	132	286
Exercise price (pence)	n/a	307.75	n/a	229	132	286
Expected volatility	n/a	60.0%	n/a	60.0%	60.0%	60.0%
Option life (weighted average life)	n/a	3	n/a	3	3	2.2
Expected dividends	n/a	Nil	n/a	Nil	Nil	Nil
Risk free interest rate (based on UK government bonds)	n/a	5.3%	n/a	5.3%	5.0%	5.4%

*as there were a number of separate option grants to employees during the period the assumptions included in the table are the weighted average figures across all of these option grants in the period.

18. **Employee benefits** (continued)

Share option plans (continued)

The expected volatility is based on the historical volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information.

These share options are granted under a service condition and, for grants to senior management and directors, non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

The Wolfson Microelectronics plc 2006 Performance Share Plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	**Weighted average fair value (pence)**
Outstanding as at 31 December 2007	188,575	**340.0**
Awarded in the period	1,129,745	**136.4**
Vested in the period	(22,725)	**287.3**
Lapsed in the period	(98,367)	**208.9**
Outstanding as at 28 December 2008	1,197,228	**159.7**

ExSOPs

The fair value of ExSOPs at grant date is determined using a valuation model which takes into account the terms and conditions upon which the ExSOPs were awarded. The model inputs, in respect of the fair value of the ExSOPs granted in 2007, were: share price 304 pence and risk free interest rate (based on UK government bonds) 5.3%.

	Number of ExSOPs	**Weighted average fair value (pence)**
Outstanding as at 31 December 2007	547,536	**92.4**
Awarded in the period	-	**-**
Lapsed in the period	(182,456)	**94.9**
Outstanding as at 28 December 2008	365,080	**91.2**

Deferred share awards

Deferred awards of ordinary shares in the Company were made on 15 September 2006, on 19 December 2006 and on 25 September 2008 to a new member of the senior management team and to two executive directors respectively. Details of the awards made to executive directors are contained in the Directors' Remuneration Report on pages 44, 45 and 50. The award made on 15 September 2006, of 16,241 shares, vested on 14 February 2008 and 16,241 ordinary shares in the Company were transferred to the employee from The Wolfson Microelectronics No. 1 Employees Share Trust. 50% of the award made on 19 December 2006 vested on 6 February 2008 and details are contained in the Directors' Remuneration Report on page 45.

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	**Weighted average fair value (pence)**
Outstanding as at 31 December 2007	197,400	**296.0**
Vested in the period	(106,821)	**312.4**
Awarded in the period	421,940	**117.0**
Outstanding as at 28 December 2008	512,519	**145.3**

18. Employee benefits (continued)

The Wolfson Microelectronics plc 2008 Staff Performance Plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent shares	Weighted average fair value (pence)
Outstanding as at 31 December 2007	-	-
Awarded in the period	878,093	**139.4**
Vested in the period	(4,390)	**141.0**
Lapsed in the period	(102,316)	**141.0**
Outstanding as at 28 December 2008	771,387	**139.2**

Immediate share award on appointment

An award of 71,729 ordinary shares in the Company was made to an executive director on 25 September 2008 in relation to his appointment and this share award vested on 26 September 2008. The fair value of the shares is 117 pence per share which was the market value of the Company's shares on the date of the award. Details of the award made to the executive director are contained in the Directors' Remuneration Report on page 44.

Employee expenses

	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
Share options granted in 2004	99	360
Share options granted in 2005	159	408
Share options granted in 2006	156	1,728
Share options granted in 2007	1,000	2,643
Share options granted in 2008	60	-
Performance shares awarded in 2006	89	187
Performance shares awarded in 2007*	203	199
Performance shares awarded in 2008*	942	-
Contingent shares awarded in 2008	435	-
ExSOPs awarded in 2006	(28)	99
ExSOPs awarded in 2007	84	189
Deferred shares awarded in 2006	238	858
Deferred shares awarded in 2008	71	-
Share award on appointment in 2008	163	-
Total expense recognised in personnel expenses*	3,671	6,671

*These amounts include, together, a total of $478,000 recognised in the exceptional charges (note 3) in the 52 week period ended 28 December 2008 (2007: $nil recognised as an exceptional charge).

The total share-based payment expense recognised in the income statement of the Company in the 52 weeks ended 28 December 2008 was $3,496,000 (2007: $6,541,000).

19. Trade and other payables

	Group		Company	
	2008 $000	2007 $000	2008 $000	2007 $000
Non-current liabilities				
Other payables	6,244	5,398	6,244	5,398
Current liabilities				
Trade payables	5,076	27,362	5,076	27,362
Amounts due to subsidiaries	-	-	2,340	3,265
Derivatives used for hedging (note 20)	1,051	-	1,051	-
Non-trade payables	3,512	8,220	3,462	8,176
Accruals	7,655	4,461	7,521	4,331
	17,294	40,043	19,450	43,134

The Group and Company's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 20.

20. Financial Instruments

The Group's principal financial instruments as at 28 December 2008 comprise cash and cash equivalents and short-term deposits. The main purpose of these financial instruments is to finance the Group's operations. The Group has other financial instruments which mainly comprise trade receivables and trade payables which arise directly from its operations. In addition, during 2008, the Company entered into forward foreign exchange contracts which are in place as at 28 December 2008.

During the 52 week period ended 30 December 2007 and the previous financial years, the Group did not use derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. This policy was reviewed during 2008 and, in view of the volatility experienced in the US dollar to Sterling exchange rate in the period the Company decided to enter into forward foreign exchange contracts to hedge some of the Company's structural exposure to fluctuations in the US dollar to Sterling exchange rate, primarily in 2009 (see 'Currency risk' below).

The Group does not hold or issue derivative financial instruments for trading purposes.

Exposure to market risk (which includes currency and interest rate risk) and credit risks arises in the normal course of the Group's business.

The Group has a Treasury Committee which is chaired by RK Graham and its other members are the Chief Executive Officer and the Chief Financial Officer. This Committee meets periodically, as required, and it reviews the Group's overall financial risk management including specific areas, such as foreign exchange risk, interest rate risk, credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

Financial risk management objectives and policies

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The management of market risk involves the control of market risk exposures within acceptable parameters, while optimising the return having regard to risk.

Currency risk

The Group operates internationally and is exposed to currency risk on purchases, sales and cash and cash equivalents that are denominated in a currency other than United States Dollars. The currencies giving rise to this risk are primarily Pounds Sterling, Yen and Euros. Foreign exchange risk arises from transactions, recognised assets and liabilities and net investments in foreign operations.

In prior periods the Group has not used foreign exchange contracts to hedge its currency risk. This policy was reviewed during 2008 and resulted in the Company deciding to enter into forward foreign exchange contracts primarily to hedge some of the Company's exposure to fluctuations in the US dollar to Sterling exchange rate in 2009. All of the forward foreign exchange contracts, in place as at 28 December 2008, have a maturity of less than one year from the reporting date. As at 28 December 2008, the Group (and the Company) have hedged a significant element of its estimated foreign currency exposure in respect of approximately 90 percent of its Sterling denominated overhead costs over the following six months.

20. Financial Instruments (continued)

Currency risk (continued)

The majority of the Group's revenue and cost of sales are denominated in US dollars. Approximately 30% (2007: 30% approximately) of the Group's operating costs, other than cost of sales, are denominated in US dollars. The majority of the operating expenses are denominated in Pounds Sterling.

For those monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level by selling or buying foreign currencies at spot rates where necessary to address short term imbalances.

The Group has investments in foreign operations whose net assets are exposed to currency translation risk. This currency exposure arising from the net assets of the Group's foreign operations is not significant and there is currently no requirement for borrowings, therefore this exposure is not managed through borrowings denominated in the relevant foreign currencies.

		Group		Company	
Financial assets and financial liabilities by currency	**Notes**	2008 $000	2007 $000	2008 $000	2007 $000
US dollar trade and other receivables	15	19,008	30,803	19,716	31,133
Other currencies – trade and other receivables	15	2,214	3,693	2,638	3,207
US dollar cash and cash equivalents	16	11,671	11,738	11,568	11,657
Sterling cash and cash equivalents	16	(726)	2,038	(1,519)	883
Other currencies – cash and cash equivalents	16	1,641	2,407	269	1,272
US dollar short-term deposits	16	79,607	73,422	79,607	73,422
Other currencies – trade and other payables	19	(6,790)	(9,202)	(6,675)	(9,069)
US dollar trade and other payables	19	(15,697)	(36,239)	(17,968)	(39,463)
Sterling derivatives used for hedging	19	(1,051)	-	(1,051)	-

The following significant exchange rates applied during the period:

	Average rate		Spot rate at balance sheet date	
	2008 $	2007 $	2008 $	2007 $
GBP 1:	1.8816	1.9984	1.4759	1.9930
EUR 1:	1.4714	1.3613	1.4059	1.4743

Interest rate risk

The Group and Company earn interest from bank deposits and they hold money market deposits with highly credit rated financial institutions. During 2008, the Group and Company have held cash on deposits with a range of maturities from one to twelve months. This can vary in view of changes in US and UK interest rates and the Group and Company's cash requirements.

The Group and the Company's cash and cash equivalents are subject to floating interest rates. As the maturities of bank deposits are less than one year, they are classified as floating rate financial assets.

Sensitivity analysis (Group and Company)

At 28 December 2008, it is estimated that a general increase of one percentage point in interest rates would increase the Group's and the Company's profit before tax by approximately $1,000,000 (2007: $800,000).

It is estimated that a decrease of one cent in the US dollar / Sterling exchange rate would have increased the Group's profit before tax by approximately $275,000 for the 52 week period ended 28 December 2008 (2007: $260,000). There were no forward foreign exchange contracts in 2007 or 2006. There were forward foreign exchange contracts in place during 2008 and as at 28 December 2008.

It is estimated that a decrease of one cent in the US dollar / Sterling exchange rate would have increased the fair value of liabilities for derivatives used for hedging as at 28 December 2008 by approximately $120,000 (2007: $nil).

20. Financial Instruments (continued)

Credit risk

The Group has no significant concentrations of credit risk. The exposure to credit risk is mitigated by selling to a diverse range of customers and, where necessary, obtaining either letters of credit or payments in advance. The Group establishes a specific allowance for impairment if a loss is estimated in respect of trade and other receivables.

Counterparties for cash and short-term deposits are limited to financial institutions which have a high credit rating. The Group has policies that limit the amount of credit exposure to any financial institution and these have been reviewed regularly during the period.

Exposure to credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. Therefore the maximum exposure to credit risk at the reporting date was:

		Group		Company	
	Notes	2008 $000	2007 $000	2008 $000	2007 $000
Trade and other receivables	15	21,222	34,496	22,354	34,340
Cash and cash equivalents	16	12,586	16,183	10,318	13,812
Short-term deposits	16	79,607	73,422	79,607	73,422
		113,415	124,101	112,279	121,574

The maximum exposure to credit risk for trade receivables at the reporting date by geographical region was:

	2008 $000	2007 $000
Japan	3,172	2,209
Asia Pacific	12,123	21,018
Americas	487	1,326
Europe and rest of world	2,203	3,946
	17,985	28,499

Impairment losses

The aged profile of trade receivables at the reporting date was:

	Gross 2008 $000	Impairment 2008 $000	Gross 2007 $000	Impairment 2007 $000
Not past due	10,571	-	17,376	-
Past due 0 to 30 days	7,177	-	10,183	-
Past due 31 to 60 days	406	(150)	606	-
Past due 61 to 90 days	(20)	-	202	-
More than 90 days	1	-	207	(75)
	18,135	(150)	28,574	(75)

20. Financial Instruments (continued)

The movement in the allowance for impairment in respect of trade receivables during the period was as follows:

	2008 $000	2007 $000
Balance at start of the period	75	75
Written off against irrecoverable trade receivable	(75)	-
Impairment loss recognised	150	-
Balance at end of the period	150	75

The allowance in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Based on past experience, the Group believes that no further impairment allowance is necessary in respect of trade receivables which are past due.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group regularly reviews its cash flow requirements on a rolling quarterly basis. Short-term US dollar deposits are placed with financial institutions which have a high credit rating. The deposits are placed so that at least one deposit matures each month.

As at 28 December 2008 the Group had cash and cash equivalents of $12,586,000 (2007: $16,183,000) and short-term deposits of $79,607,000 (2007: $73,422,000).

The Company has an undrawn committed multi-option facility up to a maximum principal amount of $30 million which may be utilised by the Company by way of overdraft, short term fixtures, letters of credit. The commitment period of the facility expires in March 2011.

Maturity analysis

There are amounts totalling $9.5 million (2007: $12.1 million) included in non-trade payables which are interest-bearing financial liabilities (bearing notional interest). $3.3 million of these fall due within one and $6.2 million in one to three years from the balance sheet date. These balances are the contingent consideration amounts as at 28 December 2008 relating the acquisition, in 2007, of subsidiaries (note 9).

The following are the contractual maturities of financial liabilities:

Group as at 28 December 2008	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	(22,487)	(26,665)	(19,515)	(110)	(3,680)	(3,360)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	(1,051)	(1,041)	(1,041)	-	-	-
	(23,538)	(27,706)	(20,556)	(110)	(3,680)	(3,360)

* Excludes derivatives (shown separately)

Group as at 30 December 2007	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to 12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables	(45,441)	(46,289)	(36,520)	(3,769)	(4,560)	(1,440)

20. Financial Instruments (continued)

Liquidity risk (continued)

Company as at 28 December 2008	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to 12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables*	(24,643)	(25,490)	(18,340)	(110)	(3,680)	(3,360)
Derivative financial liabilities						
Forward foreign exchange contracts used for hedging:						
Outflow	(1,051)	(1,041)	(1,041)	-	-	-
	(25,694)	(26,531)	(19,381)	(110)	(3,680)	(3,360)

* Excludes derivatives (shown separately)

Company as at 30 December 2007	Carrying amount $000	Contractual cash flows $000	6 months or less $000	6 to 12 months $000	1 to 2 years $000	2 to 5 years $000
Non-derivative financial liabilities						
Trade and other payables	(48,532)	(49,380)	(39,611)	(3,769)	(4,560)	(1,440)

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur and the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact profit or loss. There were no derivatives that were cash flow hedges as at 30 December 2007.

Group and Company as at 28 December 2008	Carrying amount $000	Expected cash flows $000	6 months or less $000	6 to 12 months $000
Forward foreign exchange contracts:				
Liabilities	(1,051)	(1,041)	(1,041)	-

20. Financial Instruments (continued)

Fair Values

The basis of determining fair values is disclosed in note 1 (x). The fair values together with the carrying amounts shown in the balance sheet are as follows:

Group	Notes	Carrying amount 2008 $000	Fair value 2008 $000	Carrying amount 2007 $000	Fair value 2007 $000
Trade and other receivables	15	21,222	21,222	34,496	34,496
Cash and cash equivalents	16	12,586	12,586	16,183	16,183
Short-term deposits	16	79,607	79,607	73,422	73,422
Trade and other payables*	19	(22,487)	(22,487)	(45,441)	(45,441)
Forward foreign exchange contracts used for hedging:					
Liabilities	19	(1,051)	(1,051)	-	-
		89,877	89,877	78,660	78,660
Analysed as:					
Loans and receivables		100,829	100,829	107,918	107,918
Cash and cash equivalents		12,586	12,586	16,183	16,183
Financial liabilities at fair value		(1,051)	(1,051)	-	-
Trade and other payables*		(22,487)	(22,487)	(45,441)	(45,441)
		89,877	89,877	78,660	78,660

* Excludes derivatives (shown separately)

Company	Notes	Carrying amount 2008 $000	Fair value 2008 $000	Carrying amount 2007 $000	Fair value 2007 $000
Trade and other receivables	15	22,354	22,354	34,340	34,340
Cash and cash equivalents	16	10,318	10,318	13,812	13,812
Short-term deposits	16	79,607	79,607	73,422	73,422
Trade and other payables*	19	(24,643)	(24,643)	(48,532)	(48,532)
Forward foreign exchange contracts used for hedging:					
Liabilities	19	(1,051)	(1,051)	-	-
		86,585	86,585	73,042	73,042
Analysed as:					
Loans and receivables		101,961	101,961	107,762	107,762
Cash and cash equivalents		10,318	10,318	13,812	13,812
Financial liabilities at fair value		(1,051)	(1,051)	-	-
Trade and other payables*		(24,643)	(24,643)	(48,532)	(48,532)
		86,585	86,585	73,042	73,042

* Excludes derivatives (shown separately)

20. Financial Instruments (continued)

Fair Values (continued)

The following section summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table above, other than those for financial instruments set out in note 1 (x):

Trade and other receivables / payables

All trade and other receivables and payables, except for $6.2 million included in other payables (2007: $5 million), have a remaining life of less than one year. The nominal amount is deemed to reflect the fair value.

Capital Management

The Board's policy is to maintain a strong balance sheet so as to maintain investor, customer, creditor and market confidence and to sustain the future development of the business.

During the second half of 2008, the Company purchased 3,209,000 of its own shares on the market as part of a share buy back programme which was announced on 29 July 2008 (note 17). As a matter of policy, the Company may from time to time purchase its own shares on the market, the timing of these purchases depends on market prices. The Company will only purchase its own shares when, in the light of market conditions prevailing at the time, the Board believes that the effect of such purchases is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before the Company purchases its own shares. In view of the current economic environment and the importance of cash preservation, the Board has decided to suspend the current share buy back programme. This policy will be reviewed by the Board on a regular basis.

This was the only change to the Group's capital management approach during the 52 week period ended 28 December 2008.

21. Operating leases

Total non-cancellable operating lease rentals are payable as follows:

	Group		Company	
	2008 $000	2007 $000	2008 $000	2007 $000
Expiring in:				
Less than one year	393	120	114	70
Between one and five years	1,253	1,739	816	1,476
More than five years	762	837	762	837
	2,408	2,696	1,692	2,383

None of these leases includes contingent rentals.

During the 52 week period ended 28 December 2008, $1,480,000 was recognised as an expense in the income statement in respect of operating leases (2007: $1,424,000).

22. Capital Commitments

As at 28 December 2008, the Group had entered into contracts to purchase property, plant and equipment and to purchase computer software for $665,000 (2007: $2,407,000) which is expected to be settled in 2009.

23. Related parties

Identity of related parties

The Company has a related party relationship with its subsidiaries (see notes 12 and 24), with the employee share trusts (see notes 17 and 18) and with its directors.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 3.86% of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 39 and 48.

In addition to their salaries, the Group and Company also provide non-cash benefits to executive directors and contribute to a defined contribution pension plan on their behalf. The executive directors also participate in the Group's share option schemes and other long term incentive plans (see note 18). Details of the directors' remuneration are contained in the Directors' Remuneration Report on pages 34 to 50.

G Collinson was appointed as a non-executive director of the Company on 1 September 2008. From April 2005 to July 2007, G Collinson served as a non-executive director of Sonaptic Limited and he was also a shareholder of Sonaptic Limited. G Collinson held 6,667 'A' ordinary shares in Sonaptic Limited. As reported in the Annual Report and Accounts of the Company for the period ended 30 December 2007, Wolfson Microelectronics plc acquired the entire issued share capital of Sonaptic Limited on 23 July 2007 (note 9). G Collinson received initial consideration of $279,208 (net of professional fees and charges), at the time of acquisition, from Wolfson Microelectronics plc and, following the release of the amount of the initial consideration held in escrow on 29 January 2009, a further $22,240 (net of professional fees and charges). The terms of the acquisition were such that contingent consideration was payable to the shareholders of Sonaptic Limited. Therefore, as part of the consideration for his shares held in Sonaptic Limited as at the date of acquisition, G Collinson is entitled to receive, subject to the achievement of specific business milestones, a proportion of the contingent consideration from Wolfson Microelectronics plc in accordance with the terms of the share purchase agreement entered into on 23 July 2007 between the Company and the selling shareholders of Sonaptic Limited. No amounts of contingent consideration have been paid to G Collinson by the Company as at 28 December 2008. G Collinson will not participate in any discussions or final decisions by the Board regarding the achievement of milestones and release of contingent consideration.

Other related party transactions

During the 52 week period ended 28 December 2008, subsidiaries earned commission income from the Company of $2.9 million (2007: $4.4 million) and the Company provided management services to the subsidiaries totalling $1.6 million (2007: $2.6 million). As at 28 December 2008 the Company owed the subsidiaries $2,340,000 (2007: $3,265,000) and $1,812,000 was owed by the subsidiaries (2007: $348,000 owed by the subsidiaries). No dividends were received from the subsidiaries in 2008 or in 2007.

There are two employee share trusts: The Wolfson Microelectronics No.1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. These trusts received loans from the Company totalling $nil in the 52 week period ended 28 December 2008 (2007: $28,726,000), the trusts repaid $623,000 of these loans (2007: $nil) and as at 28 December 2008, $31,765,000 of these loans were outstanding (2007: $32,388,000). During the 52 week period ended 28 December 2008, the trusts purchased none of the Company's shares (2007: 5,038,858 shares) for the purposes of fulfilling awards under The Wolfson Microelectronics 2006 Performance Share Plan, The Wolfson Microelectronics 2008 Staff Performance Share Plan, The Wolfson Microelectronics Group Executive Shared Ownership Plan and to satisfy some share option awards (note 18). There were 5,378,301 of the Company's ordinary shares held by the Company's employee share trusts as at 28 December 2008 (as at 30 December 2007: 5,582,226 ordinary shares).

24. Group Entities

Significant subsidiaries

				Ownership interest	
	Notes	Country of incorporation	Principal activity	2008 %	2007 %
Wolfson Microelectronics, Inc.	12	United States of America	Sales agency	100	100
Wolfson Microelectronics Pte. Ltd	12	Singapore	Sales agency	100	100
Oligon Limited	12	Scotland	Dormant	100	100
Sonaptic Limited	12	England	Research & development	100	100

24. Group Entities (continued)

Significant subsidiaries (continued)

Sonaptic Limited has three wholly owned subsidiaries: Sonaptic, Inc. (incorporated in the United States of America); Wolfson Microelectronics KK (incorporated in Japan); and Wolfson Microelectronics Korea Limited (incorporated in South Korea). The principal activity of each of these companies is sales agency.

All of these companies are included in the consolidated financial statements of Wolfson Microelectronics plc from the date on which control commenced.

25. Accounting estimates and judgements

The Board considered the relevance, selection, implications and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

The criteria for assessing the accounting for development expenditure are set out in the accounting policy at note 1(f) (ii).

Key sources of estimation uncertainty

Impairment testing for cash-generating units containing goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1 (l). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates for the timing and amount of projected cash flows (note 11). The carrying amount of goodwill as at 28 December 2008 is shown in note 11. The effect of a change of 5% in the discount rate applied to the projected cash flows would have no impact on the carrying value of goodwill as at 28 December 2008.

Inventories

Inventories are stated at the lower of cost and net realisable value. Some items included in inventories are written down to their net realisable value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, then inventory may be required to be written down by additional amounts. The carrying amount of inventories as at 28 December 2008 is shown in note 14. The effect of writing down 1% of the Group's inventory as at 28 December 2008 would be a charge of $0.2 million in the income statement. The assessment of whether an inventory write down is required is dependent on the circumstances prevailing at the time of that assessment.

Employee post-employment benefits – defined benefit pensions

The determination of the Group's obligations and expense for defined benefit pensions is dependent on the selection, by the Board of Directors, of assumptions used by the pension scheme actuary in calculating these amounts. The assumptions applied are described in note 18 and include, amongst others, discount rate, expected return on plan assets, rates of increase in salaries and mortality rates. While the directors consider that the assumptions are appropriate, significant differences in the actual experience or significant changes in assumptions may materially affect the amount of the Group's future pension obligations, actuarial gains and losses included in the statement of recognised income and expense in future years and the future personnel expenses. The carrying amount of the liability for defined benefit obligations as at 28 December 2008 is shown in note 18. It is estimated that a 1% change in the discount rate, with all other assumptions remaining unchanged, would cause the present value of defined benefit pension obligations as at 28 December 2008 to change by approximately $4 million.

Share-based payments

The Group's share-based payments expense is based on the fair value of the share-based awards. The estimation of the fair values for share-based payments is dependent, in respect of share options and ExSOP awards, on the selection by the Board of Directors of assumptions applied in the valuation model. The assumptions applied are described in note 18 and include, amongst others, expected volatility, the weighted average expected life of the instruments and the risk free rate. While the directors consider that the assumptions are appropriate, changes in these assumptions may materially affect the amount of the expense recognised for share-based payments. The share-based payments expense recognised in the 52 weeks ended 28 December 2008 is shown in note 18.

Contingent consideration

The amount of contingent consideration that is recognised as being payable, as part of business combinations, is dependent upon assumptions regarding the timing and probability of payment of the consideration. Where the amount and payment of the consideration is dependent on the achievement of specified milestones it is necessary to assess the likelihood and timing of those milestones being achieved. Contingent consideration was payable by the Group upon the acquisitions, in 2007, of Oligon Limited and of Sonaptic Limited (note 9). As at 28 December 2008, a total of $9.5 million is included in other payables, $3.3 million of which is within current liabilities and $6.2 million in non current liabilities in respect of the remaining balance of the contingent consideration for those acquisitions. While the directors consider that the assumptions regarding the timing and probability of payment of the consideration are appropriate, significant changes in these assumptions may materially affect the liability for contingent consideration, with a corresponding change to goodwill. It is estimated that if the probability of one of the milestones being achieved altered by 10% then the liability for contingent consideration would change by approximately $0.6 million.

Advisers

Registered Number
SC089839

Principal Bankers
The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

Auditors
KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers
Shepherd & Wedderburn LLP
1 Exchange Crescent
Conference Square
Edinburgh
EH3 8UL

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
BN99 6ZR

Equiniti offers a portfolio service which gives shareholders online access to more information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Equiniti Limited. At the time of printing, commission on internet dealing for certificated holdings is 1.00% with a minimum charge of £20.00, and for uncertificated holdings 0.5% with a minimum charge of £12.50. Commission on telephone dealing for certificated holdings is 1.5% on trade sizes of up to £50,000 and 0.2% on any balance over £50,000 with a minimum charge of £25.00. Uncertificated holdings are subject to commission of 0.5% on trades up to £50,000 and 0.2% thereafter with a minimum charge of £17.50. For internet sales, log on to **www.shareview.co.uk/dealing**. For telephone sales, call 0845 603 7037 between 8.30 a.m. and 4.30 p.m. Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Contact details

Registered Office:

Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Japan

Wolfson Microelectronics KK
23F Sky Building
2-19-12 Takashima
Nishi-ku
Yokohama 220-0011
Japan

Wolfson Microelectronics KK
6F Honmachi Executive Office,
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

North America

Wolfson Microelectronics, Inc.
10001 North De Anza Boulevard
Suite 301
Cupertino
California 95014
USA

Asia Pacific
Taiwan

Wolfson Microelectronics plc
2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea

Wolfson Microelectronics Korea Limited
#502, Deokheung Building
1328-10, Seocho-Dong,
Seocho-Gu
Seoul 137-858
South Korea

China

Wolfson Microelectronics plc
Room 1911, Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc
6E, Crystal Century Tower
No. 567 Wei Hai Road
Shanghai 200041
China

Singapore

Wolfson Microelectronics Pte Ltd
Keypoint
371 Beach Road #12-05
Singapore 199597

eNews

Wolfson's *Making Waves* eNewsletter will keep you up-to-date with our latest product news, application tools and events. Registering for this service is easy at: www.wolfsonmicro.com/enews

This Report is printed on *Cyclus* (100% post consumer waste) and *On offset* (sustainable fibres). Printed by *Ink on paper.* **Designed by Contagious.** FI-AR-0001-03/09

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 20 May 2009. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 10.00 a.m. on 20 May 2009. However, the doors to the meeting will be open from 9.30 a.m. and you may wish to arrive by 9.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC089839)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 20 May 2009 at 10.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 8 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 28 December 2008, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 28 December 2008.

Resolution 3

To re-elect Barry Michael Rose as a director of the Company.

Resolution 4

To elect Glenn Collinson as a director of the Company.

Resolution 5

To elect Joseph Michael Hickey as a director of the Company.

Resolution 6

To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

Resolution 7

To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

Resolution 8

To authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £15,136 such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2010 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Special Resolutions

To consider and, if thought fit, to pass Resolutions 9, 10 and 11 as special resolutions of the Company:

Resolution 9

Subject to the passing of Resolution 8 above, that the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 8 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,756

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2010, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94 (3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 8 above" were omitted.

Resolution 10

That the Company is generally and unconditionally hereby authorised for the purposes of section 166 of the Act to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 11,512,098 representing approximately 10% of the issued share capital of the Company as at 26 February 2009;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2010, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

Resolution 11

That the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board

Jill L. Goldsmith

Jill Goldsmith
Company Secretary

3 March 2009

Registered Office:
Westfield House
26 Westfield Road
Edinburgh EH11 2QB

Registered in Scotland
No. SC089839

Notes

Entitlement to attend and vote

1 Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 18 May 2009 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 18 May 2009 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

Appointment of proxies

2 Any shareholder who is entitled to attend and vote at this Annual General Meeting at the time set out in note 1 above is entitled to appoint a proxy to exercise all or any shareholder rights to attend, speak and vote at the Annual General Meeting on his or her behalf.

3 A form of proxy is attached which to be effective must be completed and signed and received by the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR, not later than 10.00 a.m. on 18 May 2009.

4 A proxy may only be appointed using the procedures set out in these notes and the notes to the proxy form.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

Any power of attorney or other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

5 A proxy does not need to be a shareholder of the Company but must attend the Annual General Meeting to represent you. Details of how to appoint the Chairman of the Annual General Meeting or another person as a proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the Annual General Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

6 Shareholders may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. You will need to state clearly on each proxy form the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.

7 If you are not a shareholder of the Company but you have been nominated by a shareholder of the Company to enjoy information rights, you do not have a right to appoint any proxies under the procedures set out in this "Appointment of proxies" section. Please read the section "Nominated persons" below.

8 A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

Appointment of proxies through CREST

9 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 20 May 2009 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's ("EUI") specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of proxy by joint shareholders

10 In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior).

Appointment of corporate representatives

11 In order to facilitate voting by corporate representatives at the Annual General Meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the Annual General Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll these corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the Annual General Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Changing proxy instructions

12 To change proxy instructions a new proxy appointment form should be submitted using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where a proxy has been appointed using the proxy form and instructions are to be changed by using another proxy form, please contact Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. If more than one valid proxy appointment is submitted, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of proxy appointments

13 In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

The revocation notice must be received by Equiniti Limited no later than 7.00 a.m. on 20 May 2009.

Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.

Issued shares and total voting rights

14 As at 6.00 p.m. on 26 February 2009, the Company's issued share capital comprised 115,120,980 ordinary shares of 0.1 pence each. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 6.00 p.m. on 26 February 2009 is 115,120,980.

Nominated persons

15 If you are a person who has been nominated under section 146 of the Companies Act 2006 to enjoy information rights ("Nominated Person"):

- You may have a right under an agreement between you and the shareholder of the Company who has nominated you to have information rights ("Relevant Shareholder") to be appointed or to have someone else appointed as a proxy for the Annual General Meeting.
- If you either do not have such a right or if you have such a right but do not wish to exercise it, you may have a right under an agreement between you and the Relevant Shareholder to give instructions to the Relevant Shareholder as to the exercise of voting rights.
- Your main point of contact in terms of your investment in the Company remains the Relevant Shareholder (or, perhaps, your custodian or broker) and you should continue to contact them (and not the Company) regarding any changes or queries relating to your personal details and your interest in the Company (including any administrative matters). The only exception to this is where the Company expressly requests a response from you.

Communication

16 Except as provided above, shareholders who have general queries about the Annual General Meeting should use the following means of communication (no other methods of communication will be accepted):

- calling the Company on +44 (0)131 272 7000; or
- by email to info@wolfsonmicro.com.

You may not use any electronic address provided either:

- in this notice of Annual General Meeting; or
- any related documents,

to communicate with the Company for any purposes other than those expressly stated.

Documents on display

17 The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Shepherd and Wedderburn LLP, Condor House, 10 St. Paul's Churchyard, London, EC4M 8AL and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 9.45 a.m. until the conclusion of the meeting:

(i) the register of interests of directors (and their family interests) in the share capital of the Company;

(ii) copies of all the service agreements and letters of appointment between the directors of the Company and the Company or any of its subsidiaries;

(iii) the Memorandum and current Articles of Association of the Company; and

(iv) a copy of the proposed new Articles of Association of the Company, and a copy of the existing Articles of Association marked to show the changes being proposed in Resolution 11.

Recommendation

The directors of the Company (the "Directors") consider that the proposals set before the meeting are in the best interests of the Company and its shareholders in general and are most likely to promote the success of the Company for the benefit of its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of all of the resolutions set out above as they intend to do in respect of their own beneficial holdings.

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The Directors are required by the Companies Act 1985 (as amended by The Directors' Remuneration Regulations 2002 (the "Regulations")) to lay before the Company at this Annual General Meeting the accounts of the Company for the financial year ended 28 December 2008, the report of the Directors, the Directors' remuneration report and the report of the Company's auditors on those accounts, and that part of the Directors' remuneration report which is required to be audited.

Remuneration Report (Resolution 2)

In accordance with the Companies Act 1985 (as amended by the Regulations), shareholders are invited to approve the Directors' remuneration report which is set out in full on pages 34 to 50 of the Annual Report and Accounts 2008. The Directors' remuneration report includes details of the remuneration paid to Directors and the Company's remuneration policy for its Directors. In accordance with the Regulations, the vote of this resolution is advisory and no Director's remuneration is conditional upon the passing of this resolution.

Re-election and election of Directors (Resolutions 3, 4 and 5)

The Articles of Association (the "Articles") require certain Directors to retire by rotation from time to time. At the Annual General Meeting in 2008, Mr Robert Laurence Eckelmann retired and was re-elected as a Director and Michael Ruettgers was elected as a Director.

In accordance with the Articles, Barry Michael Rose now retires and makes himself eligible for re-election. In accordance with the Articles, Glenn Collinson who was appointed by the Board as a Non-executive Director on 1 September 2008, retires and makes himself eligible for election and Joseph Michael Hickey, who was appointed by the Board as an Executive Director on 8 September 2008, retires and makes himself eligible for election.

Biographies and the age of the above-mentioned Directors are contained on pages 20 and 21 of the Company's Annual Report and Accounts 2008. The Chairman has confirmed that, following formal performance evaluation, Barry Michael Rose's performance continues to be effective and he demonstrates commitment to his role, including commitment of time for Board and Committee meetings and his other duties.

Due to the valuable contribution made by these individuals to date and which the Company expects them to make in the future, the Board recommends the re-election and election, as applicable, of all of these Directors.

Re-appointment of Auditors (Resolution 6)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 6 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 7)

Resolution 7 authorises the Directors to determine the auditors' remuneration for the ensuing year.

Authority to allot ordinary shares (Resolution 8)

Under section 80 of the Companies Act 1985, Directors require shareholders' authority for allotment of shares. Shareholders last granted such general authority to the Directors at the Annual General Meeting in 2008. Such authority will expire at the end of this Annual General Meeting and Resolution 8 seeks to renew it, although the Directors have no current plans to utilise the authority.

Resolution 8 will be proposed as an ordinary resolution, to authorise the Directors to allot generally relevant securities up to a maximum nominal value of £15,136 representing the authorised but unissued ordinary share capital of the Company on a fully diluted basis as at 26 February 2009. The amount of £15,136 represents approximately 13% of the issued share capital of the Company as at 26 February 2009. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2010.

Authority to allot ordinary shares for cash (Resolution 9)

Under section 89 of the Companies Act 1985, if the Directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders.

Shareholders last granted authority to the Directors to disapply pre-emptive rights at the Annual General Meeting in 2008. Such authority will expire at the end of this Annual General Meeting and Resolution 9 seeks to renew it.

Resolution 9 imposes a limit of approximately 5% of the issued ordinary share capital as at 26 February 2009 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 9 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as to allow the Directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2010.

The Directors have no present intention of using the authority proposed to be granted by Resolution 9.

Authority to purchase Company's own shares (Resolution 10)

In certain circumstances, subject to the provisions of the Companies Act 1985, it may be advantageous for the Company to purchase its own shares and Resolution 10 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. At the Annual General Meeting in 2008, shareholders granted the Directors authority for the Company to purchase its own shares, up to a limit of approximately 10% of the issued share capital of the Company. The current authority will expire at the end of this Annual General Meeting. Resolution 10 seeks to renew this authority to give the Company flexibility to purchase its own shares.

The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

If the Company buys back any of its shares, the Companies Act 1985 (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) allows the Company to have the choice of holding such shares in treasury (up to a limit of 10% of the issued share capital) or to cancel them or a combination of both. The Company has the option to resell for cash, transfer or cancel any treasury shares.

The Directors believe it is advantageous for the Company to have this choice and the Directors would consider holding any shares repurchased pursuant to Resolution 10 as treasury shares. The Directors further believe that the holding of treasury shares will provide the Company with increased flexibility in managing its share capital. No voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 10 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2010. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 26 February 2009, there were options over 4,742,971 ordinary shares representing 4.12% of the then issued share capital of the Company. If the authority sought by Resolution 10 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 4.58% of the issued share capital of the Company as at 26 February 2009.

The Company does not hold any shares in treasury as at 26 February 2009.

Adoption of new articles of association (Resolution 11)

It is proposed in Resolution 11 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") primarily to take account of changes in company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in the Appendix. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 4 of this document.

Appendix

Explanatory notes of principal changes to the Company's Articles of Association

1 Articles which duplicate statutory provisions

Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main amended to bring them into line with the Companies Act 2006. Certain examples of such provisions include provisions as to the variation of class rights and provisions regarding the period of notice required to convene general meetings. The main changes to reflect this approach are detailed below.

2 Form of resolution

The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the Companies Act 2006.

3 Variation of class rights

The Current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the Companies Act 2006. The relevant provisions have therefore been amended in the New Articles.

4 Convening general meetings and annual general meetings

The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

5 Votes of members

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect these new provisions.

6 Age of directors on appointment

The Current Articles contain a provision requiring a director's age to be disclosed if he has attained the age of 70 years or more in the notice convening the meeting at which the director is proposed to be elected or re-elected. Such provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles.

7 Conflicts of interest

The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think it is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

8 Electronic and web communications

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and / or website communications. The New Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is place on the website and a member can always request a hard copy version of the document or information.

Wolfson Microelectronics plc – Form of Proxy – Annual General Meeting

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 20 May 2009 at 10.00 a.m. or at any adjournment thereof.

I/We .... [BLOCK CAPITALS PLEASE]

of .... being (a) shareholder(s) of the Company entitled to vote and attend at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 3 below) ....

to act as my/our proxy to attend, speak and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 20 May 2009 at 10.00 a.m. or at any adjournment thereof.

I/we direct my/our proxy to vote on the resolutions as I/we have indicated by marking the appropriate box with an 'X'. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

	ORDINARY RESOLUTIONS	FOR	AGAINST	WITHHELD (see note 13 below)
1	To receive the accounts of the Company for the year ended 28 December 2008 together with the reports of the directors and auditors.			
2	To approve the directors' remuneration report set out in the Annual Report and Accounts 2008.			
3	To re-elect Barry Michael Rose as a director of the Company.			
4	To elect Glenn Collinson as a director of the Company.			
5	To elect Joseph Michael Hickey as a director of the Company.			
6	To re-appoint KPMG Audit Plc as auditors of the Company.			
7	To authorise the directors of the Company to determine the remuneration of the auditors.			
8	To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985.			
	SPECIAL RESOLUTIONS			
9	To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 or any pre-emption provisions contained in the Articles of Association did not apply.			
10	To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.			
11	To adopt the new Articles of Association of the Company.			

Please return this Form of Proxy, duly completed and signed, to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated .... 2009 Signed ....

(See Note 10 below) or Common Seal (See Note 7 below)

Notes to the proxy form:

1 As a member of the Company you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes.
2 Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.
3 A proxy does not need to be a member of the Company but must attend the Annual General Meeting to represent you. To appoint as your proxy a person other than the Chairman of the Annual General Meeting, insert their full name in the box. If you sign and return this proxy form with no name inserted in the box, the Chairman of the Annual General Meeting will be deemed to be your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Annual General Meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly.
4 You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. Each proxy form will need to state clearly the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.
5 To direct your proxy how to vote on the resolutions mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote withheld" box. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.
6 To appoint a proxy using this form, the form must be:
- completed and signed;
- sent or delivered to Equiniti Limited at Aspect House, Spencer Road, Lancing, BN99 6ZR; and
- received by Equiniti Limited no later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.

7 In the case of a shareholder which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.
8 Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.
9 CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so by using the procedures described in the CREST Manual. To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent (ID RA19) by the latest times for receipt of proxy appointments specified in the notice of Annual General Meeting. See the notes to the Notice of Annual General Meeting for further information on proxy appointment through CREST.
10 In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. Where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).
11 If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
12 For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the Notice of Annual General Meeting.
13 A vote withheld is not a vote in law and will not be counted in the calculations of the proportion of votes "for" and "against" the resolution.

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850

1

Equiniti Limited

Aspect House
Spencer Road
Lancing
BN99 6ZR

FIRST FOLD

THIRD FOLD AND TUCK IN

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 March 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 February 2009 and 16 March 2009 (inclusive)

- Notification in relation to voting rights and capital
- Annual Information Update
- Notification of Major Interests In Shares
- Annual Report and Accounts 2008 and Notice of Annual General Meeting
- Notification of transactions of directors – purchase of shares in the Company

2. Documents filed with Registrar of Companies for Scotland

None during the period.

3. Documents submitted to the Financial Services Authority

- Annual Report and Accounts 2008
- Notice of Annual General Meeting 2009

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	11:10 27-Feb-09
Number	0148O11

RNS Number : 0148O
Wolfson Microelectronics PLC
27 February 2009

Edinburgh, 27 February 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,120,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,120,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Information Update
Released	13:44 02-Mar-09
Number	1389O13

RNS Number : 1389O
Wolfson Microelectronics PLC
02 March 2009

2 March 2009

WOLFSON MICROELECTRONICS PLC - ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Wolfson Microelectronics plc is pleased to provide its Annual Information Update relating to information that has been published or made available to the public between 28 February 2008 and 27 February 2009. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

1. Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
28.02.08	Annual information update
28.02.08	Notification relating to transfer of shares by the trustees of The Wolfson Microelectronics No.1 Employees Share Trust
28.02.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne – acquisition of shares on the

vesting of a contingent share award and sale of those shares)

29.02.08	Voting rights and capital
04.03.08	Board Changes
05.03.08	Notice of AGM
06.03.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (DJ Carey – purchase of shares)
20.03.08	Notification of major interests in shares (Barclays PLC)
20.03.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (R Eckelmann – purchase of shares)
26.03.08	Notification of major interests in shares (Barclays PLC)
27.03.08	Business Update
27.03.08	Notification of major interests in shares (Fidelity Investments Limited)
31.03.08	Voting rights and capital
04.04.08	Notification of major interests in shares (Wellington Management Company LLP)
08.04.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne – receipt of shares from inheritance)
09.04.08	Notification of major interests in shares (The Goldman Sachs Group, Inc)
18.04.08	Block listing six monthly return
24.04.08	Results for the first quarter ended 30 March 2008
25.04.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (BM Rose – purchase of shares)
30.04.08	Voting rights and capital
01.05.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons ("PDMRs") (Notification of share awards to directors and PDMRs)
02.05.08	Share Purchase by Chairman
09.05.08	Share Purchase by Chairman
12.05.08	Notification of major interests in shares (Barclays PLC)
14.05.08	Share Purchase by Chairman

16.05.08	Appointment of Company Secretary
22.05.08	Notification of major interests in shares (Barclays PLC)
29.05.08	Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne – disposal of shares by way of gift)
30.05.08	Voting rights and capital
04.06.08	AGM Statement
30.06.08	Voting rights and capital
01.07.08	Notice of second quarter and first half results for the period ended 29 June 2009 (Replacement notification – due to change in start time for presentation)
02.07.08	Notification of major interests in shares (Wellington Management Company LLP)
07.07.08	Notification of major interests in shares (Wellington Management Company LLP)
08.07.08	Notification of major interests in shares (Wellington Management Company LLP)
09.07.08	Notification of major interests in shares (Wellington Management Company LLP)
11.07.08	Notification of major interests in shares (The Goldman Sachs Group, Inc)
11.07.08	Notification of major interests in shares (Legal & General Group Plc)
29.07.08	Share repurchase programme
29.07.08	Interim Results for the period ended 29 June 2008
31.07.08	Voting rights and capital
31.07.08	Notification of major interests in shares (Wellington Management Company LLP)
01.08.08	Share Purchase by Chairman
04.08.08	Share Purchase by Chairman
05.08.08	Notification of major interests in shares (The Goldman Sachs Group, Inc.)
07.08.08	Transaction in Own Shares (Purchase of 100,000 shares by the Company for cancellation)
11.08.08	Transaction in Own Shares (Purchase of 19,500 shares by the Company for cancellation)
12.08.08	Transaction in Own Shares (Purchase of 75,000 shares by the Company for cancellation)

13.08.08 Transaction in Own Shares (Purchase of 50,000 shares by the Company for cancellation)
14.08.08 Transaction in Own Shares (Purchase of 75,000 shares by the Company for cancellation)
15.08.08 Notification of major interests in shares (Wellington Management Company LLP)
15.08.08 Transaction in Own Shares (Purchase of 50,000 shares by the Company for cancellation)
18.08.08 Transaction in Own Shares (Purchase of 75,000 shares by the Company for cancellation)
19.08.08 Transaction in Own Shares (Purchase of 75,000 shares by the Company for cancellation)
20.08.08 Notification of major interests in shares (Fidelity Investments Limited)
20.08.08 Transaction in Own Shares (Purchase of 37,000 shares by the Company for cancellation)
21.08.08 Transaction in Own Shares (Purchase of 49,000 shares by the Company for cancellation)
26.08.08 Appointment of Non-executive director (G Collinson)
29.08.08 Notification of major interests in shares (Artemis Investment Management Ltd)
29.08.08 Voting rights and capital
08.09.08 Appointment of Mike Hickey as CEO Designate
08.09.08 Transaction in Own Shares (Purchase of 53,500 shares by the Company for cancellation)
09.09.08 Transaction in Own Shares (Purchase of 125,000 shares by the Company for cancellation)
10.09.08 Transaction in Own Shares (Purchase of 125,000 shares by the Company for cancellation)
11.09.08 Transaction in Own Shares (Purchase of 200,000 shares by the Company for cancellation)
12.09.08 Transaction in Own Shares (Purchase of 200,000 shares by the

Company for
cancellation)
15.09.08 Transaction in Own Shares (Purchase of 150,000 shares by the Company for
cancellation)
16.09.08 Notification of major interests in shares (Wellington Management Company, LLP)
16.09.08 Transaction in Own Shares (Purchase of 200,000 shares by the Company for
cancellation)
17.09.08 Transaction in Own Shares (Purchase of 125,000 shares by the Company for
cancellation)
18.09.08 Transaction in Own Shares (Purchase of 125,000 shares by the Company for
cancellation)
19.09.08 Seminar for investors and analysts
24.09.08 Notification of major interests in shares (Legal & General Group Plc)
24.09.08 Transaction in Own Shares (Purchase of 100,000 shares by the Company for
cancellation)
25.09.08 Notification of major interests in shares (Wellington Management Company, LLP)
25.09.08 Transaction in Own Shares (Purchase of 100,000 shares by the Company for
cancellation)
26.09.08 Notification of grant of share awards to a person discharging managerial
responsibility (J Michael Hickey)
26.09.08 Notification of trust shares – Notification of transfer of shares by the trustees of The
Wolfson Microelectronics No. 1 Employees Share Trust
26.09.08 Transactions in Own Shares (commencement of non-discretionary programme to
purchase ordinary shares for cancellation during close period)
29.09.08 Transaction in Own Shares (Purchase of 40,000 shares by the Company for
cancellation)
30.09.08 Voting rights and capital
30.09.08 Transaction in Own Shares (Purchase of 30,000 shares by the Company for
cancellation)

01.10.08	Transaction in Own Shares (Purchase of 20,000 shares by the Company for cancellation)
02.10.08	Trading Update
02.10.08	Transaction in Own Shares (Purchase of 50,000 shares by the Company for cancellation)
03.10.08	Transaction in Own Shares (Purchase of 50,000 shares by the Company for cancellation)
07.10.08	Transaction in Own Shares (Purchase of 25,000 shares by the Company for cancellation)
08.10.08	Transaction in Own Shares (Purchase of 35,000 shares by the Company for cancellation)
08.10.08	Notification of major interests in shares (David John Carey)
09.10.08	Transaction in Own Shares (Purchase of 25,000 shares by the Company for cancellation)
10.10.08	Transaction in Own Shares (Purchase of 35,000 shares by the Company for cancellation)
13.10.08	Notification of major interests in shares (Wellington Management Company, LLP)
13.10.08	Transaction in Own Shares (Purchase of 25,000 shares by the Company for cancellation)
14.10.08	Transaction in Own Shares (Purchase of 20,000 shares by the Company for cancellation)
15.10.08	Transaction in Own Shares (Purchase of 30,000 shares by the Company for cancellation)
16.10.08	Transaction in Own Shares (Purchase of 35,000 shares by the Company for cancellation)
20.10.08	Block listing six monthly return
20.10.08	Transaction in Own Shares (Purchase of 10,000 shares by the Company for cancellation)
21.10.08	Transaction in Own Shares (Purchase of 25,000 shares by the Company for

cancellation)
22.10.08 Transaction in Own Shares (Purchase of 30,000 shares by the Company for cancellation)
23.10.08 Transaction in Own Shares (Purchase of 15,000 shares by the Company for cancellation)
27.10.08 Results for the third quarter ended 28 September 2008
31.10.08 Voting rights and capital
05.11.08 Transaction in Own Shares (Purchase of 125,000 shares by the Company for cancellation)
12.11.08 Transaction in Own Shares (Purchase of 100,000 shares by the Company for cancellation)
13.11.08 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (M Ruettgers – sale of shares)
13.11.08 Transaction in Own Shares (Purchase of 50,000 shares by the Company for cancellation)
18.11.08 Transaction in Own Shares (Purchase of 38,000 shares by the Company for cancellation)
19.11.08 Transaction in Own Shares (Purchase of 112,000 shares by the Company for cancellation)
26.11.08 Transaction in Own Shares (Purchase of 75,000 shares by the Company for cancellation)
28.11.08 Voting rights and capital
03.12.08 Transaction in Own Shares (Purchase of 100,000 shares by the Company for cancellation)
16.12.08 Notification of major interests in shares (David John Carey)
16.12.08 Notification of major interests in shares (Artemis Investment Management Ltd)
24.12.08 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (RK Graham purchase of shares)

31.12.08 Voting rights and capital
02.01.09 Directorate Update
02.01.09 Notification of vesting of share awards to a person discharging managerial responsibility (DA Shrigley)
05.01.09 Notification of date for announcement of Q4 and full year results for the period ended 28 December 2008
20.01.09 Settlement fine with FSA
30.01.09 Voting rights and capital
04.02.09 Fourth quarter and full year results to 28 December 2008
27.02.09 Voting rights and capital

Regulatory announcements for the Company released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices & News area and searching using Wolfson Microelectronics plc's code "WLF". These Regulatory announcements for the Company released via RNS can also be found in the "Investor Relations" section of the Company's website www.wolfsonmicro.com

The Annual Report and Accounts 2007 and the half yearly financial report for the period ended 29 June 2008 are also available on the Company's website at www.wolfsonmicro.com

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in Scotland on or around the dates indicated.

Date	Document filed
07.03.08	Form 88(2) - Return of allotments of shares on exercise of share options
18.03.08	Form 288b - Resignation of JM Urwin as director
07.04.08	Form 288b - Resignation of J Carey as director
07.05.08	Financial statements for the year ended 30 December 2007
16.05.08	Form 88(2) - Return of allotments of shares on exercise of share options
20.05.08	Form 288b - Resignation of M Cubitt as company secretary
20.05.08	Form 288a - Appointment of J Goldsmith as company secretary
23.05.08	Form 88(2) - Return of allotments of shares on exercise of share

options
06.06.08 Resolutions passed at 2008 Annual General Meeting
22.07.08 Form 363s - Annual Return
06.08.08 Form 88(2) - Return of allotments of shares on exercise of share options
07.08.08 Form 288c - Change of particulars for director (DA Shrigley - change of residential address)
13.08.08 Form 88(2) - Return of allotments of shares on exercise of share options
01.09.08 Form 169 - Return by a company purchasing its own shares
01.09.08 Form 169 - Return by a company purchasing its own shares
02.09.08 Form 169 - Return by a company purchasing its own shares
02.09.08 Form 169 - Return by a company purchasing its own shares
02.09.08 Form 169 - Return by a company purchasing its own shares
04.09.08 Form 169 - Return by a company purchasing its own shares
09.09.08 Form 169 - Return by a company purchasing its own shares
13.09.08 Form 288a - Appointment of G Collinson as a director
19.09.08 Form 288a - Appointment of JM Hickey as a director
23.09.08 Form 169 - Return by a company purchasing its own shares
23.09.08 Form 169 - Return by a company purchasing its own shares
01.10.08 Form 169 - Return by a company purchasing its own shares
01.10.08 Form 169 - Return by a company purchasing its own shares
09.10.08 Form 169 - Return by a company purchasing its own shares
14.10.08 Form 169 - Return by a company purchasing its own shares
17.10.08 Form 169 - Return by a company purchasing its own shares
20.10.08 Form 169 - Return by a company purchasing its own shares
22.10.08 Form 169 - Return by a company purchasing its own shares
22.10.08 Form 169 - Return by a company purchasing its own shares
29.10.08 Form 169 - Return by a company purchasing its own shares
07.11.08 Form 169 - Return by a company purchasing its own shares
07.11.08 Form 169 - Return by a company purchasing its own shares
07.11.08 Form 169 - Return by a company purchasing its own shares
14.11.08 Form 288c - Change of particulars for director (RK Graham - change of residential address)
25.11.08 Form 169 - Return by a company purchasing its own shares
08.12.08 Form 169 - Return by a company purchasing its own shares
09.12.08 Form 169 - Return by a company purchasing its own shares
09.12.08 Form 169 - Return by a company purchasing its own shares
18.12.08 Form 169 - Return by a company purchasing its own shares
09.01.09 Form 288b - Resignation of DA Shrigley as a director

Documents filed at Companies House can be obtained from Companies

House, 37 Castle Terrace, Edinburgh EH1 2EB, telephone 0303 1234 500, e-mail: enquiries@companies-house.gov.uk, or, for registered users, through Companies House Direct at: www.direct.companieshouse.gov.uk

3. Documents submitted to the FSA

All of the documents listed below were submitted to the FSA and processed on or around the dates indicated.

Date submitted to the FSA	Document
05.03.08	Notice of 2008 Annual General Meeting
04.06.08	Resolutions passed at 2008 Annual General Meeting
04.02.09	Preliminary announcement of fourth quarter and full year results to 28 December 2008

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

4. Documents lodged with the Companies Commission of Malaysia

The following documents were lodged with the Companies Commission of Malaysia on the dates indicated.

Date of lodgement	Document
07.04.08	Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars
10.06.08	Form 80A (Annual Return)
10.06.08	Form 87 - Statutory declaration verifying balance sheet of foreign company under Section 336(1) of the Companies Act, 1965.
10.06.08	Wolfson Microelectronics plc Annual Report and Accounts 2007
08.08.08	Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars
16.09.08	Form 79 Return by Foreign Company giving particulars

of Directors and
changes of particulars
11.12.08 Statutory Declaration for application for waiver to prepare audited branch
statements for the year ended 31 December 2008
30.01.09 Form 79 - Return by Foreign Company giving particulars of Directors and
changes of particulars
02.02.09 Form 79 - Return by Foreign Company giving particulars of Directors and
changes of particulars

Documents lodged with the Companies Commission of Malaysia can be obtained from the Companies Commission of Malaysia at Tingkat 2, 10-18 Putra Place, 100 Jalan Putra, 50622 Kuala Lumpur, Malaysia.

Jill Goldsmith
Company Secretary
Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	14:22 02-Mar-09
Number	1428O14

RNS Number : 1428O
Wolfson Microelectronics PLC
02 March 2009

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Wolfson Microelectronics Plc Ord 0.1p**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to notification obligation:	**Artemis Investment Management Ltd**
4. Full name of shareholder(s) (if different from 3):	**Artemis Special Situations Akzo Nobel Artemis New Enterprises Barclays Smaller Companies Barclays UK Alpha BAE Systems 2000 Pension Plan Trustees Limited BAE Systems Pension Funds CIF Trustees Limited Institutional Special Situations**

	L&G(Barclays) MM Alpha L&G(Barclays) MM Alpha Series 2 Pearson Prudential
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**26th February 2009**
6. Date on which issuer notified:	**27th February 2009**
7. Threshold(s) that is/are crossed or reached:	**11%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130	12,379,206	12,379,206	12,782,450	12,782,450		11.10%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,782,450	11.10%

9. Chain of controlled undertakings through which the voting rights and /or the

financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Alistair Fleming
15. Contact telephone name:	0131 718 0411

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Report and Accounts 2008 and Notice of AGM
Released	13:15 05-Mar-09
Number	3864O13

RNS Number : 3864O
Wolfson Microelectronics PLC
05 March 2009

5 March 2009

Wolfson Microelectronics plc
('the Company')

Annual Report and Accounts 2008 and Notice of Annual General Meeting

The Annual Report and Accounts for the 52 week period ended 28 December 2008, Notice of Annual General Meeting 2009 ('AGM') and Form of Proxy have been posted to shareholders and two copies of each have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: + 44 (0) 20 7066 1000

The Annual Report and Accounts and the Notice of AGM are available to access and download from the Company's website at: www.wolfsonmicro.com

The AGM will be held on 20 May 2009 at 10.00 a.m. at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB. At the AGM, it is proposed that the Company adopts new Articles of Association. A summary of the proposed changes is set out in the explanatory notes included in the Notice of AGM.

Enquiries:

Jill Goldsmith 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	14:38 16-Mar-09
Number	9258O14

RNS Number : 9258O
Wolfson Microelectronics PLC
16 March 2009

16 March 2009

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Wolfson has been notified of the following purchases of shares by a trust of which Ross King Graham, a non-executive director of the Company, is a trustee. Wolfson was notified of the first share purchase on 13 March 2009 and was notified of the second share purchase today.

On 13 March 2009 the Ross Graham Discretionary Trust (the "Trust"), of which Mr Graham is a trustee and his adult children are beneficiaries, purchased 11,000 ordinary shares in the Company at 88 pence per share. On 16 March 2009 the Trust purchased 11,241 ordinary shares in the Company at 90 pence per share. Mr Graham does not hold a beneficial interest in the shares held by the Trust.

Mr Graham's total beneficial holding in the shares in the company is 168,928 ordinary shares, representing 0.15% of the issued share capital of the Company (of which 63,800 ordinary shares are held by a trust in which Mr Graham has a one third beneficial interest).

This notification is given in accordance with the DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Jill Goldsmith, Company Secretary	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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